03016983

AR/S
P.E. 12-31-02

MAR 25 2003

# *Zions Bancorporation* {Annual Report 2002}

CORP

PROCESSED
MAR 26 2003
THOMSON FINANCIAL


ZIONS BANCORPORA
OFFICE OF THE

| (In millions) | 2002 / 2001 Change | 2002 | 2001 | 2000 | 1999 | 1998 |
|---|---|---|---|---|---|---|
| **FOR THE YEAR** | | | | | | |
| Income from continuing operations | +6 % | **317.1** | 298.6 | 161.7 | 194.1 | 143.4 |
| Net income | -9 % | **256.3** | 283.0 | 161.7 | 194.1 | 143.4 |
| **PER SHARE** | | | | | | |
| Income from continuing operations - diluted | +6 % | **3.44** | 3.24 | 1.86 | 2.26 | 1.75 |
| Net income - diluted | -9 % | **2.78** | 3.07 | 1.86 | 2.26 | 1.75 |
| Net income - basic | -10 % | **2.80** | 3.10 | 1.87 | 2.29 | 1.77 |
| Dividends declared | - | **.80** | .80 | .89 | .72 | .54 |
| Book value [1] | +6 % | **26.17** | 24.74 | 20.42 | 19.39 | 17.39 |
| Market price - end | | **39.35** | 52.58 | 62.44 | 59.19 | 62.38 |
| Market price - high | | **59.65** | 64.00 | 62.75 | 75.88 | 62.38 |
| Market price - low | | **34.14** | 42.30 | 36.44 | 49.00 | 38.38 |
| **AT YEAR-END** | | | | | | |
| Assets | +9 % | **26,566** | 24,304 | 21,939 | 20,281 | 18,050 |
| Loans and leases | +10 % | **19,040** | 17,311 | 14,378 | 12,791 | 11,219 |
| Loans sold being serviced [2] | -6 % | **2,476** | 2,648 | 1,750 | 1,252 | 1,040 |
| Deposits | +13 % | **20,132** | 17,842 | 15,070 | 14,062 | 14,221 |
| Long-term borrowings | +28 % | **1,310** | 1,022 | 563 | 566 | 511 |
| Shareholders' equity | +4 % | **2,374** | 2,281 | 1,779 | 1,660 | 1,453 |
| **PERFORMANCE RATIOS** | | | | | | |
| Return on average assets | | **.97 %** | 1.19 % | .74 % | .97 % | 1.00 % |
| Return on average shareholders' equity | | **10.95 %** | 13.28 % | 9.65 % | 12.42 % | 10.98 % |
| Efficiency ratio | | **63.40 %** | 61.60 % | 64.92 % [3] | 66.55 % | 70.11 % |
| Net interest margin | | **4.56 %** | 4.64 % | 4.27 % | 4.31 % | 4.56 % |
| **CAPITAL RATIOS [1]** | | | | | | |
| Equity to assets | | **8.94 %** | 9.38 % | 8.11 % | 8.18 % | 8.05 % |
| Tier 1 leverage | | **7.56 %** | 6.56 % | 6.38 % | 6.16 % | 5.91 % |
| Tier 1 risk-based capital | | **9.26 %** | 8.25 % | 8.53 % | 8.64 % | 8.40 % |
| Total risk-based capital | | **12.94 %** | 12.20 % | 10.83 % | 11.29 % | 11.34 % |
| **SELECTED INFORMATION** | | | | | | |
| Average common-equivalent shares *(in thousands)* | | **92,079** | 92,174 | 87,120 | 85,695 | 81,918 |
| Common dividend payout ratio | | **28.58 %** | 26.11 % | 34.65 % [3] | 29.33 % | 28.40 % |
| Full-time equivalent employees | | **8,073** | 8,124 | 6,915 | 6,833 | 7,099 |
| Commercial banking offices | | **415** | 412 | 373 | 362 | 345 |
| ATMs | | **588** | 589 | 509 | 484 | 476 |

[1] *At year-end.*

[2] *Amount represents the outstanding balance of loans sold and being serviced by the Company, excluding conforming first mortgage residential real estate loans.*

[3] *Before impairment loss on First Security Corporation common stock.*

# Annual Report 2002

{**ZIONS BANCORPORATION**} Zions Bancorporation is one of the nation's premier financial services companies, consisting of a collection of great banks in select high-growth markets. Under local management teams and community identities, Zions operates over 400 full-service banking offices in Arizona, California, Colorado, Idaho, Nevada, New Mexico, Utah and Washington. In addition, Zions is a national leader in SBA lending, public finance advisory services, agricultural finance and electronic bond trading. The Company is included in the S&P 500 Index. Investor information and links to subsidiary banks can be accessed at www.zionsbancorporation.com.

The highlight of 2002 for many of us at Zions Bancorporation was the highly successful Olympic Winter Games, held here in Salt Lake City. In the aftermath of the September 11, 2001 terrorist attacks, the Games were a powerful symbol to the entire world of so much that is good; a reminder of the freedoms and values we cherish in this country, and of what we are individually and collectively capable of achieving.

The Olympic Winter Games were also a reminder that great accomplishment is only possible when great challenges are encountered. This past year has, in very many respects, been a challenging time. A stagnant economy in most of the western United States has resulted in a difficult banking environment. Nevertheless, Zions Bancorporation's credit quality and its fundamental financial results remained strong, and we remain optimistic about the future.

## {Financial Results}

Zions Bancorporation's net income from continuing operations reached $317.1 million or $3.44 per diluted share, an increase of 6.2% from the $298.6 million or $3.24 per diluted share earned in 2001. However, reported GAAP net income in 2002 was $256.3 million or $2.78 per diluted share, a decrease of 9.4% from the $283.0 million or $3.07 per diluted share earned the previous year.

During 2002, Zions Bancorporation took steps to sell, discontinue or significantly reduce the size and scope of several technology businesses—including most prominently our subsidiary companies Digital Signature Trust Company and Lexign, Inc.—that had failed to meet our financial expectations. Write-downs were also taken on investments in our venture capital portfolio, reflecting weakness in the technology sector, and on the Company's minority investment in an investment banking firm, reflecting the very difficult environment in that industry. During the previous year, the Company had experienced write-downs in its venture capital portfolio, though these were more than offset by a substantial gain resulting from the sale of Star System, Inc., in which Zions was a substantial investor, to Concord EFS, Inc.

Comparisons between the two years are further complicated by changes in accounting principles in both years, as required by the Financial Accounting Standards Board of all public U.S. companies. The most significant of these changes resulted in eliminating the amortization of goodwill in the Company's income statement subsequent to 2001.

The effect on income of these accounting changes, the discontinuation of some of the Company's technology-related businesses and of unusual gains and losses recognized on securities is reflected in the following table:

| *(In millions)* | 2002 | 2001 | % Change |
|---|---|---|---|
| Net interest income *(as reported)* | $ 1,035.1 | 949.8 | 9.0% |
| Noninterest income *(as reported)* | 376.8 | 412.2 | -8.6% |
| Less: adjustments to noninterest income [1] | (28.7) | 31.2 | -192.0% |
| Adjusted noninterest income | 405.5 | 381.0 | 6.4% |
| Adjusted total revenue | 1,440.6 | 1,330.8 | 8.3% |
| Noninterest expense *(as reported)* | 858.9 | 836.1 | 2.7% |
| Less: amortization of goodwill [2] | - | 31.5 | -100.0% |
| Less: other adjustments to noninterest expense [3] | 8.2 | 7.3 | 12.3% |
| Adjusted noninterest expense | 850.7 | 797.3 | 6.7% |
| Provision for loan losses *(as reported)* | 71.9 | 73.2 | -1.8% |
| Adjusted income from continuing operations *(before income taxes and minority interest)* | 518.0 | 460.3 | 12.5% |
| Income taxes on adjusted income from continuing operations and minority interest | 178.1 | 144.8 | 23.0% |
| Adjusted income from continuing operations | 339.9 | 315.5 | 7.7% |
| Loss on discontinued operations, net of tax | (28.4) | (8.4) | 238.1% |
| Impairment losses included in discontinued operations, net of tax | 22.7 | - | - |
| Goodwill amortization included in discontinued operations | - | 2.4 | -100.0% |
| Net income without unusual items and goodwill amortization | $ 334.2 | 309.5 | 8.0% |

*1 Adjusts for certain equity securities gains (losses) as identified on page 27*

*2 Adjusts for amortization of goodwill as explained on page 27*

*3 Adjusts for merger related expense, restructuring charges and certain impairment charges identified on page 27*

The underlying income from continuing operations, before the cumulative effect of accounting changes, was up 7.7% in 2002, as reflected in the above table.

The Company's total revenue, as adjusted for certain equity securities gains and losses, increased 8.3% in 2002. This reflects strong internally generated balance sheet growth, with average earning assets increasing 10.8% during the year, but a somewhat weaker net interest margin of 4.56% in 2002 as compared to 4.64% in 2001. The historically low levels of interest rates experienced during the year created margin compression as core deposits such as demand and savings accounts were invested at lower yields than in previous periods. The adjusted noninterest income component of revenue increased 6.4%, reflecting strong growth in service charge and commission income, offset by a significant decrease in income from loan sales and servicing.

Operating expenses, as adjusted for the discontinuation of goodwill amortization and other identified items, increased 6.7% during 2002. While good progress was made in reducing or controlling a number of discretionary cost items, higher compensation and employee benefits costs—which increased a combined 10.4% in 2002—were experienced largely as a result of increased employee incentive programs and higher medical and pension-related costs. At year-end 2002, the Company implemented changes to its retirement plans to freeze defined-benefit pension plan accruals and initiate new defined contribution plan arrangements. While the changes are intended to have a neutral effect on operating costs, the new plan design should create a more stable pattern of Company expenses in future years.

### {E-Commerce Investments}

While we are pleased with the strength exhibited by our underlying banking business last year, the Company's reported net income suffered significantly as a result of the poor performance of several of our e-commerce investments. This under-performance was responsible for the $32.4 million charge reflected under the cumulative effect of accounting change in 2002, as goodwill associated with these investments was written down to realizable value. The operating results of two of these ventures, Phaos Technology Corporation and Lexign, Inc., are reported under the category of discontinued operations in the Company's financial statements. Phaos Technology Corporation was sold in the fourth quarter of 2002, and Lexign, Inc. was substantially restructured. A third venture, Digital Signature Trust Company, was sold during 2002 in exchange for a 33% interest in its buyer, Identrus, LLC. Like Digital Signature Trust Company, Identrus—which is owned by a consortium of leading banks in the U.S. and abroad—provides security and authentication services for online transactions. We expect that the actions taken in 2002 with respect to these investments will substantially reduce the negative effects of these operations on our financial results in future periods.

### {Credit Quality}

We are very pleased with the Company's credit quality as measured by net charge-offs of loans and leases and by the level of nonperforming assets. Net charge-offs totaled $63 million in 2002, or 0.35% of average loans and leases. While this was an increase from the $39 million, or 0.24% of loans and leases charged off in 2001, it was nevertheless much stronger than the industry's performance. FDIC data for the first three quarters of 2002 indicates that average net charged-off loans for the nation's insured banks was 1.12%, and 1.34% for banks with assets of greater than $10 billion.

Nonperforming assets, consisting of nonaccrual loans, other real estate owned (primarily foreclosed properties) and restructured loans, totaled $116 million or 0.61% of net loans, leases and other real estate at year-end 2002, as compared to $120 million or 0.69% at the end of 2001. These ratios reflect great strength relative to the norms in the industry, particularly in light of the weak economy experienced in much of the West during the past year. At a time when many large banking companies have experienced high levels of stress in their portfolios of commercial and industrial loans, the most recent available data indicates that, among the nation's twenty-five largest bank holding companies, as measured by domestic commercial loans, Zions ranked number one in terms of the quality of this portfolio.

### {The Economy}

The economy throughout the western United States has suffered in recent months as a result of the decline in demand for high-tech products and a concurrent severe reduction in venture capital investment, overcapacity in the telecommunications sector, reduced travel and tourism activity, strained local government budgets and drought. These conditions have led to net job losses in nearly every major market in which the Company operates, with the exceptions of southern California and southern Nevada. There, growth has continued, though at a much slower pace.

The major bright spot in an otherwise difficult economic picture has been the housing market. With inflation remaining near 2.5%, short-term interest rates have been lowered to levels not seen since the early 1960s, and long-term rates, including home mortgage rates, have followed. This has been a boon for housing, allowing large numbers of first-time buyers to purchase homes, and existing homeowners to refinance—creating a great deal of stimulus to an economy which would otherwise be experiencing even greater stress than has been evident.

While economic conditions will likely remain weak throughout much of 2003, over the longer term, the West continues to offer all the conditions necessary for strong growth. As world demand picks up, the West should benefit from its incredible pool of technology, human capital and infrastructure; its favorable location relative to the Pacific Rim; its natural resources and its quality lifestyle. All indicators continue to point to a higher rate of population growth in the West than in other parts of the country over the next two decades, and with that growth will come jobs and economic activity.

## {Focusing on the Fundamentals}

As we enter 2003, we are focused on the fundamentals—on doing basic things well. Our first priority is to maintain strong credit quality. A great deal of hard work has been done over more than a decade to build a solid credit culture, and it's now paying off. We'll continue to devote resources to training our people and providing them with the systems necessary to monitor and manage credit wisely.

We are also focused on keeping operating costs in check. We've made a good start in the latter half of 2002 in paring our expense structure. We'll continue to consolidate our operating platform and find more efficient ways to provide back-office services. At the same time, we'll continue to critically examine those activities and parts of our business which aren't sufficiently profitable and which are unlikely to improve, with a view towards eliminating them.

Finally, we'll work hard to create for our customers the strongest banking relationships in the West. This is a people business, and the strong relationships that create enduring franchise value for Zions Bancorporation can only be built by exceptional people. We have some great ones in this Company. The U.S. Small Business Administration recently recognized us as being the eighth most "small-business-friendly" bank in the country, and the top small business lender headquartered west of the Mississippi River. This is the result of operating like a small business in our own right. We place a premium on having strong local bankers in the communities we serve, on their involvement in those communities and on personally knowing their customers. I'm confident that this approach to banking will continue to allow us to do great things in the future.

## {A Salute to Roy W. Simmons}

At our annual shareholders' meeting in April 2002, we honored Roy W. Simmons upon his retirement as Chairman and member of the board of directors of Zions Bancorporation. He was named Chairman Emeritus, and we'll continue to value his insight and friendship for years to come. Roy Simmons literally created Zions Bancorporation, and his vision and hard work in building this great Company, based upon the philosophy that "People Mean Everything," has provided enormous dividends to our customers, our past and present employees and to our owners. It's been my privilege to work with—and to learn from—him for over thirty years. Great though he's been as a banker, he's an even better father, for which I'll ever be grateful.

Respectfully,

**{Harris Simmons}**

*Chairman, President and Chief Executive Officer*

*February 17, 2003*


HARRIS

*An Interview with*

# { Harris Simmons }

*In a year defined by a declining stock market, unparalleled corporate malfeasance, and an economy still rising from the ashes of 9/11, investors now scrutinize the intentions of corporate leaders as closely as they would a quarterly report. As a result, "full disclosures" have become the rule more than the exception, and investors now have access to unprecedented amounts of financial data.*

*The turn in events has fueled significant discussion among both investors and board members. As an extension of that discussion, Zions Bancorporation solicited questions from a number of its shareholders and addressed them to Zions Bancorporation chairman and CEO, Harris H. Simmons. The resulting interview offers insights that transcend a "Letter to Shareholders," covering topics ranging from Zions' real estate loans to the prospects for future growth.*

*Simmons' responses allow investors to participate in a candid conversation with the man who has led Zions Bancorporation from a local bank with $3.6 billion in assets to a regional bank with over $26 billion. His discussion also confirms just how stable Zions Bancorporation's fundamental business has been in a year of remarkable turbulence.*

*Shareholder Question<<*

**Zions seems to have a heavy concentration in commercial real estate loans. With vacancy rates at or near the highest levels in a decade, could deteriorating real estate loans damage profits in the next few quarters?**

{HARRIS SIMMONS} At the end of 2002, our total commercial real estate portfolio—which we define to include all construction loans, both residential and commercial, plus non-owner-occupied term loans secured by commercial real estate—totaled $6.1 billion. And this portfolio grew less than 4% during the year. Nearly half of this portfolio, $2.9 billion, is made up of construction loans. And about half of those construction loans, $1.5 billion, are residential construction loans.

This portfolio has actually been our strongest performer in recent quarters. In 2002, our net charge-offs on commercial real estate loans were only about 0.12% of average loans outstanding. This compares with the 0.35% rate for the entire loan portfolio. And while commercial construction activity has slowed recently in the West, and vacancies in some product types have increased, housing markets continue to be reasonably strong, particularly in the more affordable product categories where we have focused our efforts.

We perform stress tests on our commercial real estate portfolio to evaluate the effects of different levels of default rates and losses. Based on these tests, we believe that if we were to experience the "100-year flood" levels of defaults and losses which we saw in the late 1980s, our capital at risk would amount to only about 5.1% of our combined shareholders' equity and loss reserves. And that's before any tax benefits from such losses. The reason the capital exposure is much lower today than in the last cycle is that customers' equity in real estate transactions is typically much stronger today than has been the case in the past. In fact, we currently gauge our average loan-to-value ratios—which are loan commitments as a percentage of appraised value at the inception of the transaction—to be about 63%, which is well below the levels we were seeing in the 1980s.

Additionally, we are structuring and monitoring our loans in a more disciplined manner than we did during the last cycle. This is generally true of other lenders as well. And we benefit from the fact that some of the large, rogue savings and loan institutions, which exacerbated the excessive flow of capital into the real estate sector in the 1980s, are no longer with us.

All of these factors result in a risk profile, and portfolio performance, that leave us quite comfortable with the risk-adjusted returns we are seeing in this business, and with the total size of our exposure to it.





*Shareholder Question<<*

**Zions recently exited several high tech ventures after spending millions of dollars on businesses that never made money. Will these businesses result in additional future write-offs, and what have you done to avoid such mistakes in the future? And has this experience reduced your appetite for such ventures?**

{HARRIS SIMMONS} Our objective in making a number of e-commerce related investments during the past few years was to increase our sources of non-interest revenue in areas that leveraged some of a bank's core strengths, such as the ability to provide third-party authentication of parties to online transactions, which is essentially a fiduciary function. At the time we made these investments, we believed they had substantial growth potential. And it was widely believed that the failure to make these kinds of investments could jeopardize the future of the Company.

But spending in the technology sector has plummeted over the past two years, and the adoption of these technologies has been dramatically slower than industry analysts had forecast. So we have sold our interests or pared way back on the resources we are devoting to these businesses. There continue to be opportunities which have arisen from these investments which still appear to hold promise. We are continuing to nurture some of these opportunities, though with greatly reduced expenditures and a much smaller component of management's time devoted to them.

In building any business, you're likely to drill a few dry holes. The total amount we invested in these businesses was not great in relationship to our capital, and while we've been disappointed with the results of some of these investments, they've now been written down to the point that they pose little future risk to our earnings. Our appetite for such investments is indeed dramatically reduced from what it had been. But it will always be important that we take measured risks and experiment with new opportunities as we look for ways to grow.



*Shareholder Question<<*

**While e-commerce has fallen out of favor, the Internet is still very large and growing and has changed the way people do business. Do you anticipate growth in Internet banking? And what new services might you offer via the Internet?**

{HARRIS SIMMONS} The Internet may not have "changed everything." But in certain industries and for certain applications, it is nevertheless having a major impact. Online banking was much slower to take hold than many had expected. But it is becoming clear that a very substantial portion of our business and our interactions with customers will take place over the Internet.

We provide some great products through our online banking sites, including some relatively unique products. For example, we offer online secured storage of a customer's personal computer files–a sort of virtual safe deposit box. We also offer a personalized messaging service that can provide a customer, via e-mail, with useful information, such as when the balance in an account reaches a given threshold. This year, customers will see improvements in the online availability of posted check images, and we will begin providing the ability to receive account statements electronically. Small business customers will also see a number of improvements in the services we provide them over the Internet.

And the good news is the cost of providing these enhanced services is declining, due in part to better vendor-provided software.

*Shareholder Question<<*

**For many years Zions was viewed as a growth company, but in recent quarters neither revenues nor earnings per share have grown significantly, and investors have increasingly viewed Zions as a value stock. Are the growth days over?**

{HARRIS SIMMONS} We have a great franchise in what have historically been some of the fastest growing states in the nation. This has allowed us to achieve some of the best growth in the industry over the past decade. Over the past five years, our growth in revenue per share, adjusted for gains and losses on securities, has averaged 15.9%—well above the industry average of approximately 7.5%. This past year, our revenue growth dipped to 7.7%. While this isn't what we'd like to see, it was better than the industry's experience and it was achieved during a period of economic stagnation in the West.

So I think we've actually had reasonably good revenue growth. We need to work on operating costs. Our goal is to reach a level of operating expenses by the second quarter of 2003 which, when adjusted for the rate of revenue growth, is $50 million below the level we were operating at during the same period in 2002.

I don't think our days as a growth story are over. As we look to the future, we still see a great opportunity to generate above-average growth for Zions Bancorporation. As local economies recover, we expect the long-term population and employment growth rates in the western United States to outpace those of the nation as a whole, and we believe we're well positioned to take advantage of the opportunities that growth will provide. Growth has to be what we focus on, and we're in markets that should allow us to grow very nicely.



{WE WILL CONTINUE TO LOOK FOR OPPORTUNITIES TO ACQUIRE COMPANIES THAT COMPLEMENT OUR OPERATIONS.}

*Shareholder Question<<*

**As the value of Zions stock—and equities in general—have declined over the past three years, stock repurchases have failed to give shareholders any observable return. Would you consider raising the dividend in order to provide shareholders with real cash return on their investment?**

{HARRIS SIMMONS} Subsequent to year-end, we raised the dividend modestly, to $0.21 per quarter. Our board of directors' philosophy towards dividends is significantly influenced by current U.S. tax law which results in the double taxation of dividends. Most investors consider the total return to shareholders—the combination of dividends and the change in the price of their shares—as the best measure of investment performance. The Company has been an active purchaser of its own shares in the open market. In fact, we repurchased over $113 million of our shares in 2002. Such repurchases afford shareholders who wish to receive cash in exchange for shares to do so on their own timetable, and with any income taxed at the capital gains tax rate as opposed to the generally more punitive personal income tax rate. At the same time, future income from the Company's operations is divided over a smaller remaining number of outstanding shares; so the pie belonging to shareholders is cut into fewer slices, resulting in a higher stock price than would be the case had those shares not been repurchased.

The board of directors recognizes that we have shareholders who desire a steady and increasing stream of dividends. My expectation is that we will continue to increase the dividend in the years ahead as the capital demands of our growth allow, but that we will maintain a conservative dividend policy until such time as the federal government's tax policy on dividends changes for the better.

*Shareholder Question<<*

**Zions operates very autonomous banks in the different states, yet it seems that some customers would benefit from being able to do transactions across the state lines that divide your banks. Also, it would seem that maintaining independent banks is inherently less cost efficient. Would you consider consolidating charters to gain efficiencies and provide broader services?**

{HARRIS SIMMONS} Well, no strategy should ever be thought of as being beyond challenge or permanent. But having said that, our strategy has served us extremely well, and it continues to do so. Our organizational structure—by which we operate a "Collection of Great Banks" with local identities, management teams and decision-making in each of our major markets—sets us apart from some of the very large banks that operate in the western United States. It is a strategy that has been fundamentally important in attracting and retaining strong local management, which is so important to building a customer relationship-centered business. And it imbues these local management teams with a sense that they can make a real difference. They can experience the satisfaction that comes from really running and building their own businesses. And that, in turn, has been one of the secrets to sustaining some of the best revenue-per-share growth in the industry over the past decade.

At the same time, we continue to work at identifying functions that can be centralized or outsourced to reduce operating costs. These are typically back-office operations such as call centers or deposit processing operations that are "invisible" to our customers. As we continue to do this, we will also find new opportunities to serve customers across the boundaries of our various banks.

Any strategy involves trade-offs, and certainly by being organized more along geographic lines as opposed to business lines, we give up some opportunities. But we're sold on the model we've been employing. We believe that, all-in-all, it gives us the best of what a community bank has to offer while capturing many of the benefits of size. And in the process it has allowed our basic banking operations to perform very nicely.











{IT WILL ALWAYS BE IMPORTANT THAT WE TAKE MEASURED CHANCES AND EXPERIMENT WITH NEW OPPORTUNITIES AS WE LOOK FOR WAYS TO GROW.}



*Shareholder Question<<*

**Much of Zions' historic growth has come from acquisitions. Do you anticipate continued growth through acquisitions in the next few years, and if so, in what geographies or businesses?**

{HARRIS SIMMONS} Since 1990, our total assets have grown by $23 billion –from $3.6 billion to $26.6 billion. The total assets of companies we acquired during this period totaled approximately $13.4 billion. So, while acquisitions have provided important diversification outside our original "home" market of Utah, internal growth has also played a very important role. This is reflected in the strong growth in revenue per share, which has increased at a compounded rate of nearly 13% over the past dozen years.

Acquisition activity in the banking industry has slowed dramatically over the past year. A lot of the reason for this has to do with the expectations of sellers and the economic realities for buyers. Today there is a significant gap between the two. The situation has been further aggravated by the elimination of the pooling-of-interests method of accounting in favor of the purchase method of accounting. This change, I think, has resulted in more disciplined investment decisions by buyers and a heightened focus on the economics of business combinations. And that's a good thing.

We will continue to look for opportunities to acquire companies that complement our operations. I expect that most of the deals we'll consider will be community bank acquisitions in the western United States—situations where we can establish the foundation for future growth in solid markets around the West, or where we can augment existing operations and realize substantial cost savings as a result. Overall, we've been a reasonably successful acquirer of community banks, and I expect we'll continue to engage in such transactions—generally smaller transactions—as the climate for such deals improves.

MY OWN EXPERIENCE WITH ZIONS BANCORPORATION AND MY VISION FOR ITS FUTURE IS ONE THAT IS ORIENTED TOWARDS BUILDING SOMETHING OF ENDURING VALUE.

**We have experienced what may well be a historic season of corporate malfeasance during recent years. What has Zions done—and what is it doing—to ensure that the company is managed with integrity? Has the company adopted new governance policies, and if so, what are they?**

{HARRIS SIMMONS} The corporate misdeeds we've witnessed over the past year and a half have been shocking in their magnitude and tragic in their effect on investors' confidence in the market. It might be argued that the commercial banking industry has a layer of protection not afforded some industries, in that it is very highly regulated. Government oversight is by no means an insurance policy against governance breakdowns, but it does provide outside eyes and ears, and strong advocacy for the active involvement of a financial institution's board of directors. It's also interesting to note that some of the recent steps taken by Congress to strengthen the role of independent audit committees reflect regulations imposed on the banking industry a dozen years ago when the FDIC Improvement Act was enacted.

Our board has been very actively engaged in implementing the requirements of the Sarbanes-Oxley Act. We have broadened the role of the Nominating Committee to include corporate governance responsibilities. We have restructured key board committees, including the Audit, Executive Compensation and Nominating and Corporate Governance Committees to ensure that members are independent of management. We have updated the charters for each of our board committees. And we have reviewed and updated our Code of Business Conduct and Ethics. All of these policies and charters will shortly be available on our corporate website.

Over the past few years, we have also strengthened the board with outside directors who bring new perspectives to our business. Last year, Stephen Quinn joined the board, bringing a wealth of financial expertise. This year Patricia Frobes has been nominated for election by our shareholders. She brings a strong real estate and legal background to our board. Our other board members have a diverse set of backgrounds and viewpoints, which is very useful to our management team. We have also increased the frequency of our scheduled board meetings, and the various committees of the board have been meeting with greater frequency as well. All of this has resulted in greater participation by board members in the governance of the Company.

But rules and oversight aplenty are of limited value unless a company's management establishes the right tone and a healthy culture. And I'm quite proud of the culture and tone we have in this company. For example, we were early to move away from earnings guidance, and a lot of companies have followed that lead.

My own experience with Zions Bancorporation and my vision for its future is one that is oriented towards building something of enduring value. My family's investment in the Company dates back forty-three years, and I'm hopeful that my own involvement—which itself dates back to 1970—will extend well into the future. That longevity is, I hope, useful in establishing values which emphasize long-term value creation without cutting corners—through strong credit quality, a focus on customer relationships which produces sustainable revenue growth, and an eye on expenses. □

## ZIONS BANCORPORATION

*Salt Lake City, Utah*

### CORPORATE OFFICERS

Harris H. Simmons
*Chairman, President and Chief Executive Officer*

**{Executive Vice Presidents}**

Bruce K. Alexander
*Colorado Administration*

A. Scott Anderson
*Utah and Idaho Administration*

Doyle L. Arnold
*Chief Financial Officer*

David E. Blackford
*California Administration*

Danne L. Buchanan
*E-Commerce*

Gerald J. Dent
*Credit Administration*

Michael DeVico
*Operations and Information Systems*

John J. Gisi
*Arizona Administration*

W. David Hemingway
*Capital Markets and Investments*

William E. Martin
*Nevada Administration*

Stanley D. Savage
*Washington Administration*

Merrill Wall
*Human Resources*

**{Senior Vice Presidents}**

Nolan Bellon
*Controller*

Ralph Hendrix
*Credit Examination*

Clark B. Hinckley
*Investor Relations*

Dean L. Marotta
*Internal Audit*

**{Vice Presidents}**

Lisa Freberg
Ronald L. Johnson
Mel Leibsla
John A. Payne
David Russell

### BOARD OF DIRECTORS

Harris H. Simmons [1]
*Chairman, President and Chief Executive Officer of the Company and Chairman of the Board of Zions First National Bank*
*Salt Lake City, Utah*

Jerry C. Atkin [1,3]
*Chairman, President and Chief Executive Officer*
*Skywest Airlines*
*St. George, Utah*

R. D. Cash [1,5]
*Chairman of the Board*
*Questar Corporation*
*Salt Lake City, Utah*

Richard H. Madsen [2,3]
*Retired/Former Chairman, President and Chief Executive Officer*
*ZCMI*
*Salt Lake City, Utah*

Roger B. Porter [1,2,3]
*IBM Professor of Business and Government*
*Harvard University*
*Cambridge, Massachusetts*

Stephen D. Quinn [2,5]
*Retired/Former Managing Director and General Partner*
*Goldman, Sachs & Co.*
*New Canaan, Connecticut*

L. E. Simmons [1,4]
*President*
*SCF Investment Partners*
*Houston, Texas*

I. J. Wagner [2]
*President*
*The Keystone Company*
*Salt Lake City, Utah*

Shelley Thomas Williams [4,5]
*Senior Director of Communications and Public Affairs*
*Huntsman Cancer Institute*
*Salt Lake City, Utah*

**{Directors Emeriti}**

Grant R. Caldwell
Roy W. Simmons

[1] *Member, Executive Committee*
[2] *Member, Audit Committee*
[3] *Member, Executive Compensation Committee*
[4] *Member, Credit Review / Compliance Committee*
[5] *Member, Nominating and Corporate Governance Committee*

## ZIONS FIRST NATIONAL BANK

*Salt Lake City, Utah*

### CORPORATE OFFICERS

Harris H. Simmons
*Chairman of the Board*

A. Scott Anderson
*President and Chief Executive Officer*

**{Executive Vice Presidents}**

Doyle L. Arnold
John B. D'Arcy
W. David Hemingway
George B. Hofmann III
J. Steven Houston
Diana E. Kirk

### BOARD OF DIRECTORS

Harris H. Simmons [1,4]
*Chairman of the Board, Chairman, President and Chief Executive Officer*
*Zions Bancorporation*
*Salt Lake City, Utah*

A. Scott Anderson [1]
*President and Chief Executive Officer*
*Zions First National Bank*
*Salt Lake City, Utah*

Ronald S. Hanson [1,4,5]
*Retired/Former Vice Chairman*
*Zions First National Bank*
*Salt Lake City, Utah*

James T. Jensen [2,3]
*Executive Vice President, General Counsel, Secretary and Director*
*The Savage Companies*
*Salt Lake City, Utah*

Susan Mooney Johnson [2,5]
*President*
*Futura Industries*
*South Weber, Utah*

Dixie L. Leavitt [3]
*Chairman of the Board*
*Security Enterprises dba The Leavitt Group*
*Cedar City, Utah*

Robert A. Madsen [4]
*RA Investments*
*Salt Lake City, Utah*

Roy C. Nelson [1]
*Former President*
*Bank of Utah*
*Ogden, Utah*

Keith O. Rattie
*President and Chief Executive Officer*
*Questar Corporation*
*Salt Lake City, Utah*

Kathryn H. S. Pett
*Secretary and General Counsel*
*Utah Transit Authority*
*Salt Lake City, Utah*

Roy W. Simmons
*Retired/Former Chairman of the Board*
*Zions Bancorporation*
*Salt Lake City, Utah*

D. Gill Warner
*Retired/Former President and Chief Executive Officer*
*Associated Foods*
*Salt Lake City, Utah*

**{Directors Emeriti}**

Joseph A. Anderson Jr.
Gregory E. Austin
R. D. Cash
Gordon B. Hinckley
S. C. Johnson
W. Mack Lawrence
Neal A. Maxwell
Russell M. Nelson
Boyd K. Packer
L. Tom Perry

[1] *Member, Executive Committee*
[2] *Member, Trust Committee*
[3] *Member, Examining Committee*
[4] *Member, Credit Review / Compliance Committee*
[5] *Member, CRA Committee*

### AREA ADVISORY BOARDS

**{Utah Valley}**

Bill J. Anderson
Angus Belliston
Steven T. Densley
Robert W. McMullin
Marlon Snow
Joe Squire
John Valentine
Carol Walker
Thomas Whitaker
Brent Wood

{Carbon/Emery}

Jessica Basso
Allen Childs
Mike Dmitrich
Delynn Fielding
Dave Hinkins
Pat Jones
Dino Kiahtipes
Greg Killpack
Kathy Smith
Dr. Ryan Thomas
Kent B. Wilson

{Southern Utah}

Karen Alvey
Bruce Ballard
Lee Bracken
Kevin Ence
Robert Huddleston
Karleen McInelly
Harold G. Shirley
Nate Staheli
Dr. Richard Whitehead
John Yardley

{South Central}

Douglas Barton
Michael Benson
Gale Chapman
Alan Christensen
Roland Christensen
Mark Fuellenbach
Ferral Huntsman
Bradley Johnson
Donna Magleby
Don Peterson
Kim Robinson
Roger Stanworth

{Uintah Basin}

Stan Gordon
Fran Harding
R. Wayne Jones
Bradley D. Labaron
Larry E. Nielsen
Gary Showalter
Gaiwen Snow
Percy Stewart, Jr.
Gary Stringham
Bruce Todd
Donna Trotter

{Weber/Davis}

Steven B. Bateman
Kym Buttschardt
Carolyn R. Nebeker
Orluff Opheikens
Jack B. Parson Jr.
O. Kent Rich
Harlan P. Schmidt
Jack Shaum
Kay Thornock
Lynn Wardley
Ken Warnick
Ken Woolstenhulme

{Cache/Box Elder}

Janet Borg
Jeri Garner Collings
Suzanne Ferry
Fred R. Hunsaker
Gary D. Jones
Boyd Lewis
Brent Nyman
Sara Sinclair
Randy Watts
Richard Whitaker

{Grand/San Juan}

Douglas Allen
Colin Fryer
Sheri Griffith
Keith Ivins
J. Tyron Lewis
Phil Lyman
Frankie Nightingale
I. D. Nightingale
William Petty

{Park City}

Joan Calder
Carla Coonradt
Les F. England
James W. Lewis
Russell Olsen
Franklin Richards Jr.
William Rothwell
E. Jeffery Smith
Meeche White
Richard Wilde
David Zatz

{Eastern Idaho}

Wendy Baron
Garth Hall
Harry Hoogland
Lamoyne Hyde
Gary D. Jones
Tom Knutson
Donna Lassere
Dale Mecham
Dale Mickelson
Earl Pond
DeMar Romrell
Dave Stoddard
Joseph Tugaw

{Northern Idaho}

Dale Aldredge
Rick Beebe
Mark Benson
Gail Byers
Vicky Jahns
Randy Keatts
Steve Lohman
Dan Schoenberg
Dick White

{Treasure Valley Idaho}

Joe Gabrielson
Dale Peterson
Bret J. Rodgers, M.D.
Judy Ruud
Steve Severn
Alan Smith
Kirk G. Smith
Ron VanAuker
Kurt Voight
Cheryl Wardle
Jerry Whitehead
Stephanie Witt

{Women's Financial Group}

Coralie Alder
Twinkle Chisholm
Mary Kay Griffin
Sheri Griffith
Pat Jones
Cindy Kindred
Kay Malone
Pam March
Gretta Spendlove
Donna Thompson
Mary Walker

## CALIFORNIA BANK & TRUST

*San Diego, California*

### BOARD OF DIRECTORS

David E. Blackford
*Chairman, President and*
*Chief Executive Officer*
*California Bank & Trust*
*San Diego, California*

Gerald J. Dent
*Executive Vice President*
*Zions Bancorporation*
*Salt Lake City, Utah*

Allan W. Severson
*Director of Acquisitions*
*California Bank & Trust*
*San Diego, California*

Harris H. Simmons
*Chairman, President and*
*Chief Executive Officer*
*Zions Bancorporation*
*Salt Lake City, Utah*

Chris Skillern
*Managing Director*
*San Diego Division*
*California Bank & Trust*
*San Diego, California*

Dennis Uyemura
*Managing Director/*
*Chief Financial Officer*
*California Bank & Trust*
*San Francisco, California*

{Executive Vice Presidents}

George B. Bryce
Jeffery Cheung
William Gunnell
Frank Henry
Frank Lee
Robert Mantle
Scott Monson
Michael Permenter
Merrill S. Wall
Mark Young

## NEVADA STATE BANK

*Las Vegas, Nevada*

### CORPORATE OFFICERS

William E. Martin
*Chairman, President and Chief Executive Officer*

{Executive Vice Presidents}

R. Bruce Hillier
Jerry R. Martin
Richard Veitz

{Board of Directors}

William E. Martin
*Chairman, President and Chief Executive Officer*
*Nevada State Bank*
*Las Vegas, Nevada*

Richard A. Carlson
*Retired/Former President and Chief Executive Officer*
*Nevada State Bank*
*Las Vegas, Nevada*

Wing Fong
*Wing Fong Enterprises*
*Las Vegas, Nevada*

John R. Larsen
*Chief Executive Officer*
*Port of Subs, Inc.*
*Reno, Nevada*

Dr. Robert E. Robinson
*Las Vegas, Nevada*

Harris H. Simmons
*Chairman, President and Chief Executive Officer*
*Zions Bancorporation*
*Salt Lake City, Utah*

Gary L. Stewart
*President and Owner*
*Central Grading Company*
*Las Vegas, Nevada*

## NATIONAL BANK OF ARIZONA

*Phoenix, Arizona*

### CORPORATE OFFICERS

John J. Gisi
*Chairman and Chief Executive Officer*

James S. Lee
*Vice Chairman*

Keith D. Maio
*President and Chief Operating Officer*

{Executive Vice Presidents}

James D. Bruner
Dee Burton
Larry Davis
David Lyons
Julie L. Raymond
Pat Simmons
Scott Summers

### BOARD OF DIRECTORS

John J. Gisi
*Chairman and Chief Executive Officer*
*National Bank of Arizona*
*Phoenix, Arizona*

Hugh M. Caldwell Jr.
*Secretary to the Board*
*National Bank of Arizona*
*Attorney*
*Waterfall, Economidis, Caldwell, Hanshaw & Villamana P.C.*
*Tucson, Arizona*

James S. Lee
*Vice Chairman of the Board*
*National Bank of Arizona*
*Phoenix, Arizona*

Keith D. Maio
*President and Chief Operating Officer*
*National Bank of Arizona*
*Phoenix, Arizona*

Julie L. Raymond
*Executive Vice President*
*National Bank of Arizona*
*Phoenix, Arizona*

Harris H. Simmons
*Chairman, President and Chief Executive Officer*
*Zions Bancorporation*
*Salt Lake City, Utah*

T. David Yarnes
*Senior Vice President*
*National Bank of Arizona*
*Tucson, Arizona*

## VECTRA BANK COLORADO

*Denver, Colorado*

### CORPORATE OFFICERS

Bruce K. Alexander
*President and Chief Executive Officer*

Richard W. Lawrence
*Director of Community Banking & Administration*

Deborah Wapensky
*Chief Financial Officer*

R. Thad Allen
*Credit Policy Officer*

{Executive Vice Presidents}

Lauren O'Connell
Scott Page

{Regional Presidents}

David Broyles
John Jackson
David Manley
Joseph J. Wolf

### BOARD OF DIRECTORS

Bruce K. Alexander
*Chairman, President and Chief Executive Officer*
*Vectra Bank Colorado, N.A.*
*Denver, Colorado*

Richard W. Lawrence
*Secretary to the Board*
*Vectra Bank Colorado, N.A.*
*Denver, Colorado*

Dawn P. Bookhardt
*Principal*
*Bookhardt & O'Toole*
*Denver, Colorado*

Stephen Cavanagh
*President*
*The Commercial Division*
*Steamboat Springs, Colorado*

Mary Gittings Cronin
*President and Executive Director*
*The Piton Foundation*
*Denver, Colorado*

Gerald J. Dent
*Executive Vice President*
*Zions Bancorporation*
*Salt Lake City, Utah*

Robert D. Greene
*Retired/Former Senior Vice President*
*Rocky Mountain Division*
*Safeway Stores, Inc.*
*Denver, Colorado*

Gary Levine
*President*
*Merchants Mortgage*
*Greenwood Village, Colorado*

James L. Rumsey
*Financial and Management Consultant*
*Former President*
*Scott Capital Corporation*
*Denver, Colorado*

Harris H. Simmons
*Chairman, President and Chief Executive Officer*
*Zions Bancorporation*
*Salt Lake City, Utah*

Terrence F. Smith
*President*
*Consolidated Equities, Ltd.*
*Westminster, Colorado*

Scott R. Tipton
*President*
*Tipton Enterprises*
*Cortez, Colorado*

James J. Tonso
*President*
*Canon Potato Company*
*Center, Colorado*

J. Ben Trujillo
*President*
*JB Trujillo, Inc.*
*Denver, Colorado*

Richard B. Tucker
*Chairman*
*Custom Envelope Corporation*
*Denver, Colorado*

David A. Wollard
*Chairman*
*Emeritus Exemple Healthcare*
*Denver, Colorado*

## THE COMMERCE BANK OF WASHINGTON, N.A.

*Seattle, Washington*

### CORPORATE OFFICERS

Stanley D. Savage
*Chairman, President and Chief Executive Officer*

David Friedenberg
*Managing Director*

Lauren C. Jassny
*Chief Credit Officer*

Ron H. Lynch
*Managing Director Administration*

### BOARD OF DIRECTORS

Stanley D. Savage
*Chairman, President and Chief Executive Officer*
*The Commerce Bank of Washington, N.A.*
*Seattle, Washington*

Tom A. Alberg
*Managing Director*
*Madrona Venture Group, LLC*
*Seattle, Washington*

Graham S. Anderson
*GRACO Investments*
*Sun Valley, Idaho*

Stanley H. Barer
*Chairman Emeritus*
*Saltchuk Resources, Inc.*
*Seattle, Washington*

Christopher T. Bayley
*Chairman*
*Dylan Bay Companies*
*Seattle, Washington*

Carl G. Behnke
*President*
*REB Enterprises*
*Chairman*
*Sur La Table*
*Seattle, Washington*

William D. Bradford
*Endowed Professor*
*Finance, Business & Economics*
*School of Business*
*University of Washington*
*Seattle, Washington*

Richard C. Clotfelter
*Investor*
*Bozeman, Montana*

Michael G. Foster
*Chairman and Chief Executive Officer*
*Foster & Baker*
*Seattle, Washington*

David Friedenberg
*Managing Director*
*The Commerce Bank of Washington, N.A.*
*Seattle, Washington*

Michael D. Garvey
*Chairman*
*Saltchuk Resources, Inc.*
*Seattle, Washington*

James C. Hawkanson
*Retired/Former Chief Executive Officer*
*The Commerce Bank of Washington, N.A.*
*Mercer Island, Washington*

John A. Hilton Jr.
*President and Chief Executive Officer*
*Bessemer Trust Company*
*New York, New York*

Patrick W. Kuo
*President and Chief Executive Officer*
*Cascadia Development Corporation*
*Bellevue, Washington*

Earl P. Lasher, III
*Senior Partner*
*Lasher, Holzapfel, Sperry & Ebberson*
*Seattle, Washington*

Laurie McDonald Jonsson
*President and Chief Executive Officer*
*Stellar International*
*Seattle, Washington*

William Rademaker, Jr.
*General Counsel*
*William E. Boeing Jr. Enterprises*
*Seattle, Washington*

William J. Rex
*Managing Director (Retired)*
*Prudential Securities, Inc.*
*Seattle, Washington*

Robert R. Richards
*Economist*
*North Bend, Washington*

Faye Sarkowsky
*Community Volunteer*
*Seattle, Washington*

Harris H. Simmons
*Chairman, President and Chief Executive Officer*
*Zions Bancorporation*
*Salt Lake City, Utah*

David C. Wyman
*Wyvest*
*Seattle, Washington*

## OTHER AFFILIATES

### NETDEPOSIT, INC.

Danne L. Buchanan
*Chief Executive Officer*

### ZIONS CREDIT CORPORATION

Alan Ralphs
*President*

### ZIONS INVESTMENT SECURITIES, INC.

James R. Cooper
*Chief Operating Officer*

### ZIONS INSURANCE AGENCY, INC.

A. Scott Anderson
*Chairman*

### GRANT HATCH & ASSOCIATES, INC.

Norman D. Squires
*President*

### ZIONS LIFE INSURANCE COMPANY

A. Scott Anderson
*Chairman*

### NEVADA STATE BANK INSURANCE SERVICES

A. Scott Anderson
*Chairman*

### ZIONS MANAGEMENT SERVICES COMPANY

Harris H. Simmons
*Chairman, President and Chief Executive Officer*

{Vice Chairmen}

Doyle L. Arnold
Danne L. Buchanan
Gerald J. Dent
Michael DeVico
W. David Hemingway

## *Zions Bancorporation* {**Quick Facts**}

AS OF DECEMBER 31, 2002



Zions Bancorporation is one of the nation's premier financial services companies, consisting of a collection of great banks in select high-growth markets. Under local management teams and community identities, Zions operates over 400 full-service banking offices in Arizona, California, Colorado, Idaho, Nevada, New Mexico, Utah and Washington. In addition, Zions is a national leader in SBA lending, public finance advisory services, agricultural finance and electronic bond trading. The Company is included in the S&P 500 Index. Investor information and links to subsidiary banks can be accessed at www.zionsbancorporation.com.

| *Bank* | *Headquarters* | *CEO* | *Offices* | *ATMs* | *Assets (In thousands)* | *Deposits (In thousands)* | *Market Share* of Bank Deposits* | *State Rank* by Bank Deposits* |
|---|---|---|---|---|---|---|---|---|
| ZIONS BANK | Salt Lake City | A. Scott Anderson | 149 | 208 | $ 10,529,580 | $ 7,116,514 | UT 33%<br>ID 3% | UT #1<br>ID #6 |
| CALIFORNIA BANK & TRUST | San Diego | David E. Blackford | 91 | 108 | 8,804,855 | 6,970,139 | 2% | #8 |
| NSB NEVADA STATE BANK | Las Vegas | William E. Martin | 63 | 87 | 2,683,207 | 2,348,623 | 9% | #4 |
| National Bank OF ARIZONA | Phoenix | John J. Gisi | 53 | 52 | 2,925,044 | 2,486,949 | 5% | #4 |
| VECTRABANK COLORADO | Denver | Bruce K. Alexander | 58 | 133 | 2,767,660 | 1,910,889 | 4% | #4 |
| THE COMMERCE BANK OF WASHINGTON | Seattle | Stanley D. Savage | 1 | - | 647,887 | 458,702 | 1% | #12 |

* *FDIC insured institutions excluding thrifts and industrial loan corporations, 6/30/2002*

*Zions Bancorporation* {**financial information**}

## PERFORMANCE SUMMARY

Zions Bancorporation and subsidiaries ("the Company") reported net income of $256.3 million for 2002, a decrease of 9.4% from the $283.0 million earned in 2001, which was up 75.0% from the $161.7 million earned in 2000. Diluted net income per share decreased 9.4% to $2.78 in 2002 compared to $3.07 in 2001, which was up 65.1% from $1.86 per diluted share earned in 2000.

During 2002, the Company elected to discontinue the operations of certain e-commerce subsidiaries as described in Note 15 of the Notes to Consolidated Financial Statements. Income from continuing operations for 2002 increased 6.2% to $317.1 million compared to $298.6 million for 2001, which was up 84.7% from the $161.7 million for 2000. The loss from discontinued operations was $28.5 million for 2002 compared to $8.4 million for 2001. There was no loss from discontinued operations in 2000 since the operations of the e-commerce subsidiaries commenced in 2001.

Net income for 2002 and 2001 included cumulative effect adjustments for changes in accounting principles. For 2002, net income included a charge of $32.4 million related to goodwill impairment on e-commerce companies upon the adoption of Statement of Financial Accounting Standards ("SFAS") 142 and 2001 included a charge of $7.2 million related to the adoption of SFAS 133. Income before these cumulative effect adjustments was $288.6 million for 2002, a decrease of 0.5% from $290.2 earned in 2001, which was up 79.4% from $161.7 million earned in 2000.

The Company's primary business is community and regional banking in the Western states. The Company believes that these core banking businesses have continued to perform well in a generally difficult economic environment. The Company enjoyed strong deposit growth, particularly in its Zions First National Bank ("ZFNB") affiliate. Management believes that a significant portion of this growth reflects an increase in ZFNB's market share in Utah; however, part of this growth may be a result of investors reducing their exposure to volatile market investments. Loan growth remained strong through much of the year despite slow economic growth, although management believes that loan growth began to moderate in the latter part of the year. Credit quality held up well in a difficult environment. The loan loss provision, at $72 million in 2002 was comparable to the $73 million provision in 2001. While net losses increased from $39 million to $63 million, nonperforming assets and accruing loans past due 90 days or more were lower at December 31, 2002 than a year earlier. Data available to management indicates that the Company's credit quality trends remain better than those of peer averages as measured by nonperforming asset and charge-off data. The Company's net interest margin of 4.56% in 2002 declined slightly from 4.64% in 2001 in a year when interest rates were volatile and declining. As discussed in greater detail elsewhere in this report, management paid particular attention to asset/liability management during the year. Finally, management turned much greater focus to the control of expenses in 2002 and announced its intent to take $50 million out of the annual run-rate of expenses by mid-2003. A number of specific actions were taken during the year, including restructuring e-commerce investments (discussed further below), branch closures and operations consolidation. Management believes that these specific actions implemented nearly $40 million of annualized reductions by year-end 2002. In summary, adjusted for unusual items as discussed below, management believes that its core banking businesses performed well.

In the past several years, the Company has recorded a number of unusual or nonrecurring income statement items related to venture capital and investment banking investments, changes in accounting principles, and the sale of First Security Corporation common stock after its failed merger with First Security Corporation. The following table summarizes the income statement effects of these unusual items on earnings pretax and after-tax, and on diluted earnings per share ("EPS") for the three years ended December 31, 2002. Further explanation of these items follows in the sections for noninterest income, noninterest expense, discontinued operations, and in the "Other" section of Business Segment Results, and for the accounting changes, Notes 7 and 9 of the Notes to Consolidated Financial Statements.

| (In millions, except per share amounts) | 2002 Pretax | 2002 After-tax | 2002 EPS effect | 2001 Pretax | 2001 After-tax | 2001 EPS effect | 2000 Pretax | 2000 After-tax | 2000 EPS effect |
|---|---|---|---|---|---|---|---|---|---|
| **Noninterest income:** | | | | | | | | | |
| Equity securities gains (losses), net: | | | | | | | | | |
| Net write-downs of venture capital investments and a minority interest in an investment banking firm | **$ (28.7)** | **(17.7)** | **(0.19)** | (39.6) | (24.4) | (0.26) | (3.0) | (1.8) | (0.02) |
| Gains from Concord EFS, Inc. transactions | - | - | - | 70.8 | 42.7 | 0.46 | - | - | - |
| Gains from sale of First Security Corporation common stock | - | - | - | - | - | - | 23.6 | 14.6 | 0.17 |
| Impairment loss on First Security Corporation common stock | - | - | - | - | - | - | (96.9) | (59.8) | (0.69) |
| Subtotal | **(28.7)** | **(17.7)** | **(0.19)** | 31.2 | 18.3 | 0.20 | (76.3) | (47.0) | (0.54) |
| **Noninterest expense:** | | | | | | | | | |
| Merger related expense | - | - | - | 7.3 | 4.5 | (0.05) | 45.5 | 28.2 | (0.32) |
| Restructuring charges | **3.3** | **2.0** | **(0.02)** | - | - | - | - | - | - |
| Impairment losses on certain long-lived assets | **4.9** | **3.1** | **(0.03)** | - | - | - | - | - | - |
| Subtotal | **8.2** | **5.1** | **(0.05)** | 7.3 | 4.5 | (0.05) | 45.5 | 28.2 | (0.32) |
| **Discontinued operations:** | | | | | | | | | |
| Impairment losses | **(28.7)** | **(22.7)** | **(0.25)** | - | - | - | - | - | - |
| **Cumulative effect adjustments** | **(35.0)** | **(32.4)** | **(0.35)** | (11.7) | (7.2) | (0.08) | - | - | - |
| **Total significant unusual items** | **$ (100.6)** | **(77.9)** | **(0.84)** | 12.2 | 6.6 | 0.07 | (121.8) | (75.2) | (0.86) |

If the net after-tax effect of these unusual items and prior years goodwill amortization were added to reported net income, a comparable picture of the underlying performance of the Company's community and regional banking business emerges, as summarized in the table below:

| (In millions) | 2002 | 2001 | 2000 |
|---|---|---|---|
| Net income as reported | **$ 256.3** | 283.0 | 161.7 |
| Total significant unusual items | **77.9** | (6.6) | 75.2 |
| Net income without unusual items | **334.2** | 276.4 | 236.9 |
| Goodwill amortization, net of tax | - | 33.1 | 25.9 |
| Net income without unusual items and goodwill amortization | **$ 334.2** | 309.5 | 262.8 |

As derived from the above table, net income without unusual items and goodwill amortization increased 8.0% in 2002 from 2001, which increased 17.8% from 2000.

The Company's return on average shareholders' equity was 10.95% for 2002 compared to 13.28% for 2001 and 9.65% for 2000. The return on average assets was 0.97% for 2002 compared with 1.19% for 2001 and 0.74% for 2000.

The net interest margin for 2002 was 4.56% compared to 4.64% for 2001 and 4.27% for 2000. The decreased margin for 2002 is the result of declining interest rates during 2002 coupled with the Company's slightly asset-sensitive position. The margin was also affected modestly by the strong deposit growth relative to loan growth, particularly in the latter part of 2002, which resulted in funds being invested in lower-yielding money market investments. The increased margin for 2001 resulted primarily from a more attractive balance sheet composition. Average loans and leases for 2002 increased 13.1% to $18.1 billion, average money market investments increased 29.8% to $1.2 billion and average securities declined 2.7% to $3.9 billion. Average interest-bearing deposits increased 9.6% to $14.1 billion, average noninterest-bearing deposits increased 15.7% to $4.5 billion, and average borrowed funds increased 9.0% to $4.9 billion. Taxable-equivalent net interest income for 2002 increased 8.9% to $1,056.4 million, compared to $970.0 million for 2001 and $821.5 million for 2000.

Noninterest income decreased 8.6% to $376.8 million in 2002 compared to $412.2 million for 2001. The decrease is due principally to unusual items described in the preceding table. Noninterest expense increased 2.7% to $858.9 million in 2002. The efficiency ratio, or noninterest expenses, including noncash amortization charges, as a percentage of total taxable-equivalent net revenues was 63.40% for 2002 compared to 61.60% for 2001 and 64.92% for 2000. Excluding the unusual items described in the preceding table and discontinued operations, the efficiency ratio was 58.18% for 2002, 61.34% for 2001 and 61.98% for 2000.

The Company's provision for loan losses totaled $71.9 million for 2002, compared to $73.2 million for 2001 and $31.8 million for 2000. The increased provision for loan losses for 2002 and 2001 reflects management's evaluation of its various portfolios, higher loan losses, statistical trends and other economic factors, and its desire to maintain a strong coverage of nonperforming assets in a continued uncertain economic environment in the markets in which it operates. Net charge-offs were $63.7 million, or .35% of average loans and leases in 2002, compared to $38.4 million or .24% in 2001 and $42.4 million or .31% in 2000. Nonperforming assets decreased to $115.7 million or .61% of loans and other real estate owned as of December 31, 2002 from $120.4 million or .69% as of December 31, 2001. Accruing loans past due 90 days or more decreased to $37.4 million or .20% of net loans and leases at December 31, 2002 compared to $46.2 million or .27% at the end of 2001.

As described in Note 3 of the Notes to Consolidated Financial Statements, the Company completed several acquisitions in 2002 and 2001 accounted for as purchases. Results of operations between periods are influenced because of these transactions.

## BUSINESS SEGMENT RESULTS

The Company manages its operations and prepares management reports with a primary focus on geographical area. All segments presented, except for the segment identified as "Other", are based on commercial banking operations. The operating segment identified as "Other" includes Zions Bancorporation ("the Parent"), certain e-commerce subsidiaries, other smaller nonbank operating units and eliminations of transactions between segments.

Operating segment information is presented in Schedule 1 and Note 23 of the Notes to Consolidated Financial Statements. The accounting policies of the individual segments are the same as those of the Company. The Company allocates centrally provided services to the business segments based upon estimated usage of those services. The Company initiated a program in 2002 to allocate income between certain of its banking subsidiaries to better match revenues from hedging strategies to the operating units which gave rise to the exposures being hedged. Allocated income (expense) from this program included in net interest income of the banking subsidiaries for 2002 is as follows: Zions First National Bank – $(47.0) million, Nevada State Bank – $9.9 million, National Bank of Arizona – $10.1 million, Vectra Bank Colorado – $21.9 million, and The Commerce Bank of Washington – $5.1 million.

The Company has invested in start-up and early stage ventures through a variety of entities. Through certain subsidiary banks, the Company has principally made nonmarketable investments in a number of companies using four Small Business Investment Companies ("SBIC"). The Company recorded pretax losses on these venture capital SBIC investments of $18.4 million in 2002, compared to losses of $39.6 million in 2001 and $3.0 million in 2000. These losses impacted the noninterest income reported by certain of the Company's subsidiary banks. In addition, the Company has made investments in a number of ventures, either through acquisition or through internal funding initiatives. During 2002, the Company decided to discontinue the operations of two acquired companies, Lexign, Inc. and Phaos Technology Corp. The Company completed a sale of Phaos Technology Corp. in December 2002. Both companies are subsidiaries of Zions Bancorporation and results of the discontinued operations are included in the "Other" segment. Digital Signature Trust ("DST") was the largest internally funded venture and was a majority owned subsidiary of ZFNB. During 2002, the Company completed a sale of DST in exchange for an approximate 33% ownership interest in Identrus, LLC, another venture company. The Company has a number of smaller venture activities that generally are subsidiaries of either ZFNB or Zions Bancorporation.

### ZIONS FIRST NATIONAL BANK AND SUBSIDIARIES

Zions First National Bank and subsidiaries ("ZFNB") include the Company's operations in Utah and Idaho. Net income for ZFNB decreased 23.7% to $103.3 million for 2002 compared to $135.4 million for 2001, which was up 29.7% from the $104.4 million earned in 2000. Results for 2002 include allocated expense of $47.0 million included as a reduction of net interest income under an allocation program initiated by the Company in 2002, as previously discussed. This allocation does not affect the consolidated results of operations of the Company as all such amounts are eliminated in consolidation. Loan growth for ZFNB was 10.8% for 2002 with loans increasing to $6.7 billion.

As part of its asset/liability management efforts in 2002, the Company, with the mutual agreement of the parties involved, repurchased loans from securitizations. On December 16, 2002, under the terms of a Termination and Release Agreement ("Agreement"), the Amended and Restated Credit Card Transfer and Administration Agreement dated February 8, 2002 and a Receivables Purchase Agreement dated as of February 8, 2002 were terminated with the consent of the parties to the Agreement and a majority of the beneficial interest holders. Credit card receivables in the amount of $68.5 million were repurchased by ZFNB at fair value under the terms of the Agreement. No gain or loss was recognized as a result of this transaction. On December 20, 2002, under the terms of a Transfer Agreement, the Second Amended and Restated Auto Loan and Lease Purchase Agreement dated as of February 11, 2002 was terminated with the consent of the parties to the Agreement and with the consent of a majority of the beneficial interest holders. Automobile loans in the amount of $361.7 million were repurchased by ZFNB at fair value under the terms of the Transfer Agreement. No gain or loss was recognized as a result of this transaction.

Also during the fourth quarter of 2002, ZFNB sold to California Bank & Trust $416.8 million of mortgage loans. Excluding these loan transactions, loan growth for 2002 was 10.5%. Deposits increased 33.8% during the year to $7.1 billion. At December 31, 2002, deposits included $960 million of certificates of deposit from California Bank & Trust compared to $600 million at the end of 2001. Excluding these certificates of deposits, total deposits for ZFNB increased 30.5%. Noninterest income decreased 14.9% to $199.7 million compared to $234.8 million for 2001 and $152.0 million for 2000. Noninterest income for 2001 included $44.6 million in gains realized from ZFNB's appreciated investment in a nonpublic investee.

For 2002, ZFNB's loan loss provision was $41.3 million compared to $41.9 million for 2001 and $8.2 million for 2000. Nonperforming assets for ZFNB increased to $62.2 million at December 31, 2002 from $52.1 million at year-end 2001, including an increase in OREO to $20.6 million compared to $3.8 million at the end of 2001. Accruing loans past due 90 days or more decreased to $19.8 million at year-end 2002 compared to $25.0 million at the end of 2001. Net loan and lease charge-offs for 2002 were $38.5 million compared to $22.6 million for 2001.

Noninterest expense for 2002 increased 8.1% compared to 2001, reflecting increased costs to originate and service the bank's strong loan and deposit growth. The increase in net income for 2001 compared to 2000 resulted mainly from the 2001 gains recognized from the investment in a nonpublic investee previously discussed. Also as previously discussed, during 2002 ZFNB completed a sale of an e-commerce subsidiary, DST, in exchange for an approximate 33% ownership interest in Identrus, LLC, a corporate joint venture. After-tax operating losses from ZFNB's investment in Identrus and DST were $6.1 million for 2002 compared to losses from DST of $12.7 million for 2001 and $8.8 million for 2000.

### CALIFORNIA BANK & TRUST

Results of operations for California Bank & Trust ("CB&T") for the years presented are influenced by an acquisition accounted for as a purchase during 2001. See Note 3 of the Notes to Consolidated Financial Statements for further information about the acquisition.

Net income for CB&T increased 24.8% to $120.1 million for 2002, compared to $96.2 million for 2001 and $74.1 million for 2000. In 2002, net loans and leases increased 7.4% to $6.1 billion and deposits increased 2.9% to $7.0 billion from year-end 2001. Excluding the $416.8 million in mortgage loans purchased from ZFNB in the fourth quarter of 2002, net loans increased 0.1%. Net interest income for 2002 increased 9.9% from 2001 to $377.9 million while other noninterest income decreased 14.0% to $78.4 million. Noninterest income for 2001 included $26.2 million of gains realized from CB&T's appreciated investment in a nonpublic investee.

For 2002, CB&T increased its loan loss provision to $17.0 million compared to $9.2 million for 2001. No provision was recorded in 2000. Nonperforming assets for CB&T decreased to $19.3 million at year-end 2002 compared to $32.6 million at December 31, 2001. Net loan and lease charge-offs for 2002 were $14.3 million compared to $11.5 million for 2001. Noninterest expense decreased 5.4% for

## SCHEDULE 1

# OPERATING SEGMENTS INFORMATION

| (Amounts in millions) | Zions First National Bank and Subsidiaries 2002 | 2001 | % Change | California Bank & Trust 2002 | 2001 | % Change | Nevada State Bank 2002 | 2001 | % Change |
|---|---|---|---|---|---|---|---|---|---|
| **CONDENSED INCOME STATEMENT** | | | | | | | | | |
| Net interest income | $ 296.2 | 302.5 | (2)% | $ 377.9 | 343.7 | 10% | $ 124.9 | 114.3 | 9% |
| Noninterest income | 199.7 | 234.8 | (15) | 78.4 | 91.2 | (14) | 28.1 | 23.7 | 19 |
| Total revenue | 495.9 | 537.3 | (8) | 456.3 | 434.9 | 5 | 153.0 | 138.0 | 11 |
| Provision for loan losses | 41.3 | 41.9 | (1) | 17.0 | 9.2 | 85 | 4.7 | 10.1 | (53) |
| Noninterest expense | 310.1 | 286.9 | 8 | 238.2 | 251.7 | (5) | 81.9 | 80.0 | 2 |
| Income from continuing operations before income taxes and minority interest | 144.5 | 208.5 | (31) | 201.1 | 174.0 | 16 | 66.4 | 47.9 | 39 |
| Income tax expense (benefit) | 42.4 | 69.9 | (39) | 81.0 | 76.5 | 6 | 22.6 | 16.3 | 39 |
| Minority interest | (1.2) | (2.1) | (43) | - | - | - | - | - | - |
| Income from continuing operations | 103.3 | 140.7 | (27) | 120.1 | 97.5 | 23 | 43.8 | 31.6 | 39 |
| Loss on discontinued operations | - | - | - | - | - | - | - | - | - |
| Income before cumulative effect adjustment | 103.3 | 140.7 | (27) | 120.1 | 97.5 | 23 | 43.8 | 31.6 | 39 |
| Cumulative effect adjustment | - | (5.3) | (100) | - | (1.3) | (100) | - | (0.6) | (100) |
| Net income (loss) | $ 103.3 | 135.4 | (24)% | $ 120.1 | 96.2 | 25% | $ 43.8 | 31.0 | 41% |
| **YEAR END BALANCE SHEET DATA** | | | | | | | | | |
| Total assets | $ 10,530 | 8,580 | 23% | $ 8,805 | 8,366 | 5% | $ 2,683 | 2,481 | 8% |
| Net loans and leases | 6,714 | 6,062 | 11 | 6,129 | 5,708 | 7 | 1,850 | 1,515 | 22 |
| Allowance for loan losses | 96 | 83 | 16 | 88 | 86 | 2 | 25 | 25 | - |
| Goodwill, core deposit and other intangibles | 30 | 19 | 58 | 434 | 443 | (2) | 23 | 24 | (4) |
| Noninterest-bearing demand deposits | 1,178 | 1,095 | 8 | 2,035 | 1,784 | 14 | 653 | 541 | 21 |
| Total deposits | 7,116 | 5,318 | 34 | 6,970 | 6,773 | 3 | 2,349 | 2,140 | 10 |
| Common equity | 682 | 636 | 7 | 978 | 988 | (1) | 173 | 161 | 7 |
| **PERFORMANCE RATIOS** | | | | | | | | | |
| Return on average assets | 0.99% | 1.46% | | 1.40% | 1.21% | | 1.70% | 1.29% | |
| Return on average common equity | 15.56% | 24.23% | | 11.69% | 10.47% | | 26.68% | 18.75% | |
| Efficiency ratio | 61.00% | 52.31% | | 52.12% | 57.76% | | 53.13% | 57.36% | |
| **OTHER INFORMATION** | | | | | | | | | |
| Full-time equivalent employees | 2,333 | 2,192 | | 1,846 | 1,944 | | 750 | 712 | |
| Domestic offices: | | | | | | | | | |
| Traditional branches | 103 | 102 | | 91 | 94 | | 30 | 27 | |
| Banking centers in grocery stores | 46 | 48 | | - | - | | 33 | 34 | |
| Foreign office | 1 | 1 | | - | - | | - | - | |
| Total offices | 150 | 151 | | 91 | 94 | | 63 | 61 | |
| ATMs | 208 | 214 | | 108 | 110 | | 87 | 85 | |

*Note: The Company initiated a program in 2002 to allocate income between certain of its banking subsidiaries to better match revenues from hedging strategies to the operating units which gave rise to the exposures being hedged. The reduction in net interest income of Zions First National Bank, and the various increases in net interest income at Nevada State Bank, National Bank of Arizona, Vectra Bank Colorado, and The Commerce Bank of Washington, reflect this allocation program.*

| National Bank of Arizona | | | Vectra Bank Colorado | | | The Commerce Bank of Washington | | | Other | | | Consolidated Company | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 2002 | 2001 | % Change | 2002 | 2001 | % Change | 2002 | 2001 | % Change | 2002 | 2001 | % Change | 2002 | 2001 | % Change |
| $ 116.0 | 103.0 | 13% | $ 110.7 | 86.4 | 28% | $ 24.6 | 21.8 | 13% | $ (15.2) | (21.9) | 31% | $1,035.1 | 949.8 | 9% |
| 19.1 | 16.1 | 19 | 34.2 | 27.5 | 24 | 1.7 | 1.2 | 42 | 15.6 | 17.7 | (12) | 376.8 | 412.2 | (9) |
| 135.1 | 119.1 | 13 | 144.9 | 113.9 | 27 | 26.3 | 23.0 | 14 | 0.4 | (4.2) | 110 | 1,411.9 | 1,362.0 | 4 |
| 2.0 | 1.5 | 33 | 5.0 | 9.4 | (47) | 1.1 | 1.3 | (15) | 0.8 | (0.2) | 500 | 71.9 | 73.2 | (2) |
| 69.0 | 64.1 | 8 | 100.1 | 94.2 | 6 | 10.3 | 9.4 | 10 | 49.3 | 49.8 | (1) | 858.9 | 836.1 | 3 |
| 64.1 | 53.5 | 20 | 39.8 | 10.3 | 286 | 14.9 | 12.3 | 21 | (49.7) | (53.8) | 8 | 481.1 | 452.7 | 6 |
| 25.5 | 21.4 | 19 | 14.2 | 6.9 | 106 | 5.3 | 4.2 | 26 | (23.3) | (33.3) | 30 | 167.7 | 161.9 | 4 |
| - | - | - | - | - | - | - | - | - | (2.5) | (5.7) | (56) | (3.7) | (7.8) | (53) |
| 38.6 | 32.1 | 20 | 25.6 | 3.4 | 653 | 9.6 | 8.1 | 19 | (23.9) | (14.8) | (61) | 317.1 | 298.6 | 6 |
| - | - | - | - | - | - | - | - | - | (28.4) | (8.4) | (238) | (28.4) | (8.4) | (238) |
| 38.6 | 32.1 | 20 | 25.6 | 3.4 | 653 | 9.6 | 8.1 | 19 | (52.3) | (23.2) | (125) | 288.7 | 290.2 | (1) |
| - | - | - | - | - | - | - | - | - | (32.4) | - | | (32.4) | (7.2) | (350) |
| $ 38.6 | 32.1 | 20% | $ 25.6 | 3.4 | 653% | $ 9.6 | 8.1 | 19% | $ (84.7) | (23.2) | (265)% | $ 256.3 | 283.0 | (9)% |
| $ 2,925 | 2,606 | 12% | $ 2,768 | 2,639 | 5% | $ 648 | 529 | 22% | $ (1,793) | (897) | (100)% | $ 26,566 | 24,304 | 9% |
| 1,979 | 1,796 | 10 | 1,918 | 1,850 | 4 | 321 | 294 | 9 | 129 | 86 | 50 | 19,040 | 17,311 | 10 |
| 32 | 29 | 10 | 33 | 33 | - | 5 | 4 | 25 | 1 | - | - | 280 | 260 | 8 |
| 74 | 68 | 9 | 252 | 255 | (1) | - | - | - | - | 71 | (100) | 813 | 880 | (8) |
| 721 | 580 | 24 | 477 | 424 | 13 | 79 | 66 | 20 | (26) | (9) | (189) | 5,117 | 4,481 | 14 |
| 2,487 | 2,193 | 13 | 1,911 | 1,764 | 8 | 459 | 382 | 20 | (1,160) | (728) | (59) | 20,132 | 17,842 | 13 |
| 233 | 211 | 10 | 441 | 439 | - | 45 | 38 | 18 | (178) | (192) | 7 | 2,374 | 2,281 | 4 |
| 1.44% | 1.33% | | 0.97% | 0.15% | | 1.72% | 1.59% | | | | | 0.97% | 1.19% | |
| 17.96% | 16.49% | | 5.81% | 0.86% | | 23.28% | 22.57% | | | | | 10.95% | 13.28% | |
| 50.84% | 53.49% | | 68.60% | 82.11% | | 38.83% | 40.53% | | | | | 63.40% | 61.60% | |
| 833 | 754 | | 912 | 1,007 | | 54 | 56 | | 1,345 | 1,459 | | 8,073 | 8,124 | |
| 53 | 47 | | 54 | 55 | | 1 | 1 | | - | - | | 332 | 326 | |
| - | - | | 4 | 4 | | - | - | | - | - | | 83 | 86 | |
| - | - | | - | - | | - | - | | - | - | | 1 | 1 | |
| 53 | 47 | | 58 | 59 | | 1 | 1 | | - | - | | 416 | 413 | |
| 52 | 45 | | 133 | 135 | | - | - | | - | - | | 588 | 589 | |

2002 compared to 2001. Expenses for 2001 included amortization of goodwill of $16.0 million. Expenses for 2001 also included $5.0 million of merger related expenses related to the acquisition of Eldorado Bancshares, Inc.

## NEVADA STATE BANK

Net income for Nevada State Bank ("NSB") was $43.8 million for 2002 compared to $31.0 million in 2001 and $22.8 million for 2000. Earnings for 2002 include $9.9 million of income included in net interest income allocated under a program initiated by the Company in 2002 as discussed previously. Earnings for 2002 included a provision for loan losses of $4.7 million compared to $10.1 million for both 2001 and 2000. Nonperforming assets for NSB decreased to $1.2 million at December 31, 2002 compared to $2.0 million at December 31, 2001. Net loan and lease charge-offs for 2002 were $4.9 million compared to $2.4 million for 2001. Net loans at year-end 2002 increased 22.1% from 2001 while total deposits increased 9.8%.

## NATIONAL BANK OF ARIZONA

Net income for National Bank of Arizona ("NBA") was $38.6 million for 2002 compared to $32.1 million in 2001 and $30.2 million for 2000. Earnings for 2002 include $10.1 million of income included in net interest income allocated under a program initiated by the Company in 2002 as discussed previously. Net loans increased 10.2% from year-end 2001 to $2.0 billion at year-end 2002 and deposits increased 13.4% to $2.5 billion. In November 2002, NBA completed the acquisition of Frontier State Bank and acquired $52.0 million of loans and $88.0 million of deposits. Excluding these acquired loans and deposits, net loans increased 7.3% and deposits increased 9.4%. The provision for loan and lease losses was $2.0 million for 2002 compared to $1.5 million for 2001 and $3.6 million for 2000. Nonperforming assets for NBA were $11.0 million at December 31, 2002 compared to $11.5 million at December 31, 2001. Net loan and lease charge-offs for 2002 were $0.5 million compared to $0.6 million for 2001.

## VECTRA BANK COLORADO

Net income for Vectra Bank Colorado ("Vectra") was $25.6 million in 2002 compared to $3.4 million in 2001 and $5.8 million in 2000. Earnings for 2002 include $21.9 million of income included in net interest income allocated under a program initiated by the Company in 2002 as discussed previously. The years 2001 and 2000 also included goodwill amortization of $10.5 million in each year. Net loans and leases increased 3.7% from year-end 2001 to $1.9 billion at year-end 2002 and deposits increased 8.3% to $1.9 billion. The provision for loan losses was decreased to $5.0 million for 2002, compared to $9.4 million for 2001 and $9.1 million in 2000. Nonperforming assets for Vectra decreased to $16.0 million at December 31, 2002 compared to $18.8 million at December 31, 2001. Net loan and lease charge-offs for 2002 were $4.7 million compared to $0.9 million for 2001 and $8.9 million for 2000.

## THE COMMERCE BANK OF WASHINGTON

Net income for The Commerce Bank of Washington ("Commerce") was $9.6 million for 2002 compared to $8.1

million in 2001 and $7.9 million in 2000. Earnings for 2002 include $5.1 million of income included in net interest income allocated under a program initiated by the Company in 2002 as discussed previously. Net loans and leases increased 9.0% from year-end 2001 to $321 million at year-end 2002 and deposits increased 20.2% to $459 million. The provision for loan and lease losses was $1.1 million for 2002, compared to $1.3 million for 2001 and $0.8 million in 2000. Nonperforming assets for Commerce increased to $4.3 million at December 31, 2002, compared to $3.4 million at December 31, 2001. Net loan and lease charge-offs for 2002 were $0.8 million, compared to $0.4 million for 2001.

### OTHER

Other includes the Parent and other various nonbanking subsidiaries including certain e-commerce and other investment activities. Net losses in the Other category were $84.7 million for 2002, compared to losses of $23.2 million for 2001 and losses of $83.5 million for 2000. The increased loss for 2002 relates primarily to losses of discontinued e-commerce subsidiaries previously discussed and a $32.4 million charge for the cumulative effect adjustment related to goodwill impairment in the e-commerce subsidiaries; see Note 9 of the Notes to Consolidated Financial Statements. The decreased net loss for 2001, compared to 2000, of $60.3 million is mainly due to the recognition during 2000 of a $96.9 million pretax impairment loss on First Security Corporation common stock and $31.0 million of pretax merger expense mainly related to the terminated First Security Corporation merger, offset in part by gains of $23.6 million from the subsequent sale of the First Security Corporation common stock.

In 2002 the Company took a number of actions to revalue and restructure its e-commerce activities in light of continued disappointing results and a difficult market environment. In May 2002 the Company completed the sale of its DST subsidiary to Identrus, LLC for a 33% ownership position in Identrus. DST was a U.S. market leader in providing public key infrastructure ("PKI") digital signatures for on-line identity authentication. However, market adoption of this technology has been slow. Identrus, a company owned by a global consortium of banks, also provides PKI standards and infrastructure. By selling DST to Identrus, the Company was able to cut its operating losses from this business activity by almost two-thirds, while retaining an ability to benefit financially if the market for identity authentication services develops.

In support of its PKI activities, in 2000 and 2001 the Company acquired several software companies with the objective of hastening the adoption of digital signatures by developing applications using them. These acquisitions became the Company's subsidiaries, Lexign, Inc. and Phaos Technology Corp. Market declines in the value of all similar software companies led the Company to recognize valuation impairments related to these subsidiaries upon the adoption of SFAS 142 in 2002. More importantly, after the sale of DST, the Company no longer had a strategic rationale to continue the development of digital signature applications software. As a result, both Lexign and Phaos were down-sized, offered for sale and reclassified as discontinued operations in the third quarter of 2002. Additional write-downs in addition to the impairment charges were taken at this time. In December 2002, the Company completed the sale of Phaos for approximately its revised value. The restructuring of Lexign has resulted in a reduction of its rate of operating losses by about two-thirds. In addition, the Company and Lexign have developed an operating risk management system that it is deploying throughout the Company. This system, called RiskResolve™, is being offered under license to third parties.

In addition to the Company's e-commerce activities, the Company developed a secure online storage and retrieval product called "Entervault." Because of poor market response, management ceased further development of Entervault in 2002, resulting in severance costs in the fourth quarter.

In 2000, the Company acquired a 24.9% interest in an investment banking company serving primarily smaller and middle market companies in the West. The strategic intent was to allow the Company and the investment banking company to provide a more complete array of financing products and services to their customers through cross-referrals. While a number of mutually-beneficial referrals have occurred and continue to occur, the overall market for investment banking products and services has declined markedly. As a result, the investment banking company experienced a substantial decline in revenue and incurred significant operating losses. In the third quarter of 2002, the Company took an impairment charge on its investment in the investment banking company to reflect the decline in value attributable to its poor operating results.

The Company continues to invest more selectively in a limited number of new, innovative products and ventures. Most notably the Company has funded the development of NetDeposit, a family of innovative check imaging and clearing products and services for which the Company has sought extensive intellectual property protection. The expenses associated with development of this product were incurred in both ZFNB and the Other segment. The Company is actively marketing NetDeposit's products and has received significant indications of interest, but it is not yet known if the product will be commercially successful.

## INCOME STATEMENT ANALYSIS

### NET INTEREST INCOME, MARGIN AND INTEREST RATE SPREADS

Net interest income on a taxable-equivalent basis is the difference between interest earned on assets and interest paid on liabilities, with adjustments made to present income on assets exempt from income taxes comparable to other taxable income. Changes in the mix and volume of earning assets and interest-bearing liabilities, their related yields and overall interest rates have a major impact on earnings. In 2002, taxable-equivalent net interest income provided 73.7% of the Company's net taxable-equivalent revenues compared to 70.2% for 2001 and 81.0% for 2000. As previously discussed, each of the three years contains unusual or nonrecurring items which had a significant effect on these percentages.

The Company's taxable-equivalent net interest income increased by 8.9% to $1,056.4 million in 2002 compared to $970.0 million in 2001 and $821.5 million in 2000. The increased level of taxable-equivalent net interest income was driven by a 10.8% and 8.8% growth in average earning assets for 2002 and 2001, respectively.

The net interest margin, the ratio of taxable-equivalent net interest income to average earning assets, was 4.56% in 2002, 4.64% in 2001 and 4.27% in 2000. The decreased margin for 2002 is the result of declining interest rates during 2002 coupled with the Company's slightly asset-sensitive position. The margin was also affected by the strong deposit growth relative to loan growth for 2002, which resulted in funds being invested in lower-yielding money market investments, particularly in the second half of the year. The significant increase in the margin for 2001 resulted primarily from a more attractive balance sheet composition as well as a major decrease in interest rates, which increased interest income from derivatives used to hedge the portfolio. Average loans and leases increased 13.1% to $18.1 billion for 2002, while average securities declined 2.7% to $3.9 billion, average money market investments increased 29.8% to $1.2 billion, average interest-bearing deposits increased 9.6% to $14.1 billion and average borrowed funds increased 9.0% to $4.9 billion.

Schedule 2 analyzes the average balances, the amount of interest earned or paid, and the applicable rates for the various categories of earning assets and interest-bearing funds that represent the components of taxable-equivalent net interest income. Schedule 3 analyzes the year-to-year changes in net interest income on a fully taxable-equivalent basis for the years shown. In the schedules, the principal amounts of nonaccrual and renegotiated loans have been included in the average loan balances used to determine the rate earned on loans. Interest income on nonaccrual loans is included in income only to the extent that cash payments have been received and not applied to principal reductions. Interest on restructured loans is generally accrued at reduced rates.

The incremental tax rate used for calculating the taxable-equivalent adjustment was 35% for all years presented.

**SCHEDULE 2**

## DISTRIBUTION OF ASSETS, LIABILITIES, AND SHAREHOLDERS' EQUITY

**AVERAGE BALANCE SHEETS, YIELDS AND RATES**

| | 2002 | | | 2001 | | |
|---|---|---|---|---|---|---|
| *(Amount in millions)* | Average balance | Amount of interest[1] | Average rate | Average balance | Amount of interest[1] | Average rate |
| **ASSETS:** | | | | | | |
| Money market investments | $ 1,199 | 18.6 | 1.55% | $ 924 | 34.9 | 3.78% |
| Securities: | | | | | | |
| Held to maturity | 43 | 2.3 | 5.34 | 56 | 3.4 | 5.98 |
| Available for sale | 3,209 | 170.0 | 5.30 | 3,269 | 207.2 | 6.34 |
| Trading account | 611 | 22.1 | 3.62 | 647 | 30.9 | 4.78 |
| Total securities | 3,863 | 194.4 | 5.03 | 3,972 | 241.5 | 6.08 |
| Loans: | | | | | | |
| Loans held for sale | 210 | 9.4 | 4.50 | 220 | 13.1 | 5.94 |
| Net loans and leases[2] | 17,904 | 1,254.8 | 7.01 | 15,795 | 1,322.6 | 8.37 |
| Total loans and leases | 18,114 | 1,264.2 | 6.98 | 16,015 | 1,335.7 | 8.34 |
| Total interest-earning assets | 23,176 | 1,477.2 | 6.37 | 20,911 | 1,612.1 | 7.71 |
| Cash and due from banks | 939 | | | 821 | | |
| Allowance for loan losses | (267) | | | (229) | | |
| Goodwill | 744 | | | 703 | | |
| Core deposit and other intangibles | 98 | | | 101 | | |
| Other assets | 1,606 | | | 1,513 | | |
| Total assets | $ 26,296 | | | $ 23,820 | | |
| **LIABILITIES:** | | | | | | |
| Interest-bearing deposits: | | | | | | |
| Savings and NOW | $ 2,555 | 26.5 | 1.04 | $ 2,060 | 32.3 | 1.57 |
| Money market super NOW | 8,021 | 138.1 | 1.72 | 7,039 | 219.3 | 3.12 |
| Time under $100,000 | 1,911 | 62.1 | 3.25 | 1,984 | 98.2 | 4.95 |
| Time $100,000 and over | 1,487 | 50.5 | 3.40 | 1,658 | 86.5 | 5.22 |
| Foreign | 106 | 1.5 | 1.42 | 106 | 2.9 | 2.79 |
| Total interest-bearing deposits | 14,080 | 278.7 | 1.98 | 12,847 | 439.2 | 3.42 |
| Borrowed funds: | | | | | | |
| Securities sold, not yet purchased | 394 | 16.4 | 4.17 | 340 | 17.0 | 5.01 |
| Federal funds purchased and security repurchase agreements | 2,528 | 39.1 | 1.55 | 2,668 | 95.9 | 3.59 |
| Commercial paper | 359 | 7.5 | 2.09 | 336 | 14.5 | 4.30 |
| FHLB advances and other borrowings: | | | | | | |
| One year or less | 533 | 10.3 | 1.93 | 404 | 21.7 | 5.37 |
| Over one year | 240 | 12.5 | 5.18 | 203 | 11.1 | 5.44 |
| Long-term debt | 874 | 56.3 | 6.45 | 569 | 42.7 | 7.51 |
| Total borrowed funds | 4,928 | 142.1 | 2.88 | 4,520 | 202.9 | 4.49 |
| Total interest-bearing liabilities | 19,008 | 420.8 | 2.21 | 17,367 | 642.1 | 3.70 |
| Noninterest-bearing deposits | 4,522 | | | 3,907 | | |
| Other liabilities | 404 | | | 385 | | |
| Total liabilities | 23,934 | | | 21,659 | | |
| Minority interest | 21 | | | 30 | | |
| Total shareholders' equity | 2,341 | | | 2,131 | | |
| Total liabilities and shareholders' equity | $ 26,296 | | | $ 23,820 | | |
| Spread on average interest-bearing funds | | | 4.16% | | | 4.01% |
| Taxable-equivalent net interest income and net yield on interest-earning assets | | 1,056.4 | 4.56% | | 970.0 | 4.64% |

[1] *Taxable-equivalent rates used where applicable.*

[2] *Net of unearned income and fees, net of related costs. Loans include nonaccrual and restructured loans.*

| 2000 | | | 1999 | | | 1998 | | |
|---|---|---|---|---|---|---|---|---|
| Average balance | Amount of interest [1] | Average rate | Average balance | Amount of interest [1] | Average rate | Average balance | Amount of interest [1] | Average rate |
| $ 1,061 | 67.4 | 6.35% | $ 1,185 | 67.2 | 5.67% | $ 1,629 | 92.3 | 5.67% |
| 3,254 | 222.1 | 6.83 | 3,277 | 204.6 | 6.24 | 2,271 | 154.8 | 6.82 |
| 685 | 44.8 | 6.53 | 741 | 42.4 | 5.72 | 849 | 48.6 | 5.72 |
| 574 | 36.3 | 6.32 | 538 | 30.1 | 5.59 | 430 | 24.0 | 5.58 |
| 4,513 | 303.2 | 6.72 | 4,556 | 277.1 | 6.08 | 3,550 | 227.4 | 6.41 |
| 192 | 14.5 | 7.52 | 178 | 12.2 | 6.85 | 202 | 14.3 | 7.08 |
| 13,457 | 1,259.2 | 9.36 | 11,641 | 1,019.0 | 8.75 | 7,430 | 708.8 | 9.54 |
| 13,649 | 1,273.7 | 9.33 | 11,819 | 1,031.2 | 8.72 | 7,632 | 723.1 | 9.47 |
| 19,223 | 1,644.3 | 8.55 | 17,560 | 1,375.5 | 7.83 | 12,811 | 1,042.8 | 8.14 |
| 826 | | | 856 | | | 657 | | |
| (203) | | | (211) | | | (132) | | |
| 572 | | | 574 | | | 515 | | |
| 76 | | | 81 | | | 58 | | |
| 1,228 | | | 1,052 | | | 488 | | |
| $ 21,722 | | | $ 19,912 | | | $ 14,397 | | |
| $ 1,783 | 40.0 | 2.24 | $ 1,812 | 44.1 | 2.43 | $ 1,338 | 39.4 | 2.94 |
| 6,210 | 289.4 | 4.66 | 5,521 | 203.6 | 3.69 | 3,712 | 134.5 | 3.62 |
| 1,719 | 87.7 | 5.10 | 2,085 | 98.5 | 4.72 | 1,651 | 85.7 | 5.19 |
| 1,408 | 80.4 | 5.71 | 1,257 | 61.1 | 4.86 | 894 | 49.3 | 5.51 |
| 138 | 6.3 | 4.56 | 165 | 7.2 | 4.36 | 182 | 8.2 | 4.51 |
| 11,258 | 503.8 | 4.48 | 10,840 | 414.5 | 3.82 | 7,777 | 317.1 | 4.08 |
| 311 | 19.7 | 6.32 | 271 | 15.6 | 5.76 | 202 | 10.0 | 4.95 |
| 2,747 | 159.7 | 5.81 | 2,369 | 108.5 | 4.58 | 1,908 | 90.5 | 4.74 |
| 316 | 20.7 | 6.55 | 194 | 10.8 | 5.57 | 28 | 1.6 | 5.71 |
| 1,161 | 76.2 | 6.56 | 545 | 28.5 | 5.23 | 63 | 4.0 | 6.35 |
| 140 | 8.5 | 6.06 | 76 | 4.8 | 6.32 | 114 | 6.6 | 5.79 |
| 429 | 34.2 | 7.98 | 453 | 35.1 | 7.75 | 347 | 29.1 | 8.39 |
| 5,104 | 319.0 | 6.25 | 3,908 | 203.3 | 5.20 | 2,662 | 141.8 | 5.33 |
| 16,362 | 822.8 | 5.03 | 14,748 | 617.8 | 4.19 | 10,439 | 458.9 | 4.40 |
| 3,316 | | | 3,249 | | | 2,448 | | |
| 329 | | | 316 | | | 196 | | |
| 20,007 | | | 18,313 | | | 13,083 | | |
| 40 | | | 37 | | | 9 | | |
| 1,675 | | | 1,562 | | | 1,305 | | |
| $ 21,722 | | | $ 19,912 | | | $ 14,397 | | |
| | | 3.52% | | | 3.64% | | | 3.74% |
| | 821.5 | 4.27% | | 757.7 | 4.31% | | 583.9 | 4.56% |

## SCHEDULE 3

## ANALYSIS OF INTEREST CHANGES DUE TO VOLUME AND RATE

| (Amounts in millions) | 2002 over 2001 Changes due to Volume | 2002 over 2001 Changes due to Rate[1] | 2002 over 2001 Total changes | 2001 over 2000 Changes due to Volume | 2001 over 2000 Changes due to Rate[1] | 2001 over 2000 Total changes |
|---|---|---|---|---|---|---|
| **INTEREST- EARNING ASSETS:** | | | | | | |
| Money market investments | $ 4.3 | (20.6) | (16.3) | (5.2) | (27.3) | (32.5) |
| Securities: | | | | | | |
| Held to maturity | (0.7) | (0.4) | (1.1) | (191.2) | (27.5) | (218.7) |
| Available for sale | (3.2) | (34.0) | (37.2) | 163.8 | (1.4) | 162.4 |
| Trading account | (1.3) | (7.5) | (8.8) | 3.5 | (8.9) | (5.4) |
| Total securities | (5.2) | (41.9) | (47.1) | (23.9) | (37.8) | (61.7) |
| Loans: | | | | | | |
| Loans held for sale | (0.5) | (3.2) | (3.7) | 1.6 | (3.0) | (1.4) |
| Net loans and leases[2] | 147.6 | (215.4) | (67.8) | 196.3 | (132.9) | 63.4 |
| Total loans | 147.1 | (218.6) | (71.5) | 197.9 | (135.9) | 62.0 |
| Total interest-earning assets | $ 146.2 | (281.1) | (134.9) | 168.8 | (201.0) | (32.2) |
| **INTEREST- BEARING LIABILITIES:** | | | | | | |
| Interest-bearing deposits: | | | | | | |
| Savings and NOW | $ 5.1 | (10.9) | (5.8) | 4.3 | (12.0) | (7.7) |
| Money market super NOW | 17.0 | (98.2) | (81.2) | 25.5 | (95.6) | (70.1) |
| Time under $100,000 | (2.4) | (33.7) | (36.1) | 13.1 | (2.6) | 10.5 |
| Time $100,000 and over | (5.9) | (30.1) | (36.0) | 13.0 | (6.9) | 6.1 |
| Foreign | - | (1.4) | (1.4) | (0.9) | (2.5) | (3.4) |
| Total interest-bearing deposits | 13.8 | (174.3) | (160.5) | 55.0 | (119.6) | (64.6) |
| Borrowed funds: | | | | | | |
| Securities sold, not yet purchased | 2.3 | (2.9) | (0.6) | 1.4 | (4.1) | (2.7) |
| Federal funds purchased and security repurchase agreements | (2.2) | (54.6) | (56.8) | (2.7) | (61.1) | (63.8) |
| Commercial paper | 0.4 | (7.4) | (7.0) | 0.9 | (7.1) | (6.2) |
| FHLB advances and other borrowings: | | | | | | |
| One year or less | 2.5 | (13.9) | (11.4) | (40.7) | (13.8) | (54.5) |
| Over one year | 1.9 | (0.5) | 1.4 | 3.4 | (0.8) | 2.6 |
| Long-term debt | 19.6 | (6.0) | 13.6 | 10.5 | (2.0) | 8.5 |
| Total borrowed funds | 24.5 | (85.3) | (60.8) | (27.2) | (88.9) | (116.1) |
| Total interest-bearing liabilities | $ 38.3 | (259.6) | (221.3) | 27.8 | (208.5) | (180.7) |
| Change in taxable-equivalent net interest income | $ 107.9 | (21.5) | 86.4 | 141.0 | 7.5 | 148.5 |

[1] *Taxable-equivalent income used where applicable.*

[2] *Net of unearned income and fees. Loans include nonaccrual and restructured loans.*

*In the analysis of interest changes due to volume and rate, changes due to the volume/rate variance are allocated to volume with the following exceptions: when volume and rate both increase, the variance is allocated proportionately to both volume and rate; when the rate increases and volume decreases, the variance is allocated to rate.*

## PROVISION FOR LOAN LOSSES

The provision for loan losses reflects management's judgment of the expense to be recognized in order to maintain an adequate allowance for loan losses. See the discussion on allowance for loan losses under Risk Elements. The provision for loan losses was $71.9 million in 2002 compared to $73.2 million in 2001 and $31.8 million in 2000. The provision was .40% of average loans for 2002, .46% in 2001 and .23% for 2000. The increased provision for loan losses for 2002 and 2001 relative to 2000 reflects management's evaluation of its various portfolios, higher loan losses, statistical trends and other economic factors, and its desire to maintain a strong coverage of nonperforming assets in a continued uncertain economic environment in the markets in which it operates.

## NONINTEREST INCOME

Noninterest income comprised 26.3% of net taxable-equivalent revenues in 2002 compared to 29.8% in 2001 and 19.0% in 2000. Noninterest income was $376.8 million in 2002, a decrease of 8.6% from $412.2 for 2001, which was up 114.0% over $192.6 million in 2000. As previously discussed and further described in the following analysis, each of the three years contains unusual or nonrecurring items, which had a significant effect on these percentages. Schedule 4 shows the major components of noninterest income.

**SCHEDULE 4**

## NONINTEREST INCOME

| *(Amounts in millions)* | 2002 | Percent change | 2001 | Percent change | 2000 | Percent change | 1999 | Percent change | 1998 |
|---|---|---|---|---|---|---|---|---|---|
| Service charges on deposit accounts | **$ 119.0** | **17.8%** | $ 101.0 | 29.0% | $ 78.3 | 2.0% | $ 76.8 | 25.7% | $ 61.1 |
| Loan sales and servicing income | **70.1** | **(27.6)** | 96.8 | 87.2 | 51.7 | 27.7 | 40.5 | (19.6) | 50.4 |
| Other service charges, commissions and fees | **81.2** | **11.2** | 73.0 | 12.1 | 65.1 | (1.5) | 66.1 | 16.0 | 57.0 |
| Trust income | **18.5** | **1.1** | 18.3 | 0.5 | 18.2 | 15.2 | 15.8 | 43.6 | 11.0 |
| Income from securities conduit | **20.3** | **65.0** | 12.3 | 6,050.0 | 0.2 | - | - | - | - |
| Dividends and other investment income | **35.5** | **25.4** | 28.3 | 4.8 | 27.0 | 51.7 | 17.8 | 57.5 | 11.3 |
| Market making, trading and nonhedge derivative income | **39.0** | **14.4** | 34.1 | 237.6 | 10.1 | (12.2) | 11.5 | 25.0 | 9.2 |
| Equity securities gains (losses), net | **(25.3)** | **(168.0)** | 37.2 | 68.3 | 22.1 | (49.9) | 44.1 | - | - |
| Fixed income securities gains (losses), net | **0.4** | **110.5** | (3.8) | (860.0) | 0.5 | 105.1 | (9.9) | (341.5) | 4.1 |
| Impairment loss on First Security Corporation common stock | - | - | - | (100.0) | (96.9) | - | - | - | - |
| Other income | **18.1** | **20.7** | 15.0 | (8.0) | 16.3 | 297.6 | 4.1 | (35.9) | 6.4 |
| Total | **$ 376.8** | **(8.6)%** | $ 412.2 | 114.0% | $ 192.6 | (27.8)% | $ 266.8 | 26.7% | $ 210.5 |

As reflected in Schedule 4, service charges for 2002 compared to 2001 increased 17.8% and 2001 service charges increased 29.0% compared to 2000. The increases for both years are mainly the result of the strong deposit growth experienced by the Company and the effect of acquisitions consummated during 2001.

The $26.7 million decrease in loan sales and servicing income for 2002 compared to 2001 results from the Company recording a write-down of approximately $13.6 million during 2002 on capitalized excess servicing related to an auto securitization nonhedge derivative transaction. The $13.6 million fair value of a swap entered into in this transaction was recorded as an asset, and nonhedge derivative income was increased by this amount. The year 2001 included a gain of $12.1 million on the sale of small business loans. See Note 6 of the Notes to Consolidated Financial Statements for additional information on the Company's securitization programs.

Other service charges, commissions and fees, which include investment, brokerage and fiscal agent fees, fees from ATM usage, insurance commissions, merchant fee income and other miscellaneous fees, increased $8.2 million to $81.2 million, or 11.2% from 2001 and increased 12.1% from 2000. The increases for both years are largely attributable to increased fees from ATM usage and from the Company's municipal finance operations driven in part by the low interest rate environment.

Income from securities conduit represents liquidity, interest rate agreement, and administrative fees from a qualified special purpose entity securities conduit. The increases in fees for 2002 and 2001 resulted from increases in the conduit's securities portfolio activity. See Note 6 of the Notes to Consolidated Financial Statements for further information regarding securitization activities and the securities conduit.

Dividends and other investment income consist of income from the Company's bank-owned life insurance and dividends and equity in earnings from investments in unconsolidated companies. Income from bank-owned life insurance products was $18.9 million for 2002, $16.6 million for 2001 and $11.5 million for 2000 with the increases resulting mainly from increased investments. Income from investments in unconsolidated companies includes dividends from Federal Home Loan Bank investments and equity in earnings of other unconsolidated affiliates and was $16.6 million for 2002, $11.7 million for 2001 and $15.5 million for 2000.

Market making, trading and nonhedge derivative income consists of the following:

| *(Amounts in millions)* | 2002 | Percent change | 2001 | Percent change | 2000 |
|---|---|---|---|---|---|
| Market making, trading income | **$ 24.6** | **33.0%** | $ 18.5 | 83.2% | $ 10.1 |
| Nonhedge derivative income | **14.4** | **(7.7)** | 15.6 | - | - |
| Total | **$ 39.0** | **14.4%** | $ 34.1 | 237.6% | $ 10.1 |

The Company started an electronic corporate bond trading business in 2001 which has significantly increased trading income. Trading income for 2001 also included $3.3 million in appreciation of held to maturity securities transferred to trading in conjunction with the adoption of SFAS 133 and sold during the first quarter of 2001. Nonhedge derivative income for 2002 includes the $13.6 million of nonhedge derivative income previously discussed with loan sales and servicing income.

Net equity securities losses for 2002 include losses of $28.7 million on write-downs of venture capital investments and a minority interest in an investment banking firm as previously discussed. Net equity security gains for 2001 included gains of $70.8 million from the Concord EFS, Inc. transactions described below and losses of $39.6 million from write-downs of venture capital investments. Net gains for 2000 included gains of $23.6 million on the sale of First Security Corporation common stock and net losses of $3.0 million on venture capital investments.

During 2001, the Company recognized an aggregate gain of $70.8 million in connection with the sale of its equity interest in Star Systems, Inc. to Concord EFS. Consideration received was in the form of restricted securities that were hedged by the Company through a forward sale transaction that was subsequently contributed to an off-balance sheet trust in the approximate amount of $83 million. The transfer of the securities and forward contract to the trust represented a sale of the transferred assets for financial reporting purposes. The forward sale contract was treated as a fair value derivative hedge contract of securities resulting in a $4.3 million gain reported in other income. This transaction is not expected to be material to the Company's future results of operations and financial position under new rules that apply pursuant to FASB Interpretation No. 46, *Consolidation of Variable Interest Entities.*

### NONINTEREST EXPENSE

The Company's noninterest expense was $858.9 million in 2002, an increase of 2.7% over $836.1 million in 2001, which was up 15.9% over the $721.3 million in 2000. Schedule 5 shows the major components of noninterest expense.

The increased salaries and benefits for both 2002 and 2001 resulted from enhanced incentive programs that contributed to the Company's strong loan and deposit growth, increased staffing to handle customer growth, and additional staffing resulting from the acquisitions completed during

## SCHEDULE 5

### NONINTEREST EXPENSE

| *(Amounts in millions)* | 2002 | Percent change | 2001 | Percent change | 2000 | Percent change | 1999 | Percent change | 1998 |
|---|---|---|---|---|---|---|---|---|---|
| Salaries and employee benefits | **$ 478.0** | **10.4%** | $ 432.9 | 24.3% | $ 348.3 | 0.5% | $ 346.7 | 32.6% | $ 261.5 |
| Occupancy, net | **68.6** | **7.9** | 63.6 | 23.0 | 51.7 | 4.7 | 49.4 | 47.9 | 33.4 |
| Furniture and equipment | **63.4** | **4.3** | 60.8 | 15.4 | 52.7 | 16.1 | 45.4 | 18.5 | 38.3 |
| Legal and professional services | **25.4** | **(17.0)** | 30.6 | 55.3 | 19.7 | 21.6 | 16.2 | (0.6) | 16.3 |
| Postage and supplies | **27.6** | **(0.7)** | 27.8 | 26.9 | 21.9 | (4.4) | 22.9 | - | 22.9 |
| Advertising | **20.6** | **(7.6)** | 22.3 | (12.2) | 25.4 | 37.3 | 18.5 | 46.8 | 12.6 |
| Merger related expense | **-** | **(100.0)** | 7.3 | (84.0) | 45.5 | 64.3 | 27.7 | (27.3) | 38.1 |
| Restructuring charges | **3.3** | **-** | - | - | - | - | - | - | - |
| Impairment losses on long-lived assets | **4.9** | **-** | - | - | - | - | - | - | - |
| Amortization of goodwill | **-** | **(100.0)** | 31.5 | 20.2 | 26.2 | 6.9 | 24.5 | 21.9 | 20.1 |
| Amortization of core deposit and other intangibles | **13.4** | **4.7** | 12.8 | 11.3 | 11.5 | (1.7) | 11.7 | (0.8) | 11.8 |
| Other expenses | **153.7** | **4.9** | 146.5 | 23.7 | 118.4 | (0.3) | 118.8 | 16.5 | 102.0 |
| Total | **$ 858.9** | **2.7%** | $ 836.1 | 15.9% | $ 721.3 | 5.8% | $ 681.8 | 22.4% | $ 557.0 |

2002 and 2001. The Company also increased staffing in 2002 to prepare for planned conversions of all subsidiary banks to common operating platforms. Employee benefit costs for both 2002 and 2001 also increased significantly, because of increased retirement plan expenses and employee health plan cost increases, as shown below:

| *(Amounts in millions)* | 2002 | Percent change | 2001 | Percent change | 2000 |
|---|---|---|---|---|---|
| Salaries and bonuses | **$ 403.4** | **10.1%** | $ 366.3 | 20.0% | $ 305.2 |
| Benefits: | | | | | |
| Employee health and insurance | **26.5** | **22.7** | 21.6 | 46.9 | 14.7 |
| Retirement | **20.2** | **11.6** | 18.1 | 293.5 | 4.6 |
| Payroll taxes and other | **27.9** | **3.7** | 26.9 | 13.0 | 23.8 |
| Total benefits | **74.6** | **12.0** | 66.6 | 54.5 | 43.1 |
| Total salaries and employee benefits | **$ 478.0** | **10.4%** | $ 432.9 | 24.3% | $ 348.3 |

Legal and professional services decreased $5.2 million compared to 2001, which were up $10.9 million from 2000. The large increase for 2001 resulted mainly from increased expenditures related to consolidating back-office functions, enhancing e-commerce and other technological capabilities, legal and accounting fees related to the nonpublic investee transactions, and other projects to improve operational efficiencies and enhance revenues. Expenses remained relatively high for 2002 as the Company continued its efforts to consolidate back-office functions and initiated projects to streamline operations and improve procurement functions.

The increases in occupancy, furniture and equipment expense and other expenses for 2002 compared to 2001 reflect the effects of the 2002 and 2001 acquisitions, the significant internal growth experienced by the Company, upgrades to back-office facilities in preparation for the conversion to common operating platforms for all subsidiary banks, and increased expenditures in selected areas to enhance revenue growth. The significant increases in occupancy and furniture and equipment expense for 2001 compared to 2000 resulted primarily from the addition of office facilities, installation of personal computers and local area networks, and expenses related to technology initiatives including Internet security and authentication systems. The decreases in advertising expense for 2002 and 2001 reflect a return to more normal levels of advertising following a year of significantly increased expenditures in 2000 to reestablish the Company's presence in critical markets subsequent to the terminated merger with First Security Corporation.

During 2002, the Company incurred restructuring charges of $3.3 million related to several cost saving steps taken by the Company, as part of its announced intent, discussed previously, to take $50 million out of the annual run-rate of expenses. These included branch closings in Utah and Colorado, and restructuring of trust operations and administrative functions. The Company also incurred impairment losses of $4.9 million during 2002 on certain software related to e-commerce activity. These losses also were related to the Company's expense reduction efforts. See Note 15 of the Notes to Consolidated Financial Statements for additional information on these restructuring and impairment charges.

On December 31, 2002, the Company had 8,073 full-time equivalent employees and 415 domestic offices compared to 8,124 employees and 412 offices at year-end 2001 and 6,915 employees and 373 offices at year-end 2000.

### DISCONTINUED OPERATIONS

As discussed previously under "Business Segment Results – Other," during the third quarter of 2002, the Company decided to discontinue the operations of two e-commerce subsidiaries. The Company determined that its plan to restructure and offer all or part of these subsidiaries for sale met the held for sale and discontinued operations criteria of SFAS 144, *Accounting for the Impairment or Disposal of Long-Lived Assets.* In December 2002, one of the subsidiaries, Phaos Technology Corp., was sold. See Note 15 of the Notes to Consolidated Financial Statements for additional information regarding the discontinued operations and related impairment losses recognized.

The loss from discontinued subsidiaries increased to $28.5 million for 2002 compared to $8.4 million for 2001. The loss from operations of discontinued subsidiaries increased to $18.3 million for 2002 compared to $12.5 million for 2001. The main reason for the increased loss from operations is that one of the e-commerce companies was not acquired until the third quarter of 2001 so the year 2001 does not include a full year of operations. As explained in Note 15 of the Notes to Consolidated Financial Statements, during 2002 the Company also recognized an impairment loss of $28.7 million related to these discontinued operations.

### INCOME TAXES

The Company's income tax expense on continuing operations for 2002 was $167.7 million compared to $161.9 million in 2001 and $79.7 million in 2000. The Company's effective income tax rate was 34.9% in 2002, 35.8% in 2001 and 32.8% in 2000. The lower effective tax rate for 2002 is mainly due to higher book income resulting from the nonamortization of goodwill. The lower effective tax rate for 2000 resulted mainly from a higher percentage of nontaxable income and lower nondeductible merger-related expenses.

## BALANCE SHEET ANALYSIS

### EARNING ASSETS

Earning assets consist of money market investments, securities and loans. A comparative average balance sheet report, including earning assets, is presented in Schedule 2. Average earning assets increased 10.8% to $23,176 million in 2002 compared to $20,911 million in 2001. Average earning assets comprised 88.1% of total average assets in 2002 compared with 87.8% in 2001. Average earnings assets were 91.1% of average tangible assets in 2002 compared to 90.9% in 2001.

Average money market investments, consisting of interest-bearing deposits, federal funds sold and security resell agreements, increased 29.8% to $1,199 million in 2002 compared to $924 million in 2001. This increase resulted from a significant acceleration in the rate of deposit growth, particularly in the second half of the year, which outpaced the Company's increase in loans and lease assets. Average portfolio securities decreased 2.7% to $3,863 million in 2002, compared to $3,972 million in 2001. Average trading account securities decreased 5.6% to $611 million.

Average net loans and leases, including loans held for sale, increased 13.1% to $18,114 million in 2002 compared to $16,015 million in 2001, representing 78.2% of average earning assets in 2002 compared to 76.6% in 2001. Average net loans and leases were 97.4% of average total deposits in 2002, as compared to 95.6% in 2001.

### INVESTMENT SECURITIES PORTFOLIO

Schedule 6 presents the Company's year-end investment securities on December 31, 2002, 2001, and 2000. Schedule 7 presents the Company's maturities and average yields on securities on December 31, 2002. See Notes 1,4 and 7 of the Notes to Consolidated Financial Statements for additional information about securities.

## SCHEDULE 6

## INVESTMENT SECURITIES PORTFOLIO

| (Amounts in millions) | December 31, 2002 Amortized cost | 2002 Estimated market value | 2001 Amortized cost | 2001 Estimated market value | 2000 Amortized cost | 2000 Estimated market value |
|---|---|---|---|---|---|---|
| **HELD TO MATURITY:** | | | | | | |
| U.S. Treasury securities | $ - | - | - | - | 1 | 1 |
| U.S. government agencies and corporations: | | | | | | |
| Small Business Administration loan-backed securities | - | - | - | - | 560 | 563 |
| Other agency securities | - | - | - | - | 1,269 | 1,285 |
| States and political subdivisions | - | - | - | - | 292 | 296 |
| Mortgage-backed securities | - | - | 79 | 80 | 1,003 | 1,008 |
| | - | - | 79 | 80 | 3,125 | 3,153 |
| **AVAILABLE FOR SALE:** | | | | | | |
| U.S. Treasury securities | **44** | **47** | 61 | 63 | 51 | 52 |
| U.S. government agencies and corporations: | | | | | | |
| Small Business Administration loan-backed securities | **752** | **756** | 674 | 674 | - | - |
| Other agency securities | **299** | **302** | 769 | 781 | 94 | 94 |
| States and political subdivisions | **640** | **645** | 505 | 514 | 185 | 190 |
| Mortgage/asset-backed and other debt securities | **1,187** | **1,208** | 960 | 969 | 274 | 273 |
| | **2,922** | **2,958** | 2,969 | 3,001 | 604 | 609 |
| Equity securities: | | | | | | |
| Mutual funds | **317** | **321** | 266 | 267 | 159 | 160 |
| Stock | **15** | **25** | 10 | 16 | 18 | 13 |
| | **332** | **346** | 276 | 283 | 177 | 173 |
| | **3,254** | **3,304** | 3,245 | 3,284 | 781 | 782 |
| Total | $ **3,254** | **3,304** | 3,324 | 3,364 | 3,906 | 3,935 |

## SCHEDULE 7

## MATURITIES AND AVERAGE YIELDS ON SECURITIES

### ON DECEMBER 31, 2002

| (Amounts in millions) | Total securities Amount | Total securities Yield* | Within one year Amount | Within one year Yield* | After one but within five years Amount | After one but within five years Yield* | After five but within ten years Amount | After five but within ten years Yield* | After ten years Amount | After ten years Yield* |
|---|---|---|---|---|---|---|---|---|---|---|
| **AVAILABLE FOR SALE:** | | | | | | | | | | |
| U.S. Treasury securities | $ 44 | 4.9% | $ 24 | 3.3% | $ 20 | 6.8% | - | | - | |
| U.S. government agencies and corporations: | | | | | | | | | | |
| Small Business Administration loan-backed securities | 752 | 4.6 | 170 | 4.6 | 379 | 4.6 | $ 153 | 4.6% | $ 50 | 4.6% |
| Other agency securities | 299 | 4.9 | 112 | 1.8 | 12 | 5.8 | 16 | 7.4 | 159 | 6.8 |
| States and political subdivisions | 640 | 8.1 | 89 | 7.6 | 175 | 7.9 | 204 | 8.1 | 172 | 8.5 |
| Mortgage/asset-backed and other debt securities | 1,187 | 5.8 | 256 | 5.8 | 584 | 5.8 | 250 | 5.8 | 97 | 5.8 |
| | 2,922 | 5.9 | 651 | 5.0 | 1,170 | 5.8 | 623 | 6.3 | 478 | 7.0 |
| Equity securities: | | | | | | | | | | |
| Mutual funds | 317 | 2.1 | 212 | 1.0 | - | | - | | 105 | 4.4 |
| Stock | 15 | - | - | | - | | - | | 15 | - |
| | 332 | 2.0 | 212 | 1.0 | - | | - | | 120 | 3.9 |
| Total | $ 3,254 | 5.5% | $ 863 | 4.0% | $ 1,170 | 5.8% | $ 623 | 6.3% | $ 598 | 6.3% |

**Taxable-equivalent rates used where applicable.*

## LOAN PORTFOLIO

During 2002, the Company consummated sales of automobile loans, credit card receivables, home equity credit lines, small business loans, low loan-to-value commercial mortgages and Federal Agricultural Mortgage Corporation ("Farmer Mac") loans totaling $1,344 million, compared to securitized loan sales of $1,685 million during 2001. In December 2002, the Company repurchased at fair value from securitizations $361.7 million of automobile loans and $68.5 million of credit card receivables. During 2002, the Company also sold $567 million of long-term residential mortgage loans, small business loans, Farmer Mac loans and student loans classified as held for sale compared to $610 million sold during 2001. After these sales and repurchases, gross on-balance-sheet loans and leases at December 31, 2002 totaled $19,133 million, an increase of 9.9% compared to $17,413 million at December 31, 2001.

Schedule 8 sets forth the amount of loans outstanding by type on December 31 for the years indicated and the maturity distribution and sensitivity to changes in interest rates of the portfolio on December 31, 2002.

During 2002 the Company changed the classification of loans to more appropriate presentation categories. Information to reclassify the loans to the new categories for periods prior to 2001 is not available.

**SCHEDULE 8**

# LOAN PORTFOLIO BY TYPE AND MATURITY

| (Amounts in millions) | December 31, 2002 One year or less | One year through five years | Over five years | Total | December 31, 2001 |
|---|---|---|---|---|---|
| Loans held for sale | $ 5 | 118 | 166 | **289** | 298 |
| Commercial lending: | | | | | |
| Commercial and industrial | 2,062 | 1,330 | 732 | **4,124** | 3,921 |
| Leasing | 25 | 248 | 111 | **384** | 421 |
| Owner occupied | 337 | 451 | 2,230 | **3,018** | 2,344 |
| Total commercial lending | 2,424 | 2,029 | 3,073 | **7,526** | 6,686 |
| Commercial real estate: | | | | | |
| Construction | 2,028 | 848 | 71 | **2,947** | 2,874 |
| Term | 372 | 1,146 | 1,657 | **3,175** | 3,027 |
| Total commercial real estate | 2,400 | 1,994 | 1,728 | **6,122** | 5,901 |
| Consumer: | | | | | |
| Home equity credit line | 90 | 27 | 534 | **651** | 401 |
| 1-4 family residential | 288 | 352 | 2,569 | **3,209** | 3,173 |
| Bankcard and other revolving plans | 95 | 109 | 1 | **205** | 126 |
| Other | 150 | 655 | 195 | **1,000** | 707 |
| Total consumer | 623 | 1,143 | 3,299 | **5,065** | 4,407 |
| Foreign loans | - | 2 | 3 | **5** | 14 |
| Other receivables | 108 | 14 | 4 | **126** | 107 |
| Total loans | $ 5,560 | 5,300 | 8,273 | **19,133** | 17,413 |
| Loans maturing in more than one year: | | | | | |
| With fixed interest rates | | $ 2,478 | 3,246 | **5,724** | |
| With variable interest rates | | 2,822 | 5,027 | **7,849** | |
| Total | | $ 5,300 | 8,273 | **13,573** | |

*During 2002 the Company changed the classification of loans to more appropriate presentation categories. Information to reclassify the loans to the new categories for periods prior to 2001 is not available.*

| (Amounts in millions) | December 31, 2000 | 1999 | 1998 |
|---|---|---|---|
| Loans held for sale | $ 181 | 205 | 232 |
| Commercial, financial and agricultural | 3,615 | 3,036 | 2,844 |
| Loans secured by real estate: | | | |
| Construction | 2,273 | 1,722 | 960 |
| Other: | | | |
| Home equity credit line | 263 | 232 | 232 |
| 1-4 family residential | 2,911 | 2,503 | 2,207 |
| Other real estate-secured | 4,190 | 4,168 | 3,894 |
| | 9,637 | 8,625 | 7,293 |
| Consumer: | | | |
| Bankcard and other revolving plans | 135 | 107 | 99 |
| Other | 472 | 490 | 472 |
| | 607 | 597 | 571 |
| Lease financing | 317 | 275 | 214 |
| Foreign loans | 26 | 53 | 44 |
| Other receivables | 75 | 62 | 72 |
| Total loans | $ 14,458 | 12,853 | 11,270 |

## SOLD LOANS BEING SERVICED

On December 31, 2002, conforming long-term first mortgage real estate loans serviced for others amounted to $342 million, compared to $364 million on December 31, 2001, and $198 million on December 31, 2000. Consumer and other loan securitizations serviced totaled $2,476 million, $2,648 million, and $1,750 million on December 31, 2002, 2001 and 2000, respectively. Schedule 9 summarizes the Company's sales and outstanding balances in its sold loans being serviced portfolio (excluding conforming long-term first mortgage real estate loans). See Notes 1 and 6 of the Notes to Consolidated Financial Statements for additional information on asset securitizations.

As of December 31, 2002, the Company had assets of $244 million recorded on its balance sheet related to the $2,476 million of loans sold to securitized trusts. The Company does not control nor have any equity interests in the trusts. However, as is common with securitized transactions, the Company has retained subordinated interests of $133 million representing the Company's junior position to other investors in the securities. The capitalized residual cash flows (sometimes called "excess servicing") of $111 million principally represent the present value of excess cash flows over the life of the sold loans. These excess cash flows are subject to prepayment risk. See Note 6 of the Notes to Consolidated Financial Statements.

**SCHEDULE 9**

## SOLD LOANS BEING SERVICED

| | 2002 | | 2001 | | 2000 | |
|---|---|---|---|---|---|---|
| *(Amounts in millions)* | Sales | Outstanding at year-end | Sales | Outstanding at year-end | Sales | Outstanding at year-end |
| Auto loans | **$ 245** | **-** | 206 | 312 | 164 | 310 |
| Home equity credit lines | **362** | **447** | 308 | 349 | 248 | 312 |
| Bankcard receivables | **197** | **-** | 259 | 79 | 169 | 61 |
| Nonconforming residential real estate loans | **-** | **80** | 281 | 222 | - | - |
| Home refinance loans | **-** | **-** | - | - | - | 6 |
| Small business loans | **443** | **1,351** | 447 | 1,079 | 494 | 722 |
| SBA 7(a) loans | **16** | **194** | 76 | 237 | 1 | 52 |
| Farmer Mac | **81** | **404** | 108 | 370 | 65 | 287 |
| Total | **$ 1,344** | **2,476** | 1,685 | 2,648 | 1,141 | 1,750 |

| | Residual interests on balance sheet at December 31, 2002 | | | Residual interests on balance sheet at December 31, 2001 | | |
|---|---|---|---|---|---|---|
| | Subordinated retained interests | Capitalized residual cash flows | Total | Subordinated retained interests | Capitalized residual cash flows | Total |
| Auto loans | **$ -** | **-** | **-** | 20 | 19 | 39 |
| Home equity credit lines | **11** | **9** | **20** | 9 | 10 | 19 |
| Bankcard receivables | **-** | **-** | **-** | 3 | 1 | 4 |
| Nonconforming residential real estate loans | **3** | **2** | **5** | 3 | 7 | 10 |
| Home refinance loans | **-** | **-** | **-** | - | - | - |
| Small business loans | **119** | **93** | **212** | 93 | 74 | 167 |
| SBA 7(a) loans | **-** | **2** | **2** | - | 2 | 2 |
| Farmer Mac | **-** | **5** | **5** | - | 3 | 3 |
| Total | **$ 133** | **111** | **244** | 128 | 116 | 244 |

## OTHER NONINTEREST BEARING INVESTMENTS

At December 31, 2002, the Company had $602 million of other noninterest bearing investments compared to $616 million at December 31, 2001. At year-end 2002, these investments included $348 million of bank-owned life insurance, $94 million of Federal Home Loan Bank and Federal Reserve stock, $71 million of investments in nonpublic ventures through four Small Business Investment Companies and $89 million of investments in other unconsolidated publicly traded and nonpublic companies accounted for using the equity method of accounting.

The following table presents certain information regarding the publicly traded companies accounted for using the equity method:

| | | | December 31, 2002 | | |
|---|---|---|---|---|---|
| *(Amounts in millions)* | Symbol | Exchange | Carrying value | Market value | Unrealized gain (loss) |
| COMPANY | | | | | |
| Federal Agricultural Mortgage Corporation (Farmer Mac) | AGM/A | NYSE | $ 4 | 7 | 3 |
| Federal Agricultural Mortgage Corporation (Farmer Mac) | AGM | NYSE | 20 | 46 | 26 |
| ICAP plc (Garban - Intercapital PLC) | IAP.L | London Stock Exchange | 32 | 92 | 60 |
| MACC Private Equities, Inc. | MACC | NASDAQ | 3 | 2 | (1) |
| Total publicly traded equity investments | | | $ 59 | 147 | 88 |

## DEPOSITS AND BORROWED FUNDS

Total deposits increased 12.8% to $20,132 million on December 31, 2002, as compared to $17,842 million on December 31, 2001. Comparing December 31, 2002 to December 31, 2001, demand deposits increased 14.2% and savings and money market deposits increased 22.6%. Time deposits under $100,000 decreased 14.0% and time deposits $100,000 and over decreased 15.8%.

As derived from Schedule 2, total average deposits increased 11.0% to $18,602 million in 2002 from $16,754 million in 2001. Average noninterest-bearing deposits increased 15.7%, average savings and NOW deposits increased 24.0%, and average money market and super NOW deposits increased 14.0%. Average time deposits under $100,000 decreased 3.7% and average time deposits $100,000 and over decreased 10.4% from 2001.

See Notes 11, 12 and 13 of the Notes to Consolidated Financial Statements and the discussion under Liquidity Risk Management for information on borrowed funds.

## CAPITAL

The Company's basic financial objective is to consistently produce superior risk-adjusted returns on its shareholders' capital. The Company believes that a strong capital position is vital to continued profitability and to promote depositor and investor confidence. The Company's goal is to steadily achieve a high return on shareholders' equity, while at the same time maintaining "risk-based capital" of not less than the "well-capitalized" threshold, as defined by federal banking regulators. See Note 20 of the Notes to Consolidated Financial Statements for additional information on risk-based capital.

Total shareholders' equity on December 31, 2002 was $2,374 million, an increase of 4.1% over total shareholders' equity of $2,281 million on December 31, 2001. The Company's capital ratios are as follows at December 31, 2002 and 2001:

| | December 31, | |
|---|---|---|
| | 2002 | 2001 |
| Tangible common equity ratio | **6.06%** | 5.98% |
| Average common equity to average assets | **8.90** | 8.95 |
| Risk-based capital ratios: | | |
| Tier 1 leverage | **7.56** | 6.56 |
| Tier 1 risk-based capital | **9.26** | 8.25 |
| Total risk-based capital | **12.94** | 12.20 |

The Company repurchased and retired 2,393,881 shares of its common stock at a cost of $113.2 million in 2002, 883,240 shares at a cost of $46.5 million in 2001 and 80,174 shares at a cost of $3.9 million in 2000. At December 31, 2002, the Company had authorization to repurchase an additional $27.6 million of common stock under its share repurchase program.

The U.S. federal bank regulatory agencies' risk-capital guidelines are based upon the 1988 capital accord of the Basel Committee on Banking Supervision (the "BIS"). The

BIS is a committee of central banks and bank supervisors / regulators from the major industrialized countries that develops broad policy guidelines that each country's supervisors can use to determine the supervisory policies they apply. In January 2001, the BIS released a proposal to replace the 1988 capital accord with a new capital accord that would set capital requirements for operational risk and refine the existing capital requirements for credit risk and market risk exposures. Operational risk is defined to mean the risk of direct or indirect loss resulting from inadequate or failed internal processes, people and systems or from external events. The 1988 capital accord does not include separate capital requirements for operational risk. The events of September 11, 2001 demonstrate the importance for financial institutions to manage operational risks. The BIS proposal outlines several alternatives for capital assessment of operational risks, including two standardized approaches and an "internal measurement approach" tailored to individual institutions' circumstances. Revisions to the proposals were made in 2002 and are still under consideration by the BIS. The BIS has stated that its objective is to finalize a new capital accord in the fourth quarter of 2003 and for member countries to implement the new accord at year-end 2006. The ultimate timing for the new accord and the specifics of capital assessments for addressing operational risk are uncertain. However, the Company expects that a new capital accord addressing operational risk will eventually be adopted by the BIS and implemented by the U.S. federal bank regulatory agencies. The Company is evaluating what effect the new capital requirements that may arise out of a new BIS capital accord may have on its minimum capital requirements.

### DIVIDENDS

Dividends per share were $.80 for each of the years 2002 and 2001, and $.89 for 2000. Dividends were $.29 for the first quarter of 2000 and were reduced to $.20 for the second quarter of 2000 and remained at $.20 through the fourth quarter of 2002. In January 2003, the Company's Board of Directors approved an increase in the quarterly dividend to $.21 per share.

### FOREIGN OPERATIONS

Zions First National Bank opened a foreign branch in Grand Cayman, Grand Cayman Islands, B.W.I. in 1980. The branch accepts deposits from qualified customers. Foreign deposits at December 31, 2002, 2001 and 2000 totaled $191 million, $133 million and $136 million, respectively, and averaged $106 million for 2002, $106 million for 2001 and $138 million for 2000. See Schedule 8 for details of foreign loans outstanding.

## RISK ELEMENTS

### CREDIT RISK MANAGEMENT

Management of credit risk is essential in maintaining a safe and sound institution. The Company has structured its organization to separate the lending function from the credit administration function to strengthen the control and independent evaluation of credit activities. Loan policies and procedures provide the Company with a framework for consistent underwriting and a basis for sound credit decisions. In addition, the Company has well-defined standards for grading its loan portfolio, and management utilizes a comprehensive loan grading system to determine risk potential in the portfolio. A separate internal credit examination department periodically conducts examinations of the quality, documentation and administration of the Company's lending departments, and submits reports thereon to a committee of the Board of Directors. Emphasis is placed on early detection of potential problem credits so that action plans can be developed on a timely basis to mitigate losses.

Another aspect of the Company's credit risk management strategy is the diversification of the loan portfolio. At year-end 2002, 39% of the Company's portfolio was in commercial lending, of which 55% were commercial and industrial loans, 40% were owner occupied properties and 5% were lease financing. Commercial real estate loans were 32% of total loans with 52% of the commercial real estate loans being term and 48% being construction. Consumer loans represented 26% of total loans and 63% of consumer loans were 1-4 family residential, 13% were home equity credit lines, 4% were bankcard and other revolving plans, and 20% were other consumer loans. Loans held for sale were 2% of year-end loans and other loans were 1%.

As reflected in the following table, the commercial real estate loan portfolio is also well diversified by property type and collateral location:

## COMMERCIAL REAL ESTATE PORTFOLIO BY PROPERTY TYPE AND COLLATERAL LOCATION REPRESENTS PERCENTAGES BASED UPON OUTSTANDING COMMERCIAL REAL ESTATE LOANS ON DECEMBER 31, 2002

| Collateral Location | Arizona | Northern California | Southern California | Nevada | Colorado | Utah | Washington | Other | Total | Product as % of loan type | Product as % of total CRE |
|---|---|---|---|---|---|---|---|---|---|---|---|
| *Commercial term:* | | | | | | | | | | | |
| Industrial | 1.24% | 0.56 | 2.51 | 0.04 | 0.34 | 0.28 | 0.12 | 0.29 | 5.37 | 10.2 | 5.4 |
| Office | 2.18 | 1.17 | 3.00 | 3.08 | 1.80 | 1.77 | 0.18 | 0.38 | 13.56 | 25.7 | 13.6 |
| Retail | 2.09 | 1.51 | 4.27 | 1.25 | 0.71 | 0.42 | 0.10 | 0.69 | 11.03 | 20.9 | 11.0 |
| Hotel/motel | 0.91 | 0.45 | 1.10 | 0.57 | 0.60 | 1.27 | 0.21 | 1.25 | 6.37 | 12.1 | 6.4 |
| A&D | 0.55 | 0.02 | 0.09 | 0.20 | 0.27 | 0.23 | 0.12 | 0.08 | 1.56 | 3.0 | 1.6 |
| Medical | 0.82 | 0.03 | 0.80 | 0.64 | 0.12 | 0.14 | 0.00 | 0.00 | 2.55 | 4.8 | 2.6 |
| Recreation/restaurant | 0.45 | 0.21 | 0.32 | 0.16 | 0.09 | 0.06 | 0.00 | 0.12 | 1.42 | 2.7 | 1.4 |
| Multifamily | 0.60 | 0.28 | 1.37 | 0.62 | 0.56 | 0.92 | 0.19 | 0.31 | 4.86 | 9.2 | 4.9 |
| Other | 0.70 | 0.52 | 1.43 | 0.90 | 0.58 | 1.01 | 0.06 | 0.85 | 6.04 | 11.4 | 6.0 |
| Total commercial term | 9.55 | 4.75 | 14.89 | 7.45 | 5.06 | 6.11 | 0.99 | 3.97 | 52.77 | 100.0 | 52.8 |
| *Residential construction:* | | | | | | | | | | | |
| Single family housing | 3.74 | 0.78 | 3.21 | 0.70 | 2.91 | 3.77 | 0.58 | 0.70 | 16.40 | 34.7 | 16.4 |
| Land acquisition & development | 2.15 | 1.62 | 1.90 | 0.22 | 0.47 | 0.28 | 0.18 | 0.50 | 7.32 | 15.5 | 7.3 |
| Total residential construction | 5.89 | 2.41 | 5.10 | 0.92 | 3.39 | 4.05 | 0.75 | 1.20 | 23.72 | 50.2 | 23.7 |
| *Commercial construction:* | | | | | | | | | | | |
| Industrial | 0.56 | 0.00 | 0.36 | 0.26 | 0.48 | 0.18 | 0.01 | 0.26 | 2.11 | 4.5 | 2.1 |
| Office | 0.46 | 0.92 | 1.93 | 0.99 | 0.41 | 1.15 | 0.61 | 0.11 | 6.58 | 13.9 | 6.6 |
| Retail | 1.87 | 0.00 | 1.50 | 1.99 | 0.15 | 0.87 | 0.36 | 0.10 | 6.83 | 14.5 | 6.8 |
| Hotel/motel | 0.00 | 0.44 | 0.28 | 0.29 | 0.12 | 0.21 | 0.21 | 0.16 | 1.71 | 3.6 | 1.7 |
| A&D | 0.43 | 0.18 | 0.27 | 0.60 | 0.08 | 0.19 | 0.11 | 0.03 | 1.88 | 4.0 | 1.9 |
| Medical | 0.30 | 0.00 | 0.19 | 0.03 | 0.00 | 0.04 | 0.01 | 0.00 | 0.57 | 1.2 | 0.6 |
| Recreation/restaurant | 0.05 | 0.00 | 0.19 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.24 | 0.5 | 0.2 |
| Other | 0.03 | 0.01 | 0.12 | 0.20 | 0.21 | 0.11 | 0.15 | 0.05 | 0.87 | 1.8 | 0.9 |
| Apartments | 0.58 | 0.11 | 0.75 | 0.00 | 0.62 | 0.00 | 0.09 | 0.55 | 2.72 | 5.8 | 2.7 |
| Total commercial construction | 4.29 | 1.67 | 5.59 | 4.35 | 2.08 | 2.74 | 1.55 | 1.26 | 23.51 | 49.8 | 23.5 |
| Total construction | 10.18 | 4.07 | 10.69 | 5.27 | 5.46 | 6.80 | 2.30 | 2.46 | 47.23 | 100.0 | 47.2 |
| Total commercial real estate | 19.73% | 8.82 | 25.58 | 12.72 | 10.52 | 12.90 | 3.29 | 6.43 | 100.00 | | |

*Note: Excludes approximately $223 million of unsecured loans outstanding, but related to the real estate industry.*

The Company's concentration in owner occupied commercial loans is in part mitigated by its emphasis on lending programs sponsored by the Small Business Administration, which carries the preponderance of credit risk on these types of loans. In addition, the Company attempts to avoid the risk of an undue concentration of credits in a particular industry, trade group or property type. See Note 5 of the Notes to Consolidated Financial Statements for further information on concentrations of credit risk. The Company has no significant exposure to highly leveraged transactions. Most of the Company's business activity is with customers located within the states of Utah, Idaho, California, Nevada, Arizona, Colorado, and Washington. Also, the Company does not have significant exposure to any individual customer or counterparty.

## NONPERFORMING ASSETS

Nonperforming assets include nonaccrual loans, restructured loans and other real estate owned. Loans are generally placed on nonaccrual status when the loan is 90 days or more past due as to principal or interest, unless the loan is well secured and in the process of collection. Consumer loans are normally not placed on a nonaccrual status, inasmuch as they are generally charged off when they become 120 days past due. Loans may be restructured to provide a reduction or deferral of interest or principal payments when the financial condition of the borrower deteriorates and requires that the borrower be given temporary or permanent relief from the original contractual terms of the credit. Other real estate owned is primarily acquired through or in lieu of foreclosure on credits secured by real estate.

The Company's nonperforming assets were $116 million on December 31, 2002, down from $120 million on December 31, 2001. Such nonperforming assets as a percentage of net loans and leases, other real estate owned and other nonperforming assets were .61% on December 31, 2002, compared to .69% on December 31, 2001.

Accruing loans past due 90 days or more totaled $37 million on December 31, 2002, down from $46 million on December 31, 2001. These loans equaled .20% of net loans and leases on December 31, 2002, as compared to .27% on December 31, 2001.

The Company's total recorded investment in impaired loans included in nonaccrual loans and leases amounted to $44 million and $80 million on December 31, 2002 and 2001, respectively. Loans, other than those included in large groups of smaller-balance homogeneous loans, are considered impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement, including scheduled interest payments. The amount of the impairment is measured based on the present value of expected cash flows, the observable market price of the loan, or the fair value of the collateral. Impairment amounts are included in the allowance for loan losses through a provision for loan losses. Included in the allowance for loan losses on December 31, 2002 and 2001, is an allowance of $7 million and $18 million, respectively, on $20 million and $20 million, respectively, of the recorded investment in impaired loans. See Note 5 of the Notes to Consolidated Financial Statements for additional information on impaired loans.

**SCHEDULE 10**

## NONPERFORMING ASSETS

| *(Amounts in millions)* | December 31, 2002 | 2001 |
|---|---|---|
| Nonaccrual loans: | | |
| Commercial lending: | | |
| Commercial and industrial | **$ 29** | 40 |
| Leasing | **11** | 6 |
| Owner occupied | **14** | 18 |
| Commercial real estate: | | |
| Construction | **7** | 12 |
| Term | **4** | 20 |
| Consumer: | | |
| Real estate | **11** | 9 |
| Other | **4** | 2 |
| Other | **2** | 2 |
| Restructured loans: | | |
| Commercial real estate: | | |
| Construction | **1** | 1 |
| Term | **1** | - |
| Other real estate owned: | | |
| Commercial, financial and agricultural: | | |
| Improved | **23** | 4 |
| Unimproved | **3** | 2 |
| Residential, 1-4 Family | **6** | 4 |
| Total | **$ 116** | 120 |
| % of net loans and leases* and other real estate owned | **0.61%** | 0.69% |
| Accruing loans past due 90 days or more: | | |
| Commercial lending | **$ 13** | 22 |
| Commercial real estate | **10** | 13 |
| Consumer | **12** | 11 |
| Other receivables | **2** | - |
| Total | **$ 37** | 46 |
| % of net loans* and leases | **0.20%** | 0.27% |

*During 2002 the Company changed the classification of loans to more appropriate presentation categories. Information to reclassify the loans to the new categories for periods prior to 2001 is not available.*

| *(Amounts in millions)* | December 31, 2000 | 1999 | 1998 |
|---|---|---|---|
| Nonaccrual loans: | | | |
| Commercial, financial and agricultural | $ 20 | 29 | 12 |
| Real estate | 34 | 34 | 39 |
| Consumer | 2 | 1 | 1 |
| Lease financing | 2 | 1 | 3 |
| Other | - | - | - |
| Restructured loans: | | | |
| Commercial, financial and agricultural | 2 | - | - |
| Real estate | 1 | 1 | 5 |
| Other real estate owned: | | | |
| Commercial, financial and agricultural: | | | |
| Improved | 6 | 5 | - |
| Unimproved | 2 | 3 | - |
| Residential, 1-4 Family | 2 | 1 | 2 |
| Other | - | - | 3 |
| Total | $ 71 | 75 | 65 |
| % of net loans* and leases, other real estate owned and other nonperforming assets | 0.49% | 0.58% | 0.58% |
| Accruing loans past due 90 days or more: | | | |
| Commercial, financial and agricultural | $ 8 | 4 | 5 |
| Real estate | 18 | 15 | 20 |
| Consumer | 1 | 2 | 1 |
| Total | $ 27 | 21 | 26 |
| % of net loans* and leases | 0.19% | 0.16% | 0.23% |

* *Includes loans held for sale.*

## ALLOWANCE FOR LOAN LOSSES

In analyzing the adequacy of the allowance for loan losses, management utilizes a comprehensive loan grading system to determine risk potential in the portfolio, and considers the results of independent internal and external credit reviews. To determine the adequacy of the allowance, the Company's loan and lease portfolio is broken into segments based on loan type. Historical loss experience factors by segment, adjusted for changes in trends and conditions, are used in determining the required allowance for each segment. Historical loss factors are evaluated and updated using migration analysis techniques and other considerations based on the makeup of the specific portfolio segment. Other considerations such as volumes and trends of delinquencies, nonaccruals, repossessions and bankruptcies, criticized and classified loan trends, current and anticipated foreclosure losses, new products and policies, economic conditions, concentrations of credit risk, and experience and abilities of lending personnel are also considered in establishing the loss factors.

All loans graded substandard or doubtful in the amount of $500 thousand or more are individually evaluated based on facts and circumstances of the loan, and a specific allowance amount may be designated. Specific allowances may also be established for loans in amounts below the specified thresholds when it is determined that the risk differs significantly from factor amounts established for the category.

Although management has allocated a portion of the allowance to specific loan categories using the methods described, the adequacy of the allowance must be considered in its entirety. To mitigate the imprecision in most estimates of expected credit losses, the allocated component of the allowance is supplemented by an unallocated component. The unallocated portion of the allowance includes management's judgmental determination of the amounts necessary for subjective factors such as economic uncertainties and concentration risks. Accordingly, the relationship of the unallocated component to the total allowance for loan losses may fluctuate from period to period. On December 31, 2002, the allowance for loan losses includes an allocation of $10 million related to commitments to extend credit on loans for which the Company could separate the credit risk from that of any related loans on the balance sheet and for standby letters of credit. Schedule 11 provides a breakdown of the allowance for loan losses by loan category and Schedule 12 summarizes loan loss experience.

**SCHEDULE 11**

## ALLOCATION OF THE ALLOWANCE FOR LOAN LOSSES

**ON DECEMBER 31**

| | 2002 | | 2001 | |
|---|---|---|---|---|
| *(Amounts in millions)* | % of total loans | Allocation of allowance | % of total loans | Allocation of allowance |
| TYPE OF LOAN | | | | |
| Loans held for sale | **1.5%** | **$ 2** | 1.7% | $ 2 |
| Commercial lending | **39.3** | **132** | 38.5 | 123 |
| Commercial real estate | **32.0** | **91** | 33.9 | 89 |
| Consumer | **26.5** | **42** | 25.3 | 35 |
| Other receivables | **0.7** | **2** | 0.6 | 2 |
| Total loans | **100.0%** | | 100.0% | |
| Off-balance sheet unused commitments and standby letters of credit | | **10** | | 8 |
| Total allocated | | **279** | | 259 |
| Unallocated | | **1** | | 1 |
| Total allowance for loan losses | | **$ 280** | | $ 260 |

*During 2002 the Company changed the classification of loans to more appropriate presentation categories. Information to reclassify the loans to the new categories for periods prior to 2001 is not available.*

| | 2000 | | 1999 | | 1998 | |
|---|---|---|---|---|---|---|
| *(Amounts in millions)* | % of total loans | Allocation of allowance | % of total loans | Allocation of allowance | % of total loans | Allocation of allowance |
| TYPE OF LOAN | | | | | | |
| Loans held for sale | 1.3% | $ - | 1.6% | $ - | 2.1% | $ - |
| Commercial, financial and agricultural | 25.1 | 57 | 23.8 | 46 | 25.4 | 83 |
| Real estate | 66.7 | 110 | 67.4 | 100 | 64.9 | 52 |
| Consumer | 4.2 | 9 | 4.6 | 12 | 5.1 | 12 |
| Lease financing | 2.2 | 4 | 2.1 | 6 | 1.9 | 6 |
| Other receivables | 0.5 | - | 0.5 | - | 0.6 | - |
| Total loans | 100.0% | | 100.0% | | 100.0% | |
| Off-balance sheet unused commitments and standby letters of credit | | 14 | | 23 | | 20 |
| Total allocated | | 194 | | 187 | | 173 |
| Unallocated | | 2 | | 17 | | 40 |
| Total allowance for loan losses | | $ 196 | | $ 204 | | $ 213 |

## SCHEDULE 12

## SUMMARY OF LOAN LOSS EXPERIENCE

| *(Amounts in millions)* | | 2002 | 2001 |
|---|---|---|---|
| Loans* and leases outstanding on December 31, (net of unearned income) | $ | **19,040** | 17,311 |
| Average loans* and leases outstanding (net of unearned income) | $ | **18,114** | 16,015 |
| Allowance for loan losses: | | | |
| Balance at beginning of year | $ | **260** | 196 |
| Allowance of companies acquired | | **1** | 30 |
| Allowance associated with repurchased revolving securitized loans | | **10** | - |
| Provision charged against earnings | | **72** | 73 |
| Loans and leases charged-off: | | | |
| Commercial lending | | **(54)** | (37) |
| Commercial real estate | | **(10)** | (4) |
| Consumer | | **(20)** | (14) |
| Total | | **(84)** | (55) |
| Recoveries: | | | |
| Commercial lending | | **14** | 11 |
| Commercial real estate | | **3** | 1 |
| Consumer | | **4** | 4 |
| Total | | **21** | 16 |
| Net loan and lease charge-offs | | **(63)** | (39) |
| Balance at end of year | $ | **280** | 260 |
| Ratio of net charge-offs to average loans and leases | | **0.35%** | 0.24% |
| Ratio of allowance for loan losses to loans and leases outstanding on December 31, | | **1.47%** | 1.50% |
| Ratio of allowance for loan losses to nonperforming loans on December 31, | | **332.37%** | 236.65% |
| Ratio of allowance for loan losses to nonaccrual loans and accruing loans past due 90 days or more on December 31, | | **234.14%** | 168.23% |

*During 2002 the Company changed the classification of loans to more appropriate presentation categories. Information to reclassify the loans to the new categories for periods prior to 2001 is not available.*

| *(Amounts in millions)* | | 2000 | 1999 | 1998 |
|---|---|---|---|---|
| Loans* and leases outstanding on December 31, (net of unearned income) | $ | 14,378 | 12,791 | 11,219 |
| Average loans* and leases outstanding (net of unearned income) | $ | 13,649 | 11,819 | 7,632 |
| Allowance for loan losses: | | | | |
| Balance at beginning of year | $ | 204 | 213 | 89 |
| Allowance of companies acquired | | 2 | 3 | 126 |
| Provision charged against earnings | | 32 | 18 | 14 |
| Loans and leases charged-off: | | | | |
| Commercial, financial and agricultural | | (38) | (32) | (9) |
| Real estate | | (4) | (3) | (6) |
| Consumer | | (9) | (9) | (9) |
| Lease financing | | (2) | (2) | (1) |
| Total | | (53) | (46) | (25) |
| Recoveries: | | | | |
| Commercial, financial and agricultural | | 6 | 6 | 3 |
| Real estate | | 1 | 7 | 3 |
| Consumer | | 3 | 3 | 3 |
| Lease financing | | 1 | - | - |
| Total | | 11 | 16 | 9 |
| Net loan and lease charge-offs | | (42) | (30) | (16) |
| Balance at end of year | $ | 196 | 204 | 213 |
| Ratio of net charge-offs to average loans and leases | | 0.31% | 0.25% | 0.21% |
| Ratio of allowance for loan losses to loans and leases outstanding on December 31, | | 1.36% | 1.60% | 1.89% |
| Ratio of allowance for loan losses to nonperforming loans on December 31, | | 320.69% | 310.87% | 354.94% |
| Ratio of allowance for loan losses to nonaccrual loans and accruing loans past due 90 days or more on December 31, | | 229.35% | 238.07% | 264.20% |

* *Includes loans held for sale.*

## MARKET RISK MANAGEMENT

Market risk is the possibility that changes in interest rates or equity securities prices will impair the fair value of the Company's financial instruments. The Asset/Liability Committee ("ALCOM") measures and reviews the market risk of the Company and establishes policies and procedures to limit its exposure to changes in interest rates. These policies are reviewed and approved by the Boards of Directors of the Company's subsidiary banks. ALCOM objectives are summarized as follows: ensure the safety and soundness of bank deposits, while providing an appropriate return to shareholders; provide the basis for integrated balance sheet, net interest income and liquidity management; calculate the duration, dollar duration, and convexity of each class of assets, liabilities, and net equity given defined interest rate scenarios; manage the Company's exposure to changes in net interest income and market value of equity due to interest rate fluctuations; quantify the effect of hedging instruments on the market value of equity and net interest income under defined interest rate scenarios; and identify and report any risk exposures that exceed limitations approved by the Board of Directors.

Interest rate risk is the most significant market risk regularly incurred by the Company. This risk is monitored through the use of two complementary measurement methods: duration of equity and income simulation. Duration of equity is a measure of changes in the market value of equity in response to changes in interest rates. Income simulation analyzes the change in income in response to changes in interest rates. The Company uses the asset-liability management system marketed by QRM both in measuring duration and income simulation. In general the Company's interest rate risk management practices seek to not take positions with regard to either duration or income simulation that seek to benefit from a particular forecast of interest rate changes, and under most circumstances to maintain a slightly "asset sensitive" position. An "asset sensitive" position is one in which net interest income would increase if interest rates increase. In a rising rate environment management believes that the market cost of equity, or implied rate at which future earnings are discounted, also would tend to rise. Therefore, it seeks to have increased net interest income in a rising environment in order to mitigate declines in the market value of equity due to higher discount rates.

Duration of equity is derived by first calculating the dollar duration of all assets, liabilities and derivative instruments. Dollar duration is determined by calculating the market value of each instrument assuming interest rates sustain immediate and parallel movements up 1% and down 1%. The average of these two changes in market value is the dollar duration, which incorporates the value of embedded and explicit options within each instrument. Subtracting the dollar duration of liabilities from the dollar duration of assets and adding the net dollar duration of derivative instruments results in the dollar duration of equity. Duration of equity is computed by dividing the dollar duration of equity by the market value of equity.

Income simulation is an estimate of the net interest income that would be recognized under different rate environments. Net interest income is measured under several parallel and nonparallel interest rate environments and considers the possible exercise of options within the portfolio.

Both of these measures require that management measure a number of variables and make assumptions regarding loan and security prepayments, early deposit withdrawals, and other imbedded options and noncontrollable events in managing the Company's exposure to changes in interest rates. The year 2002 was a particularly difficult year to manage exposure to interest rate risk. Rates declined to multidecade lows, triggering several waves of long-term debt refinancing of all types. Increased volatility and generally declining prices in equity markets appear to have caused equity investors to reallocate some of their investments to less risky and more liquid instruments, including insured bank deposits. The Company traditionally has been a net buyer of funds and seller of securitized assets. However, in the fourth quarter of 2002 the Company briefly became a net seller of $1.3 billion of Fed Funds, which led to reducing its off-balance sheet securitization activity. As a result of the increased uncertainty about the maturity and repricing characteristics of both deposits and loans the Company estimates ranges of duration and income simulation under a variety of assumptions and scenarios. The interest rate risk position is actively managed and changes daily as the interest rate environment changes; therefore, positions at the end of any period may not be reflective of the Company's position in any subsequent period.

At year-end 2002, the Company's duration of equity was estimated to be within a range of negative 2.0 years and positive 0.6 years. Duration of equity is highly sensitive to the assumptions used for deposits with no maturities, such as checking, savings, and money market accounts. Given the uncertainty of these durations, management now views the duration of equity as falling within a range of possibilities. If interest rates were to sustain an immediate parallel increase of 200 basis points, the duration of equity would be estimated to fall within the range of negative 0.8 years and positive 1.6 years.

For income simulation, Company policy requires that net interest income not be expected to decline by more than 10% during one year if rates were to immediately rise or fall in parallel by 200 basis points. At year-end 2002, net interest income was expected to increase 2.7% if interest rates were to sustain an immediate parallel increase of 200 basis points and decline 9.0% if rates were to sustain an immediate parallel decrease of 200 basis points. It should be noted that LIBOR and U.S. Treasury rates with maturities six months and less were below 2% at year-end 2002; in the scenario of interest rates decreasing 200 basis points, rates were not permitted to fall below .1%. At year-end 2001, net interest income was expected to increase 3.8% if rates were to increase in parallel 200 basis points and decline 10.0% if rates were to decrease in parallel 200 basis points. These estimates include management's assumptions regarding loan and deposit pricing, security and loan prepayments, and changing relationships to market rates.

At year-end the one-year gap for the Company was positive $566 million; i.e., the $16,545 million of assets that mature or reprice during 2002 was greater than the sum of $15,034 million of liabilities and the negative $945 million net effect of derivative instruments that mature or reprice during the same period. This gap represented 2.1% of total assets. Details of the repricing characteristics of the balance sheet as of year-end are presented in Schedule 13. The Company does not have policy limits regarding its gap position, nor does it utilize "gap analysis" in its asset-liability management; it utilizes simulation and duration analyses described earlier. Hence, the following table is presented for information only.

## SCHEDULE 13
## MATURITIES AND INTEREST RATE SENSITIVITY
### ON DECEMBER 31, 2002

| *(Amounts in millions)* | Rate sensitive: Within three months | Rate sensitive: After three months but within one year | Rate sensitive: After one year but within five years | Rate sensitive: After five years | Not rate sensitive | Total |
|---|---|---|---|---|---|---|
| **USES OF FUNDS** | | | | | | |
| Earning assets | | | | | | |
| Interest-bearing deposits | $ - | - | 2 | - | - | 2 |
| Federal funds sold | 96 | - | - | - | - | 96 |
| Security resell agreements | 445 | - | - | - | - | 445 |
| Securities: | | | | | | |
| Available for sale | 1,426 | 869 | 316 | 693 | - | 3,304 |
| Trading account | 332 | - | - | - | - | 332 |
| Loans and leases | 10,407 | 2,970 | 4,612 | 771 | - | 18,760 |
| Nonearning assets | - | - | - | - | 3,627 | 3,627 |
| Total uses of funds | $ 12,706 | 3,839 | 4,930 | 1,464 | 3,627 | 26,566 |
| **SOURCES OF FUNDS** | | | | | | |
| Interest-bearing deposits and liabilities: | | | | | | |
| Savings and money market deposits | $ 8,992 | 40 | 1,879 | 743 | - | 11,654 |
| Time deposits under $100,000 | 467 | 881 | 417 | 2 | - | 1,767 |
| Time deposits $100,000 and over | 467 | 673 | 260 | 2 | - | 1,402 |
| Foreign deposits | 191 | - | - | - | - | 191 |
| Securities sold, not yet purchased | 204 | - | - | - | - | 204 |
| Federal funds purchased | 820 | - | - | - | - | 820 |
| Security repurchase agreements | 861 | - | - | - | - | 861 |
| Commercial paper | 292 | - | - | - | - | 292 |
| FHLB advances and other borrowings: | | | | | | |
| One year or less | - | 15 | 1 | - | - | 16 |
| Over one year | - | 1 | 8 | 232 | - | 241 |
| Long-term debt | 310 | - | 47 | 713 | - | 1,070 |
| Noninterest-bearing deposits | 820 | - | - | - | 4,297 | 5,117 |
| Other liabilities | - | - | - | - | 534 | 534 |
| Minority interest | - | - | - | - | 23 | 23 |
| Shareholders' equity | - | - | - | - | 2,374 | 2,374 |
| Total sources of funds | $ 13,424 | 1,610 | 2,612 | 1,692 | 7,228 | 26,566 |
| Derivative instruments affecting interest rate sensitivity | $ (1,011) | 66 | 945 | - | - | |
| Interest rate sensitivity gap | $ (1,729) | 2,295 | 3,263 | (228) | (3,601) | |
| Percent of total assets | (6.51)% | 8.64% | 12.28% | (0.86)% | (13.55)% | |
| Cumulative interest rate sensitivity gap | $ (1,729) | 566 | 3,829 | 3,601 | - | |
| Cumulative as a % of total assets | (6.51)% | 2.13% | 14.41% | 13.55% | - | |

The Company, through the management of maturities and repricing of its assets and liabilities and the use of interest rate swaps, attempts to manage the effect on net interest income of changes in interest rates. The prime lending and the LIBOR (London Interbank Offer Rate) curve are the primary indices used for pricing the Company's loans, and the 91-day Treasury bill rate is the index used for pricing many of the Company's deposits. The Company does not hedge the prime/LIBOR/T-bill spread risk through the use of derivative instruments. Interest rate swap maturities and average rates are presented in Schedule 14. For additional information regarding derivative instruments, refer to Notes 1 and 7 of the Notes to Consolidated Financial Statements.

**SCHEDULE 14**

## INTEREST RATE SWAP MATURITIES AND AVERAGE RATES

| *(Amounts in millions)* | | 2003 | 2004 | 2005 | 2006 | 2007 | Thereafter | Total |
|---|---|---|---|---|---|---|---|---|
| Receive fixed rate/pay variable rate: | | | | | | | | |
| Notional amount | $ | 186 | 500 | 848 | 123 | 152 | 63 | 1,872 |
| Weighted average rate received | | 6.85% | 5.42% | 4.53% | 5.63% | 5.86% | 5.87% | 5.22% |
| Weighted average rate paid | | 1.66% | 1.65% | 1.58% | 3.90% | 3.56% | 3.87% | 2.00% |
| Receive variable rate/pay fixed rate: | | | | | | | | |
| Notional amount | $ | 100 | 475 | 250 | - | - | - | 825 |
| Weighted average rate received | | 1.42% | 1.61% | 1.58% | - | - | - | 1.58% |
| Weighted average rate paid | | 4.90% | 4.48% | 4.46% | - | - | - | 4.52% |

### LIQUIDITY RISK MANAGEMENT

The Company manages its liquidity to provide adequate funds to meet its anticipated financial obligations, including withdrawals by depositors and debt service requirements, as well as to fund customers' demand for credit. Liquidity is provided primarily by the regularly scheduled maturities of the Company's investment and loan portfolios.

The Federal Home Loan Bank ("FHLB") system is a major source of liquidity for each of the Company's subsidiary banks. Zions First National Bank and The Commerce Bank of Washington are members of the FHLB of Seattle. California Bank & Trust, Nevada State Bank, and National Bank of Arizona are members of the FHLB of San Francisco. Vectra Bank Colorado is a member of the FHLB of Topeka. The FHLB allows member banks to borrow against their eligible loans to satisfy liquidity requirements.

As another source of liquidity, the Company's core deposits, consisting of demand, savings and money market deposits and time deposits under $100,000, constituted 92.1% of total deposits on December 31, 2002, as compared to 89.9% on December 31, 2001.

Maturing balances in loan portfolios provide flexibility in managing cash flows. Maturity management of those funds is an important source of medium to long-term liquidity. The Company's ability to raise funds in the capital markets through the securitization process and by debt issuance provides the Company additional flexibility in meeting funding needs.

On August 21, 2002, the Company sold $285 million of 8.00% Capital Securities issued by a newly formed subsidiary of the Company, Zions Capital Trust B (the "Trust"). The Capital Securities represent undivided beneficial ownership interests in the assets of the Trust (consisting of junior subordinated debentures issued by the Company). Holders of the Capital Securities are entitled to receive cumulative cash distributions at an annual rate of 8.00%. The cash distributions, which are payable quarterly in arrears beginning December 1, 2002, match the timing and amount of the Company's interest obligations on the junior subordinated debentures. The Company has unconditionally guaranteed the payment of all amounts due on the Capital Securities to the extent the Trust has funds available for the payment of such amounts. The Company can, on one or more occasions, defer the quarterly interest payments on the junior subordinated debentures for up to five years. This would also have the effect of deferring payments on the Capital Securities. The Capital Securities are scheduled to be redeemed on September 1, 2032 and can be redeemed in whole or in part on or after September 1, 2007 or upon certain changes in tax laws and regulations or in the treatment of the Capital Securities for bank regulatory purposes. The Capital Securities, junior subordinated debentures and the guarantee were registered with the Securities and Exchange Commission in August 2002 and are traded on the New York Stock Exchange (ticker "ZBPRB").

During the third quarter of 2002, the Company also filed a prospectus supplement with the Securities and Exchange Commission for the issuance of up to $340 million of Senior Medium-Term Notes, Series A and Subordinated Medium-Term Notes, Series B. The Company may issue such debt from time to time with the terms of each note issuance to be specified in a pricing supplement filed with the Securities and Exchange Commission. At December 31, 2002, the Company had issued $46 million of Senior Medium-Term Notes. These notes are listed on the NYSE Bond Exchange.

In May 2001, the Company issued $200 million of subordinated debt through a newly formed subsidiary, Zions Financial Corp. The debt is unconditionally guaranteed by Zions Bancorporation and matures in May 2011. In October 2001, the Company issued an additional $200 million of subordinated debt which matures in October 2011. See Notes 11, 12 and 13 of the Notes to Consolidated Financial Statements for additional information regarding the Company's borrowings.

The parent company's cash requirements consist primarily of debt service, operating expenses, income taxes, dividends to shareholders and share repurchases. The Parent's cash needs are routinely met through dividends from subsidiaries, investment income, proportionate shares of current income taxes, management and other fees, unaffiliated bank lines, and debt issuance.

At December 31, 2002, $236.1 million of dividend capacity was available from subsidiaries to pay to the Parent without having to obtain regulatory approval. During 2002, dividends from subsidiaries were $272.3 million. The Parent also has a program to issue short-term commercial paper. At December 31, 2002 outstanding commercial paper was $292 million. At December 31, 2002, the Parent had a revolving credit facility with a bank totaling $40 million and a margin borrowing facility totaling $14.3 million. No balances were borrowed on either of these facilities at year-end 2002.

Zions First National Bank provides a liquidity facility for a fee to a qualified special purpose entity securities conduit ("conduit"). In July of 2001, the liquidity facility was increased from $2.0 billion to $5.1 billion. The conduit purchases U.S. Government and AAA rated securities. These assets are funded through the issuance of commercial paper. Pursuant to the liquidity contract, ZFNB is required to purchase securities from the conduit to provide funds for the conduit to repay maturing commercial paper upon the conduit's inability to access the commercial paper market or upon a commercial paper market disruption as specified in governing documents to the conduit. No amounts were outstanding under this liquidity facility at December 31, 2002 and 2001. See Note 6 of the Notes to Consolidated Financial Statements for additional information on the conduit.

## CRITICAL ACCOUNTING POLICIES

### SECURITIZATION TRANSACTIONS

Securitization activities represent a significant source of the Company's overall funding as discussed under Liquidity Risk Management. These transactions involve periodic transfers of loans or other receivables to off-balance sheet Qualified Special Purpose Entities ("QSPEs"). The Company may retain a cash reserve account, an interest-only strip, and in some cases a subordinated tranche, all of which are retained interests in the securitized assets. The Company's retained interests are subject to credit, prepayment, and interest rate risk. The measurement of the retained interests requires the Company to make economic assumptions regarding these risk factors. See Notes 1 and 6 of the Notes to Consolidated Financial Statements for discussions regarding the Company's policies for valuation and impairment assessments on asset securitizations, detail on the assumptions used and the sensitivity of the fair value of retained interests to adverse changes in the assumptions.

### DERIVATIVES

The Company uses certain derivative instruments to add stability to interest income or expense, to modify the duration of specific assets and liabilities, and to manage exposure to interest rate movements. The Company does not participate in speculative derivatives trading. The fair value of these derivative instruments is generally determined using the market standard methodology of netting discounted future cash receipts and payments. The values of these derivatives will change over time as cash receipts and payments are made and as market conditions change. The Company also faces the risk that certain derivatives designated as hedges that currently meet the strict hedge accounting requirements of SFAS 133 may not qualify in the future as highly effective or meet the other requirements of SFAS 133 to be accounted for as hedges. See the section on Market Risk Management and Notes 1 and 7 of the Notes to Consolidated Financial Statements for further information about the Company's derivatives.

### ALLOWANCE FOR LOAN LOSSES

Management utilizes a comprehensive loan grading system to determine risk potential in its loan portfolio.

Determination of the allowance is inherently subjective as it requires significant estimates, including the amounts and timing of expected future cash flows on impaired loans, estimated losses on pools of homogeneous loans based on historical loss experience, and consideration of current economic trends, all of which may be susceptible to significant change. See the sections on Credit Risk Management, Allowance for Loan Losses and Provision for Loan Losses, and Notes 1 and 5 of the Notes to Consolidated Financial Statements for a description of the methodology used by the Company to determine the required allowance for loan losses, a discussion of risks associated with the process, and additional information regarding the allowance and associated provision.

### NONMARKETABLE SECURITIES

The Company, both directly and through its Small Business Investment Corporation ("SBIC") and banking subsidiaries, has investments in venture capital securities. These nonmarketable venture capital securities are reported at estimated fair values in the absence of readily ascertainable fair values. Management believes that the cost of an investment is initially the best indication of estimated fair value unless there have been significant subsequent positive or negative developments that justify an adjustment to the fair value estimate. As of December 31, 2002, the carrying value of these securities, which are classified in other noninterest bearing investments, was approximately $71 million. The Company's portion of any losses incurred on these investments would be reduced by minority interests in the SBICs. The values assigned to these securities where no market quotations exist are based upon available information and may not necessarily represent amounts that will ultimately be realized. Although management believes its estimates of fair value reasonably reflect the fair value of these securities, key assumptions regarding the projected financial performance of these companies, the evaluation of the investee company's management team, and other economic and market factors may not necessarily reflect those of an active market for these investments. If there had been an active market for these securities at year-end, the carrying value may have been significantly different than the amounts reported. See Notes 1 and 4 of the Notes to Consolidated Financial Statements for additional information regarding these investments.

### RELATED PARTIES

At December 31, 2002, transactions with related parties are limited to loan and deposit relationships and other transactions in the ordinary course of business. As discussed in Note 14 of the Notes to the Consolidated Financial Statements, during 2001 the Company reacquired a minority interest in its subsidiary California Bank & Trust from the former CEO and certain senior officers of that subsidiary.

### FORWARD-LOOKING INFORMATION

Statements in Management's Discussion and Analysis that are not based on historical data are forward-looking, including, for example, the projected performance of the Company and its operations. These statements constitute forward-looking information within the meaning of the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from the projections discussed in Management's Discussion and Analysis since such projections involve significant risks and uncertainties. Factors that might cause such differences include, but are not limited to: the timing of closing proposed acquisitions being delayed or such acquisitions being prohibited; competitive pressures among financial institutions increasing significantly; economic conditions, either nationally or locally in areas in which the Company conducts its operations, being less favorable than expected; and legislation or regulatory changes which adversely affect the Company's operations or business. The Company disclaims any obligation to update any factors or to publicly announce the result of revisions to any of the forward-looking statements included herein to reflect future events or developments.

## CONSOLIDATED CONDENSED STATEMENTS OF INCOME

| *(Amounts in millions)* | 2002 | 2001 | 2000 | 1999 | 1998 |
|---|---|---|---|---|---|
| Net interest income | **$ 1,035.1** | 949.8 | 803.4 | 741.5 | 573.9 |
| Noninterest income | **376.8** | 412.2 | 192.6 | 266.8 | 210.5 |
| Total revenue | **1,411.9** | 1,362.0 | 996.0 | 1,008.3 | 784.4 |
| Provision for loan losses | **71.9** | 73.2 | 31.8 | 18.0 | 14.0 |
| Noninterest expense | **858.9** | 836.1 | 721.3 | 681.8 | 557.0 |
| Income from continuing operations before income taxes and minority interest | **481.1** | 452.7 | 242.9 | 308.5 | 213.4 |
| Income taxes | **167.7** | 161.9 | 79.7 | 109.5 | 69.6 |
| Minority interest | **(3.7)** | (7.8) | 1.5 | 4.9 | 0.4 |
| Income from continuing operations | **317.1** | 298.6 | 161.7 | 194.1 | 143.4 |
| Loss on discontinued operations | **(28.4)** | (8.4) | - | - | - |
| Income before cumulative effect adjustment | **288.7** | 290.2 | 161.7 | 194.1 | 143.4 |
| Cumulative effect adjustment | **(32.4)** | (7.2) | - | - | - |
| Net income | **$ 256.3** | 283.0 | 161.7 | 194.1 | 143.4 |
| Net income per share (diluted) | **$ 2.78** | 3.07 | 1.86 | 2.26 | 1.75 |

## REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders of Zions Bancorporation

We have audited the accompanying consolidated balance sheets of Zions Bancorporation and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of income, changes in shareholders' equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Zions Bancorporation and subsidiaries at December 31, 2002 and 2001, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

As discussed in Notes 1 and 9 to the financial statements, effective January 1, 2002, Zions Bancorporation and subsidiaries adopted Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets.*

Ernst & Young LLP

Salt Lake City, Utah
January 23, 2003

# ZIONS BANCORPORATION AND SUBSIDIARIES

## CONSOLIDATED BALANCE SHEETS

### DECEMBER 31, 2002 AND 2001

| *(In thousands, except share amounts)* | 2002 | 2001 |
|---|---|---|
| **ASSETS** | | |
| Cash and due from banks | $ 1,087,296 | 978,609 |
| Money market investments: | | |
| Interest-bearing deposits | 1,690 | 2,780 |
| Federal funds sold | 96,077 | 57,653 |
| Security resell agreements | 444,995 | 222,147 |
| Investment securities: | | |
| Held to maturity, at cost (approximate market value $0 and $79,752) | - | 79,546 |
| Available for sale, at market | 3,304,341 | 3,283,915 |
| Trading account, at market (includes $110,886 and $87,612 transferred as collateral under repurchase agreements) | 331,610 | 102,896 |
| | 3,635,951 | 3,466,357 |
| Loans: | | |
| Loans held for sale | 289,499 | 297,959 |
| Loans, leases and other receivables | 18,843,006 | 17,115,485 |
| | 19,132,505 | 17,413,444 |
| Less: | | |
| Unearned income and fees, net of related costs | 92,662 | 102,606 |
| Allowance for loan losses | 279,593 | 260,483 |
| Net loans | 18,760,250 | 17,050,355 |
| Other noninterest bearing investments | 601,641 | 615,500 |
| Premises and equipment, net | 393,630 | 368,076 |
| Goodwill | 730,031 | 770,763 |
| Core deposit and other intangibles | 82,920 | 109,148 |
| Other real estate owned | 31,608 | 10,302 |
| Other assets | 699,600 | 652,474 |
| | $ 26,565,689 | 24,304,164 |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | |
| Deposits: | | |
| Noninterest-bearing demand | $ 5,117,458 | 4,480,669 |
| Interest-bearing: | | |
| Savings and money market | 11,654,258 | 9,507,817 |
| Time under $100,000 | 1,766,844 | 2,055,087 |
| Time $100,000 and over | 1,402,189 | 1,664,829 |
| Foreign | 191,231 | 133,288 |
| | 20,131,980 | 17,841,690 |
| Securities sold, not yet purchased | 203,838 | 87,255 |
| Federal funds purchased | 819,807 | 1,203,764 |
| Security repurchase agreements | 861,177 | 933,973 |
| Accrued liabilities | 535,044 | 428,225 |
| Commercial paper | 291,566 | 309,000 |
| Federal Home Loan Bank advances and other borrowings: | | |
| One year or less | 15,554 | 181,266 |
| Over one year | 240,698 | 240,458 |
| Long-term debt | 1,069,505 | 781,342 |
| Total liabilities | 24,169,169 | 22,006,973 |
| Minority interest | 22,677 | 16,322 |
| Shareholders' equity: | | |
| Capital stock: | | |
| Preferred stock, without par value; authorized 3,000,000 shares; issued and outstanding, none | - | - |
| Common stock, without par value; authorized 350,000,000 shares; issued and outstanding 90,717,692 shares and 92,208,736 shares | 1,034,888 | 1,111,214 |
| Accumulated other comprehensive income | 46,214 | 59,951 |
| Retained earnings | 1,292,741 | 1,109,704 |
| Total shareholders' equity | 2,373,843 | 2,280,869 |
| | $ 26,565,689 | 24,304,164 |

*See accompanying notes to consolidated financial statements.*

## ZIONS BANCORPORATION AND SUBSIDIARIES

## CONSOLIDATED STATEMENTS OF INCOME

### YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

| *(In thousands, except per share amounts)* | 2002 | 2001 | 2000 |
|---|---|---|---|
| Interest income: | | | |
| Interest and fees on loans | $ 1,227,358 | 1,292,955 | 1,236,588 |
| Interest on loans held for sale | 9,437 | 13,080 | 14,477 |
| Lease financing | 20,589 | 22,805 | 17,222 |
| Interest on money market investments | 18,625 | 34,879 | 67,353 |
| Interest on securities: | | | |
| Held to maturity - taxable | 2,292 | 3,361 | 196,917 |
| Held to maturity - nontaxable | - | - | 16,398 |
| Available for sale - taxable | 128,622 | 169,224 | 33,792 |
| Available for sale - nontaxable | 26,889 | 24,713 | 7,147 |
| Trading account | 22,107 | 30,903 | 36,289 |
| Total interest income | 1,455,919 | 1,591,920 | 1,626,183 |
| Interest expense: | | | |
| Interest on savings and money market deposits | 164,594 | 251,570 | 329,373 |
| Interest on time and foreign deposits | 114,128 | 187,712 | 174,460 |
| Interest on borrowed funds | 142,055 | 202,874 | 318,972 |
| Total interest expense | 420,777 | 642,156 | 822,805 |
| Net interest income | 1,035,142 | 949,764 | 803,378 |
| Provision for loan losses | 71,879 | 73,191 | 31,811 |
| Net interest income after provision for loan losses | 963,263 | 876,573 | 771,567 |
| Noninterest income: | | | |
| Service charges on deposit accounts | 118,994 | 101,033 | 78,269 |
| Loan sales and servicing income | 70,153 | 96,754 | 51,741 |
| Other service charges, commissions and fees | 81,175 | 72,996 | 65,102 |
| Trust income | 18,479 | 18,298 | 18,205 |
| Income from securities conduit | 20,317 | 12,262 | 213 |
| Dividends and other investment income | 35,469 | 28,299 | 27,037 |
| Market making, trading and nonhedge derivative income | 39,029 | 34,136 | 10,065 |
| Equity securities gains (losses), net | (25,316) | 37,239 | 22,107 |
| Fixed income securities gains (losses), net | 358 | (3,781) | 470 |
| Impairment loss on First Security Corporation common stock | - | - | (96,911) |
| Other | 18,156 | 14,952 | 16,324 |
| Total noninterest income | 376,814 | 412,188 | 192,622 |
| Noninterest expense: | | | |
| Salaries and employee benefits | 478,028 | 432,937 | 348,293 |
| Occupancy, net | 68,627 | 63,600 | 51,671 |
| Furniture and equipment | 63,429 | 60,830 | 52,704 |
| Legal and professional services | 25,347 | 30,532 | 19,707 |
| Postage and supplies | 27,582 | 27,753 | 21,888 |
| Advertising | 20,577 | 22,344 | 25,416 |
| Merger related expense | - | 7,348 | 45,492 |
| Restructuring charges | 3,349 | - | - |
| Impairment losses on long-lived assets | 4,942 | - | - |
| Amortization of goodwill | - | 31,526 | 26,173 |
| Amortization of core deposit and other intangibles | 13,379 | 12,770 | 11,508 |
| Other | 153,668 | 146,453 | 118,433 |
| Total noninterest expense | 858,928 | 836,093 | 721,285 |
| Income from continuing operations before income taxes and minority interest | 481,149 | 452,668 | 242,904 |
| Income taxes | 167,702 | 161,867 | 79,661 |
| Minority interest | (3,660) | (7,798) | 1,534 |
| Income from continuing operations | 317,107 | 298,599 | 161,709 |

# ZIONS BANCORPORATION AND SUBSIDIARIES

## CONSOLIDATED STATEMENTS OF INCOME (CONTINUED)

### YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

| *(In thousands, except per share amounts)* | | 2002 | 2001 | 2000 |
|---|---|---|---|---|
| Discontinued operations: | | | | |
| Loss from operations of discontinued subsidiaries | $ | (18,304) | (12,487) | - |
| Impairment losses | | (28,691) | - | - |
| Income tax benefit | | (18,535) | (4,067) | - |
| Loss on discontinued operations | | (28,460) | (8,420) | - |
| Income before cumulative effect of change in accounting principle | | 288,647 | 290,179 | 161,709 |
| Cumulative effect of change in accounting principle, net of tax | | (32,369) | (7,159) | - |
| Net income | $ | 256,278 | 283,020 | 161,709 |
| Weighted average shares outstanding during the year: | | | | |
| Basic shares | | 91,566 | 91,202 | 86,320 |
| Diluted shares | | 92,079 | 92,174 | 87,120 |
| Net income per common share: | | | | |
| Basic: | | | | |
| Income from continuing operations | $ | 3.46 | 3.27 | 1.87 |
| Loss on discontinued operations | | (0.31) | (0.09) | - |
| Cumulative effect of change in accounting principle | | (0.35) | (0.08) | - |
| Net income | $ | 2.80 | 3.10 | 1.87 |
| Diluted: | | | | |
| Income from continuing operations | $ | 3.44 | 3.24 | 1.86 |
| Loss on discontinued operations | | (0.31) | (0.09) | - |
| Cumulative effect of change in accounting principle | | (0.35) | (0.08) | - |
| Net income | $ | 2.78 | 3.07 | 1.86 |

*See accompanying notes to consolidated financial statements.*

## ZIONS BANCORPORATION AND SUBSIDIARIES

## CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME

### YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

| | Common stock | | Accumulated other comprehensive income (loss) | | | | | |
|---|---|---|---|---|---|---|---|---|
| *(In thousands, except share amounts)* | Shares | Amount | Net unrealized gains (losses) on investments and retained interests | Net unrealized gains (losses) on derivative instruments | Minimum pension liability | Subtotal | Retained earnings | Total shareholders' equity |
| **BALANCE, DECEMBER 31, 1999** | 85,592,643 | $ 888,231 | (4,158) | - | - | (4,158) | 775,765 | 1,659,838 |
| Comprehensive income: | | | | | | | | |
| Net income | | | | | | | 161,709 | 161,709 |
| Other comprehensive income, net of tax: | | | | | | | | |
| Net realized and unrealized holding losses during the year, net of income tax benefit of $31,088 | | | (50,187) | - | - | (50,187) | | |
| Reclassification for net realized losses recorded in operations, net of income tax benefit of $31,406 | | | 50,701 | - | - | 50,701 | | |
| Other comprehensive income | | | 514 | - | - | 514 | | 514 |
| Total comprehensive income | | | | | | | | 162,223 |
| Cash dividends—common, $.89 per share | | | | | | | (76,762) | (76,762) |
| Issuance of common shares for acquisitions | 1,202,593 | 13,103 | | | | | 14,172 | 27,275 |
| Stock redeemed and retired | (80,174) | (3,899) | | | | | | (3,899) |
| Stock options exercised, net of shares tendered and retired | 385,126 | 10,169 | | | | | | 10,169 |
| **BALANCE, DECEMBER 31, 2000** | 87,100,188 | 907,604 | (3,644) | - | - | (3,644) | 874,884 | 1,778,844 |
| Comprehensive income: | | | | | | | | |
| Net income | | | | | | | 283,020 | 283,020 |
| Other comprehensive income, net of tax: | | | | | | | | |
| Net realized and unrealized holding gains during the year, net of income tax expense of $20,859 | | | 33,675 | - | - | 33,675 | | |
| Reclassification for net realized gains recorded in operations, net of tax income expense of $7,132 | | | (11,516) | - | - | (11,516) | | |
| Net unrealized gains on derivative instruments, net of reclassification to operations of $20,757 and income tax expense of $4,281 | | | - | 6,911 | - | 6,911 | | |
| Cumulative effect of change in accounting principle, adoption of SFAS 133, net of income tax expense of $21,245 | | | 13,259 | 21,266 | - | 34,525 | | |
| Other comprehensive income | | | 35,418 | 28,177 | - | 63,595 | | 63,595 |
| Total comprehensive income | | | | | | | | 346,615 |
| Cash dividends—common, $.80 per share | | | | | | | (73,899) | (73,899) |
| Issuance of common shares for acquisitions | 5,404,872 | 231,295 | | | | | 25,699 | 256,994 |
| Stock redeemed and retired | (883,240) | (46,462) | | | | | | (46,462) |
| Stock options exercised, net of shares tendered and retired | 586,916 | 18,777 | | | | | | 18,777 |
| **BALANCE, DECEMBER 31, 2001** | 92,208,736 | $1,111,214 | 31,774 | 28,177 | - | 59,951 | 1,109,704 | 2,280,869 |

## ZIONS BANCORPORATION AND SUBSIDIARIES

## CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME (CONTINUED)

### YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

| | | | Accumulated other comprehensive income (loss) | | | | | |
|---|---|---|---|---|---|---|---|---|
| | Common stock | | Net unrealized gains (losses) on investments and retained | Net unrealized gains (losses) on derivative | Minimum pension | | Retained | Total shareholders' |
| *(In thousands, except share amounts)* | Shares | Amount | interests | instruments | liability | Subtotal | earnings | equity |
| Comprehensive income: | | | | | | | | |
| Net income | | $ | | | | | 256,278 | 256,278 |
| Other comprehensive income, net of tax: | | | | | | | | |
| Net realized and unrealized holding losses during the year, net of income tax benefit of $1,880 | | | (3,035) | - | - | (3,035) | | |
| Reclassification for net realized losses recorded in operations, net of tax income benefit of $9,546 | | | 15,412 | - | - | 15,412 | | |
| Net unrealized losses on derivative instruments, net of reclassification to operations of $34,916 and income tax benefit of $1,708 | | | - | (2,757) | - | (2,757) | | |
| Minimum pension liability, net of income tax benefit of $15,128 | | | - | - | (23,357) | (23,357) | | |
| Other comprehensive income (loss) | | | 12,377 | (2,757) | (23,357) | (13,737) | | (13,737) |
| Total comprehensive income | | | | | | | | 242,541 |
| Cash dividends—common, $.80 per share | | | | | | | (73,241) | (73,241) |
| Issuance of common shares for acquisitions | 333,258 | 17,048 | | | | | | 17,048 |
| Stock redeemed and retired | (2,393,881) | (113,215) | | | | | | (113,215) |
| Stock options exercised, net of shares tendered and retired | 569,579 | 19,841 | | | | | | 19,841 |
| **BALANCE, DECEMBER 31, 2002** | 90,717,692 | $ 1,034,888 | 44,151 | 25,420 | (23,357) | 46,214 | 1,292,741 | 2,373,843 |

*See accompanying notes to consolidated financial statements.*

## ZIONS BANCORPORATION AND SUBSIDIARIES

## CONSOLIDATED STATEMENTS OF CASH FLOWS

### YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

| *(In thousands)* | 2002 | 2001 | 2000 |
|---|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES:** | | | |
| Net income | $ **256,278** | 283,020 | 161,709 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Cumulative effect of change in accounting principle, net of tax | **32,369** | 7,159 | - |
| Impairment losses | **33,633** | - | - |
| Provision for loan losses | **71,879** | 73,191 | 31,811 |
| Depreciation of premises and equipment | **59,131** | 56,076 | 50,186 |
| Amortization | **37,906** | 63,538 | 64,786 |
| Accretion of unearned income and fees, net of related costs | **(9,944)** | 15,412 | 16,983 |
| Income (loss) to minority interest | **(3,660)** | (7,798) | 1,534 |
| Equity securities losses (gains), net | **25,316** | (37,239) | (22,107) |
| Fixed income securities losses (gains), net | **(358)** | 3,781 | (470) |
| Impairment loss on First Security Corporation common stock | **-** | - | 96,911 |
| Proceeds from sales of trading account securities | **245,115,891** | 202,892,909 | 184,357,455 |
| Increase in trading account securities | **(245,344,605)** | (202,281,198) | (184,310,020) |
| Proceeds from sales of loans held for sale | **566,643** | 609,576 | 533,285 |
| Increase in loans held for sale | **(558,183)** | (726,376) | (509,644) |
| Net gains on sales of loans, leases and other assets | **(38,530)** | (69,702) | (36,240) |
| Change in accrued income taxes | **27,565** | 20,911 | 30,078 |
| Change in accrued interest receivable | **37,608** | (1,329) | (34,447) |
| Change in other assets | **(123,506)** | (104,498) | (122,577) |
| Change in other liabilities | **87,918** | 46,758 | 16,222 |
| Change in accrued interest payable | **(5,660)** | (12,475) | 11,342 |
| Other, net | **8,374** | 11,661 | 12,390 |
| Net cash provided by operating activities | **276,065** | 843,377 | 349,187 |
| **CASH FLOWS FROM INVESTING ACTIVITIES:** | | | |
| Net decrease (increase) in money market investments | **(250,759)** | 377,387 | (348) |
| Proceeds from maturities of investment securities held to maturity | **1,415** | 12,964 | 881,175 |
| Purchases of investment securities held to maturity | **(29,400)** | (29,347) | (663,948) |
| Proceeds from sales of investment securities available for sale | **10,081,114** | 7,072,531 | 1,245,192 |
| Proceeds from maturities of investment securities available for sale | **1,860,299** | 2,591,160 | 134,785 |
| Purchases of investment securities available for sale | **(11,830,782)** | (9,067,706) | (1,442,094) |
| Proceeds from sales of loans and leases | **1,380,430** | 1,753,195 | 1,175,687 |
| Securitized loans repurchased | **(430,164)** | - | - |
| Net increase in loans and leases | **(2,679,817)** | (3,250,280) | (2,665,154) |
| Payments on leveraged leases | **(9,160)** | (8,012) | (8,125) |
| Principal collections on leveraged leases | **9,160** | 8,012 | 8,125 |
| Proceeds from sales of premises and equipment | **10,037** | 13,056 | 12,079 |
| Purchases of premises and equipment | **(97,821)** | (91,924) | (82,288) |
| Proceeds from sales of other assets | **21,683** | 23,431 | 13,927 |
| Net cash received for acquisitions | **9,690** | 209,509 | 11,886 |
| Net cash paid for net liabilities on branches sold | **(68,352)** | - | - |
| Net cash used in investing activities | **(2,022,427)** | (386,024) | (1,379,101) |

# ZIONS BANCORPORATION AND SUBSIDIARIES

## CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

## YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

| *(In thousands)* | 2002 | 2001 | 2000 |
|---|---|---|---|
| **CASH FLOWS FROM FINANCING ACTIVITIES:** | | | |
| Net increase in deposits | $ **2,285,152** | 747,218 | 784,806 |
| Net change in short-term funds borrowed | **(523,316)** | (1,511,725) | 470,771 |
| Proceeds from FHLB advances over one year | **3,250** | 250,000 | 600,000 |
| Payments on FHLB advances over one year | **(3,010)** | (173,948) | (568,846) |
| Proceeds from issuance of long-term debt | **331,138** | 402,218 | - |
| Payments on long-term debt | **(68,616)** | (69,152) | (33,921) |
| Cash paid to reacquire minority interest | **-** | (66,044) | - |
| Proceeds from issuance of common stock | **16,907** | 15,798 | 6,717 |
| Payments to redeem common stock | **(113,215)** | (46,462) | (3,899) |
| Dividends paid | **(73,241)** | (73,899) | (76,762) |
| Net cash provided by (used in) financing activities | **1,855,049** | (525,996) | 1,178,866 |
| Net increase (decrease) in cash and due from banks | **108,687** | (68,643) | 148,952 |
| Cash and due from banks at beginning of year | **978,609** | 1,047,252 | 898,300 |
| Cash and due from banks at end of year | $ **1,087,296** | 978,609 | 1,047,252 |
| **SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:** | | | |
| Cash paid for: | | | |
| Interest | $ **424,735** | 651,083 | 812,018 |
| Income taxes | **113,349** | 156,307 | 63,825 |
| Loans transferred to other real estate owned | **43,987** | 23,175 | 13,872 |

*See accompanying notes to consolidated financial statements.*

## 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### BUSINESS

Zions Bancorporation ("the Parent") is a financial holding company headquartered in Salt Lake City, Utah, which provides a full range of banking and related services through its subsidiaries operating primarily in Utah, Idaho, California, Nevada, Arizona, Colorado and Washington.

### BASIS OF FINANCIAL STATEMENT PRESENTATION

The consolidated financial statements include the accounts of Zions Bancorporation and its subsidiaries ("the Company"). All significant intercompany accounts and transactions have been eliminated in consolidation. Certain prior year amounts have been reclassified to conform to the current year financial statement presentation.

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States and prevailing practices within the financial services industry. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and revenues and expenses for the period. Actual results could differ from those estimates.

### SECURITY RESELL AGREEMENTS

Security resell agreements represent overnight and term agreements, the majority maturing within 30 days. These agreements are generally treated as collateralized financing transactions and are carried at amounts at which the securities were acquired plus accrued interest. Either the Company or, in some instances, third parties on behalf of the Company take possession of the underlying securities. The market value of such securities is monitored throughout the contract term to ensure that asset values remain sufficient to protect against counterparty default. The Company is permitted by contract to sell or repledge certain securities it accepts as collateral for security resell agreements. If sold, the Company's obligation to return the collateral is recorded as a liability and included in the consolidated balance sheet as "Securities sold, not yet purchased." As of December 31, 2002, the Company held approximately $445 million of securities for which it was permitted by contract to sell or repledge. The majority of these securities have been either pledged or otherwise transferred to others in connection with the Company's financing activities, or to satisfy its commitments under short sales. Security resell agreements averaged approximately $1,099 million during 2002, and the maximum amount outstanding at any month-end during 2002 was $2,074 million.

### INVESTMENT SECURITIES

The Company classifies its securities according to their purpose and holding period. Gains or losses on the sale of securities are recognized using the specific identification method and recorded in noninterest income.

Held to maturity debt securities are stated at cost, net of unamortized premiums and unaccreted discounts. Upon purchase, the Company has the intent and ability to hold such securities to maturity. When Statement of Financial Accounting Standards ("SFAS") 133, *Accounting for Derivative Instruments and Hedging Activities*, issued by the Financial Accounting Standards Board ("FASB"), was adopted on January 1, 2001, the Company transferred substantially all held to maturity securities to either the available for sale or trading categories. See additional discussion in Note 7.

At December 31, 2002, all debt securities being held for investment and all marketable equity securities that are not being accounted for under the equity method of accounting are classified as available for sale and are reported at fair value, with unrealized gains and losses, after applicable taxes, reported as a component of other comprehensive income. Any declines in the value of debt securities and marketable equity securities that are considered other than temporary are recorded in noninterest income.

Securities acquired for short-term appreciation or other trading purposes are classified as trading securities and are recorded at fair value. Realized and unrealized gains and losses resulting from such fair value adjustments and from recording the results of sales are recorded in trading income.

The market values of available for sale and trading securities are generally based on quoted market prices or dealer quotes. If a quoted market price is not available, market value is estimated using quoted market prices for similar securities.

### LOANS

Loans are reported at the principal amount outstanding, net of unearned income. Unearned income, which includes deferred fees net of deferred direct incremental loan origination costs, is amortized to interest income generally over the life of the loan using the interest method.

Loans held for sale are carried at the lower of cost or market value. Gains and losses are recorded in noninterest income, based on the difference between sales proceeds and carrying value.

### NONACCRUAL LOANS

Loans are generally placed on a nonaccrual status when principal or interest is past due 90 days or more unless the loan is both well secured and in the process of collection or when, in the opinion of management, full collection of principal or interest is unlikely. Generally, consumer loans are not placed on nonaccrual status, inasmuch as they are normally charged off when they become 120 days past due. A loan may be returned to accrual status when all delinquent interest and principal become current in accordance with the terms of the loan agreement or when the loan is both well secured and in the process of collection.

### IMPAIRED LOANS

Loans, other than those included in large groups of smaller-balance homogeneous loans, are considered impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement, including scheduled interest payments. For a loan that has been restructured, the contractual terms of the loan agreement refer to the contractual terms specified by the original loan agreement, not the contractual terms specified by the restructuring agreement.

This assessment for impairment occurs when and while such loans are on nonaccrual. When a loan has been identified as being impaired, the amount of impairment will be measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or, when appropriate, the loan's observable market value or the fair value of the collateral (less any selling costs) if the loan is collateral-dependent.

If the measurement of the impaired loan is less than the recorded investment in the loan (including accrued interest, net of deferred loan fees or costs and unamortized premium or discount), an impairment is recognized by creating or adjusting an existing allocation of the allowance for loan losses.

### RESTRUCTURED LOANS

In cases where a borrower experiences financial difficulties and the Company makes certain concessionary modifications to contractual terms, the loan is classified as a restructured (accruing) loan. Loans restructured at a rate equal to or greater than that of a new loan with comparable risk at the time the contract is modified may be excluded from the impairment assessment and may cease to be considered impaired loans in the calendar years subsequent to the restructuring if they are not impaired based on the modified terms.

Generally, a nonaccrual loan that is restructured remains on nonaccrual for a period of six months to demonstrate that the borrower can meet the restructured terms. However, performance prior to the restructuring, or significant events that coincide with the restructuring, are included in assessing whether the borrower can meet the new terms and may result in the loan being returned to accrual at the time of restructuring or after a shorter performance period. If the borrower's ability to meet the revised payment schedule is uncertain, the loan remains classified as a nonaccrual loan.

### ALLOWANCE FOR LOAN LOSSES

In analyzing the adequacy of the allowance for loan and lease losses, management utilizes a comprehensive loan grading system to determine risk potential in the portfolio and considers the results of independent internal credit reviews. To determine the adequacy of the allowance, the Company's loan and lease portfolio is broken into segments based on loan type. Historical loss-experience factors by segment, adjusted for changes in trends and conditions, are used in determining the required allowance for each segment. Historical loss factors are evaluated and updated using migration analysis techniques and other considerations based on the makeup of the specific portfolio segment. Other considerations such as volumes and trends of delinquencies, nonaccruals, repossessions and bankruptcies, criticized and classified loan trends, current and anticipated foreclosure losses, new products and policies, economic conditions, and concentrations of credit risk are also considered in establishing the loan loss factors.

All loans graded substandard or doubtful in the amount of $500 thousand or more are individually evaluated based on facts and circumstances of the loan and a specific allowance amount may be designated. Specific allowances may also be established for loans in amounts below the specific thresholds when it is determined that the risk differs significantly from factor amounts established for the category.

Although management has allocated a portion of the allowance to specific loan categories using the methods described, the adequacy of the allowance must be considered in its entirety. To mitigate the imprecision in most estimates of expected credit losses, the allocated component of the allowance may be supplemented by an unallocated component. This is accomplished by assigning high and low loss ranges for each portfolio segment reflecting management's best estimates of exposure to risk of loss. The unallocated portion of the allowance incorporates management's judgmental determination of the amounts necessary for subjective factors such as economic uncertainties and concentration risks. Accordingly, the relationship of the unallocated component to the total allowance for loan losses may fluctuate from period to period.

### NONMARKETABLE SECURITIES

Nonmarketable securities are included in other noninterest bearing investments on the Company's balance sheet. Nonmarketable securities include certain venture capital securities and securities acquired for various debt and regulatory requirements. Nonmarketable venture capital securities are reported at estimated fair values, in the absence of readily ascertainable market values. Changes in fair value and gains and losses from sales are recognized in noninterest income. The values assigned to the securities where no market quotations exist are based upon available information and may not necessarily represent amounts that will ultimately be realized. Such estimated amounts depend on future circumstances and will not be realized until the individual securities are liquidated. The valuation procedures applied include consideration of economic and market conditions, current and projected financial performance of the investee company, and the investee company's management team. Management believes that the cost of an investment is initially considered the best indication of estimated fair value unless there have been significant subsequent positive or negative developments that justify an adjustment in the fair value estimate. Other nonmarketable securities acquired for various debt and regulatory requirements are accounted for at cost.

### ASSET SECURITIZATIONS

When the Company sells receivables in securitizations of home equity loans, small business loans, and nonconforming residential real estate loans, it may retain a cash reserve account, an interest-only strip, and in some cases a subordinated tranche, all of which are retained interests in the securitized receivables. Gain or loss on sale of the receivables depends in part on the previous carrying amount of the financial assets involved in the transfer, allocated between the assets sold and the retained interests based on their relative fair value at the date of transfer. Quoted market prices are generally not available for retained interests. To obtain fair values, the Company estimates the present value of future expected cash flows using management's best judgment of key assumptions, including credit losses, prepayment speeds, forward yield curves, and discount rates commensurate with the risks involved.

### PREMISES AND EQUIPMENT

Premises and equipment are stated at cost, net of accumulated depreciation and amortization. Depreciation, computed primarily on the straight-line method, is charged to operations over the estimated useful lives of the properties, generally from 25 to 40 years for buildings and 3 to 10 years for furniture and equipment. Leasehold improvements are amortized over the terms of respective leases or the estimated useful lives of the improvements, whichever are shorter.

### GOODWILL AND IDENTIFIABLE INTANGIBLE ASSETS

Goodwill results from acquisitions made by the Company and represents the excess of the purchase price over the fair value of net assets and other identifiable intangible assets acquired. Beginning in January 2002, the Company adopted SFAS 142, *Goodwill and Other Intangible Assets,* and no longer amortizes goodwill and intangible assets deemed to have indefinite lives. Such assets are now subject to annual specified impairment tests. Prior to the adoption of SFAS 142, substantially all of the Company's goodwill was amortized using the straight-line method over 25 years. Core deposit assets and other intangibles are generally amortized on an accelerated basis using an estimated useful life up to 10 years.

### DERIVATIVE INSTRUMENTS

The Company uses interest swaps as part of its overall asset and liability duration and interest rate risk management strategy. The objective of these instruments is to match estimated repricing periods of interest-sensitive assets and liabilities in order to reduce interest rate exposure and/or manage desired asset and liability duration. The Company also enters into foreign exchange derivative instruments primarily as an accommodation to customers. When SFAS 133 was adopted on January 1, 2001, the Company modified its accounting for derivative instruments and now records all derivatives at fair value as either other assets or accrued liabilities in the balance sheet. See further discussion in Note 7.

### COMMITMENTS AND LETTERS OF CREDIT

In the ordinary course of business, the Company enters into commitments to extend credit, commercial letters of credit, and standby letters of credit. Such financial instruments are only recorded in the consolidated financial statements when they become payable. See Note 2 for a discussion of FASB Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,* to be applied prospectively beginning in 2003. The credit risk associated with these commitments, when indistinguishable from the underlying funded loan, is considered in management's determination of the allowance for possible losses.

### STOCK-BASED COMPENSATION

In December 2002, the FASB issued SFAS 148, *Accounting for Stock-Based Compensation – Transition and Disclosure.* SFAS 148 provides guidance on how to transition from the intrinsic value method of accounting for stock-based employee compensation under Accounting Principles Board ("APB") 25, *Accounting for Stock Issued to Employees,* to the fair value method of accounting, if a company so elects, under SFAS 123, *Accounting for Stock-Based Compensation.* SFAS 148 also requires disclosure, in the Summary of Significant Accounting Policies, of the method used for accounting for stock-based compensation and the net income and earnings per share impact if the fair value method of SFAS 123 had been applied.

The Company's stock-based compensation plans are accounted for based on the intrinsic value method set forth under the recognition and measurement principles of APB 25 and related Interpretations. At December 31, 2002, the Company had two stock-based employee compensation plans and a nonemployee director stock-based compensation plan, which are described more fully in Note 18. No compensation expense has been recorded for these option plans, as the exercise price was equal to the quoted market price of the stock on the date of grant. The Company currently has no plans to adopt the fair value method of SFAS 123.

The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS 123 to stock-based employee compensation *(in thousands, except per share amounts):*

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| Net income, as reported | **$ 256,278** | 283,020 | 161,709 |
| Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects | **(19,091)** | (18,804) | (13,286) |
| Pro forma net income | **$ 237,187** | 264,216 | 148,423 |
| Earnings per share: | | | |
| Basic - as reported | **$ 2.80** | 3.10 | 1.87 |
| Basic - pro forma | **2.59** | 2.90 | 1.72 |
| Diluted - as reported | **2.78** | 3.07 | 1.86 |
| Diluted - pro forma | **2.58** | 2.87 | 1.70 |

The fair values of stock options granted were estimated at the date of grant using a Black-Scholes option-pricing model. Using the option-pricing model, the per-share weighted average fair value of stock options granted during 2002, 2001 and 2000 was $11.54, $14.89, and $13.09, respectively. The following table summarizes assumptions used in applying the Black-Scholes option-pricing model to compute the estimated impact of employee compensation costs on net income and earnings per share for options granted:

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| Weighted average of fair value for options granted | **$11.54** | $14.89 | $13.09 |
| Weighted average assumptions used: | | | |
| Expected dividend yield | **1.8%** | 1.5% | 1.5% |
| Expected volatility | **26.5%** | 32.6% | 32.5% |
| Risk-free interest rate | **3.77%** | 4.44% | 6.36% |
| Expected life (in years) | **3.8** | 3.9 | 3.8 |

### INCOME TAXES

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

### NET INCOME PER COMMON SHARE

Diluted net income per common share is based on the weighted average outstanding common shares during each year, including common stock equivalents. Basic net income per common share is based on the weighted average outstanding common shares during each year.

## 2. OTHER RECENT ACCOUNTING PRONOUNCEMENTS

In January 2003, the FASB issued Interpretation No. 46 ("FIN 46"), *Consolidation of Variable Interest Entities.* FIN 46 provides guidance on identifying a variable interest entity ("VIE") and determining when the assets, liabilities, noncontrolling interests, and results of operations of a VIE are to be included in a company's consolidated financial statements. FIN 46 also requires additional disclosures by primary beneficiaries and other significant variable interest holders. The disclosure provisions of FIN 46 became effective upon issuance. At December 31, 2002, Zions First National Bank ("ZFNB") held variable interests in securitization structures, as discussed in Note 6. All such structures are qualified special purpose entities that are exempt from the consolidation requirements of FIN 46. The Company is currently assessing the impact, if any, that FIN 46 will have on the results of operations and financial position as it applies to other areas within the Company.

In November 2002, the FASB issued Interpretation No. 45 ("FIN 45"), *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.* This Interpretation expands the disclosures by a guarantor about its obligations under certain guarantees and requires recognition of a liability for the fair value of an obligation assumed under a guarantee. In general, FIN 45 applies to contracts or indemnification agreements that contingently require the guarantor to make payments to the guaranteed party based on changes in an underlying that is related to an asset, liability, or equity security of the guaranteed party. Certain guarantee contracts are excluded from both the disclosure and recognition requirements of FIN 45, including, among others, guarantees relating to employee compensation, residual value guarantees under capital lease arrangements, commercial letters of credit, loan commitments, subordinated interests in a special purpose entity, and guarantees of a company's own future performance. Other guarantees are subject to the disclosure requirements of FIN 45, but not to the recognition provisions and include, among others, a guarantee accounted for as a derivative instrument under SFAS 133, a parent's guarantee of debt owed to a third party by its subsidiary or vice versa, and a guarantee which is based on performance and not price. The disclosure requirements of FIN 45 are effective for the Company as of December 31, 2002, and require disclosure of the nature of the guarantee, the maximum potential amount of future payments that the guarantor could be required to make under the guarantee, and the current amount of the liability, if any, for the guarantor's obligations under the guarantee. The recognition requirements of FIN 45 are to be applied prospectively to guarantees issued or modified after December 31, 2002. Significant guarantees entered into by the Company are disclosed in Note 19. The Company does not expect the requirements of FIN 45 to have a material impact on results of operations, financial position, or liquidity.

In October 2002, the FASB issued SFAS 147, *Acquisition of Certain Financial Institutions*. SFAS 147 amends previous accounting guidance which required certain acquisitions of financial institutions where the fair market value of liabilities assumed was greater than the fair value of the tangible assets and identifiable intangible assets acquired to recognize and account for the excess as an unidentifiable intangible asset. Under the former guidance, this unidentifiable intangible asset was to be amortized over a period not greater than the life of the long-term interest bearing assets acquired. Under SFAS 147, this excess, if acquired in a business combination, represents goodwill that should be accounted for in accordance with SFAS 142. In addition, SFAS 147 amends SFAS 144 to include in its scope long-term customer-relationship intangible assets of financial institutions such as depositor- and borrower-relationship intangible assets and credit cardholder intangible assets. Consequently, those intangible assets are subject to the same undiscounted cash flow recoverability test and impairment loss recognition and measurement provisions that SFAS 144 requires. The Company does not expect the adoption of SFAS 147 to have a material impact on its financial results.

In July 2002, the FASB issued SFAS 146, *Accounting for Costs Associated with Exit or Disposal Activities*. SFAS 146 requires companies to recognize costs associated with the exit or disposal of activities as they are incurred rather than at the date a plan of disposal or commitment to exit is initiated. Types of costs covered by SFAS 146 include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operation, facility closing, or other exit or disposal activity. SFAS 146 will apply to all exit or disposal activities initiated after December 31, 2002. At this time, the Company does not expect the adoption of the provisions of SFAS 146 to have a material impact on its financial results.

In April 2002, the FASB issued SFAS 145, *Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13 and Technical Corrections*. SFAS 145 clarifies certain existing accounting guidance on extinguishments of debt, certain sale-leaseback transactions, and other matters. The changes required by SFAS 145 are not expected to have a material impact on the Company's financial results.

## 3. MERGERS AND ACQUISITIONS ACTIVITY

The Company adopted SFAS 141, *Business Combinations*, for business combinations completed after June 30, 2001. SFAS 141 supersedes certain previous accounting guidance on business combinations, and eliminates the pooling of interests method of accounting. Although not significant to the Company's results of operations, financial position, or liquidity, either individually or in the aggregate, the Company made the following acquisitions in 2002 and in 2001 subsequent to June 30, 2001:

In November 2002, the Company acquired Frontier State Bank ("Frontier"), Show Low, Arizona, for 204 thousand shares of the Company's common stock, valued at approximately $10.9 million based on the terms of the acquisition. Frontier had assets of approximately $94.4 million, total deposits of approximately $88.0 million, and six banking offices. Frontier was merged with and into the Company's subsidiary, National Bank of Arizona. Goodwill amounted to approximately $3.9 million.

In November 2001, the Company acquired Minnequa Bancorp ("Minnequa"), Pueblo, Colorado, and its banking subsidiary, Minnequa Bank of Pueblo, for $43.6 million, consisting of $19.6 million cash and approximately 508 thousand shares of the Company's common stock. Minnequa had assets of approximately $336 million, total deposits of approximately $314 million, and five banking offices. Minnequa Bank of Pueblo was merged with and into the Company's subsidiary, Vectra Bank Colorado. Goodwill amounted to approximately $21.8 million.

In July 2001, the Company acquired Internet Commerce Express, Inc., Nashua, New Hampshire; ThinkXML, Inc., Rockville, Maryland; and Frontier Technologies Corporation (asset purchase only), Mequon, Wisconsin. Consideration of $55.0 million consisted of $48.5 million cash and approximately 100 thousand shares of the Company's common stock. Goodwill amounted to approximately $35.8 million. These companies provide e-commerce solutions. They were subsequently merged into Internet Commerce Express, Inc., and in October 2001 the name was changed to Lexign, Inc.

Prior to July 1, 2001, the Company made the following acquisitions:

In April 2001, the Company acquired, in a purchase transaction, the Arizona operations of Pacific Century Bank, a subsidiary of Pacific Century Financial Corporation. The Company purchased approximately $231 million in loans, assumed approximately $447 million in deposits, acquired branch facilities with accompanying personnel, and received cash to satisfy assumed deposits. Goodwill and core deposit intangibles amounted to approximately $48.3 million.

On March 30, 2001, the Company acquired Eldorado Bancshares, Inc. ("Eldorado"), based in Laguna Hills, California, and its banking subsidiaries, Eldorado Bank and Antelope Valley Bank. Consideration consisted of 3.3 million shares of the Company's common stock. Eldorado had assets of approximately $1.3 billion and shareholders' equity of approximately $128 million. The acquisition was accounted for as a purchase, and accordingly, the Company's financial statements reflect combined operations from the date of acquisition. Goodwill amounted to approximately $105.7 million. The pro forma effect on prior period results of operations was not significant.

In January 2001, the Company acquired Draper Bancorp, based in Draper, Utah, and its banking subsidiary, Draper Bank, in exchange for approximately 1.4 million shares of the Company's common stock. Draper Bancorp had assets of approximately $242 million and shareholders' equity of approximately $26 million. The acquisition was accounted for as a pooling of interests and was not considered material to the historical results of the Company and, accordingly, the Company's financial statements were not restated.

On July 28, 2000, the Company completed the acquisition of County Bank, headquartered in Prescott, Arizona, in exchange for approximately 1.1 million shares of the Company's common stock. County Bank had assets of approximately $247 million and total shareholders' equity of $23 million. The acquisition was accounted for as a pooling of interests and was not considered material to the historical results of the Company and, accordingly, the Company's financial statements were not restated.

Merger related expenses of $45.5 million in 2000 include $6.2 million of severance and other employee benefits, $5.1 million of equipment and occupancy expense, $9.7 million of integration of business operations, $6.2 million of integration of information systems, $12.8 million of legal and other professional fees, and $5.5 million of other integration costs. Of these expenses, approximately $40.5 million relate to the termination of a merger with First Security Corporation. Also included in operations for 2000 are a pretax impairment loss on First Security Corporation common stock of $96.9 million recognized during the first quarter of the year and gains of $23.6 million from the subsequent sale of the common stock.

## 4. INVESTMENT SECURITIES

Investment securities as of December 31, 2002 are summarized as follows *(in thousands)*:

| | Available for sale | | | |
|---|---|---|---|---|
| | Amortized cost | Gross unrealized gains | Gross unrealized losses | Estimated market value |
| U.S. Treasury securities | $ 44,388 | 2,532 | 5 | 46,915 |
| U.S. government agencies and corporations: | | | | |
| Small Business Administration loan-backed securities | 752,139 | 4,877 | 1,245 | 755,771 |
| Other agency securities | 299,445 | 3,391 | 970 | 301,866 |
| States and political subdivisions | 639,607 | 8,642 | 2,580 | 645,669 |
| Mortgage/asset-backed and other debt securities | 1,186,623 | 25,031 | 3,523 | 1,208,131 |
| | 2,922,202 | 44,473 | 8,323 | 2,958,352 |
| Equity securities: | | | | |
| Mutual funds | 317,309 | 3,351 | 94 | 320,566 |
| Stock | 14,651 | 12,255 | 1,483 | 25,423 |
| | $ 3,254,162 | 60,079 | 9,900 | 3,304,341 |

Investment securities as of December 31, 2001 are summarized as follows *(in thousands):*

| | Held to maturity | | | |
|---|---|---|---|---|
| | Amortized cost | Gross unrealized gains | Gross unrealized losses | Estimated market value |
| Mortgage-backed securities | $ 79,546 | 1,030 | 824 | 79,752 |

| | Available for sale | | | |
|---|---|---|---|---|
| | Amortized cost | Gross unrealized gains | Gross unrealized losses | Estimated market value |
| U.S. Treasury securities | $ 61,212 | 2,225 | 1 | 63,436 |
| U.S. government agencies and corporations: | | | | |
| Small Business Administration loan-backed securities | 673,500 | 3,223 | 2,658 | 674,065 |
| Other agency securities | 768,947 | 12,848 | 797 | 780,998 |
| States and political subdivisions | 505,188 | 10,521 | 2,161 | 513,548 |
| Mortgage/asset-backed and other debt securities | 960,090 | 12,385 | 3,973 | 968,502 |
| | 2,968,937 | 41,202 | 9,590 | 3,000,549 |
| Equity securities: | | | | |
| Mutual funds | 265,684 | 1,462 | 36 | 267,110 |
| Stock | 10,100 | 7,411 | 1,255 | 16,256 |
| | $ 3,244,721 | 50,075 | 10,881 | 3,283,915 |

The amortized cost and estimated market value of investment securities as of December 31, 2002 by contractual maturity, excluding equity securities, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties *(in thousands):*

| | Available for sale | |
|---|---|---|
| | Amortized cost | Estimated market value |
| Due in one year or less | $ 650,554 | 655,282 |
| Due after one year through five years | 1,169,440 | 1,183,682 |
| Due after five years through ten years | 624,559 | 639,956 |
| Due after ten years | 477,649 | 479,432 |
| | $ 2,922,202 | 2,958,352 |

Gross gains and losses from investment securities of $4.6 million and $0.9 million in 2002, $11.1 million and $8.8 million in 2001, and $27.5 million and $1.9 million in 2000, respectively, were recognized in equity and fixed income securities gains (losses). The Company also recognized a pretax impairment loss of $96.9 million in 2000 on a write-down of First Security Corporation common stock.

Net gains (losses) from securities held by the Company's venture capital subsidiaries, and included in equity securities gains (losses) were $(18.4) million in 2002, $(39.6) million in 2001 and $(3.0) million in 2000. Consolidated net income includes losses, net of income taxes and minority interest, of approximately $11.4 million in 2002, $20.3 million in 2001, and $1.5 million in 2000 from the Company's venture capital subsidiaries. Nonmarketable securities held by the venture capital subsidiaries are included in other noninterest bearing investments in the consolidated balance sheets. The carrying value of these securities at December 31, 2002 and 2001 was $70.9 million and $72.9 million, respectively. During 2002, the Company also recognized a loss of $10.3 million from a write-down of a minority interest in an investment banking firm that is included in equity securities gains (losses). During 2001, the Company recognized gains of $70.8 million from Concord EFS, Inc. transactions which are included in equity securities gains (losses).

As of December 31, 2002 and 2001, securities with an amortized cost of $1,587 million and $1,721 million, respectively, were pledged to secure public and trust deposits, advances, and for other purposes as required by law. As described in Note 11, securities are also pledged as collateral for security repurchase agreements.

## 5. LOANS AND ALLOWANCE FOR LOAN LOSSES

Loans are summarized as follows at December 31 *(in thousands)*:

| | 2002 | 2001 |
|---|---|---|
| Loans held for sale | $ **289,499** | 297,959 |
| Commercial lending: | | |
| Commercial and industrial | **4,123,558** | 3,921,203 |
| Leasing | **384,271** | 421,519 |
| Owner occupied | **3,017,475** | 2,344,346 |
| Total commercial lending | **7,525,304** | 6,687,068 |
| Commercial real estate: | | |
| Construction | **2,946,887** | 2,874,491 |
| Term | **3,175,366** | 3,026,694 |
| Total commercial real estate | **6,122,253** | 5,901,185 |
| Consumer: | | |
| Home equity credit line | **650,770** | 400,781 |
| 1-4 family residential | **3,208,953** | 3,172,873 |
| Bankcard and other revolving plans | **204,714** | 125,577 |
| Other | **999,906** | 707,293 |
| Total consumer | **5,064,343** | 4,406,524 |
| Foreign loans | **5,241** | 13,770 |
| Other receivables | **125,865** | 106,938 |
| Total loans | $ **19,132,505** | 17,413,444 |

As of December 31, 2002 and 2001, loans with a carrying value of $1,679 million and $1,732 million, respectively, were included as blanket pledges of security for Federal Home Loan Bank advances. As of December 31, 2002 and 2001, amounts borrowed from Federal Home Loan Banks were $225 million and $228 million, respectively.

The Company sold loans during 2002, 2001 and 2000 totaling $567 million, $610 million and $533 million, respectively, that were classified as held for sale. Income from loans sold, excluding servicing, of both loans held for sale and loan securitizations was $48.2 million in 2002, $80.3 million in 2001, and $40.5 million in 2000.

Changes in the allowance for loan losses are summarized as follows *(in thousands)*:

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| Balance at beginning of year | $ **260,483** | 195,535 | 204,114 |
| Allowance for loan losses of companies acquired | **1,010** | 30,178 | 1,961 |
| Additions: | | | |
| Provision for loan losses | **71,879** | 73,191 | 31,811 |
| Allowance associated with repurchased revolving securitized loans | **9,874** | - | - |
| Recoveries | **20,679** | 16,139 | 10,290 |
| Deductions: | | | |
| Loan charge-offs | **(84,332)** | (54,560) | (52,641) |
| Balance at end of year | $ **279,593** | 260,483 | 195,535 |

The Company's total recorded investment in impaired loans was $44 million and $80 million at December 31, 2002 and 2001, respectively. Impaired loans of $20 million at both December 31, 2002 and 2001 required an allowance of $7 million and $18 million, respectively, which is included in the allowance for loan losses. Contractual interest due and interest foregone on impaired loans were $7.3 million and $5.8 million, respectively, for 2002, $12.0 million and $5.9 million, respectively, for 2001, and $9.1 million and $6.7 million, respectively, for 2000. The average recorded investment in impaired loans was $69 million in 2002, $61 million in 2001, and $57 million in 2000.

At December 31, 2002 and 2001, the allowance for loan losses includes an allocation of $10 million and $8 million, respectively, related to commitments to extend credit for which the Company could separate the credit risk from that of any related loans on the balance sheet and for standby letters of credit.

Credit risk includes the loss that would be recognized subsequent to the reporting date if counterparties failed to perform as contracted. Concentrations of credit risk from financial instruments (whether on- or off-balance sheet) occur when groups of customers or counterparties having similar economic characteristics are unable to meet contractual obligations when similarly affected by changes in economic or other conditions. The Company limits its exposure to any individual customer or counterparty.

Most of the Company's business activity is with customers located in the states of Utah, Idaho, California, Nevada, Arizona, Colorado, and Washington. The commercial loan portfolio is well diversified, consisting of 11 major industry classification groupings. As of December 31, 2002, the larger concentrations of risk in the commercial loan and leasing portfolio are represented by the real estate, construction, business services and transportation industry groupings. The Company has minimal credit exposure from lending transactions with highly leveraged entities. See discussion in Note 19 regarding commitments to extend additional credit.

## 6. ASSET SECURITIZATIONS

The Company adopted SFAS 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities*, effective December 31, 2000. This Statement relates to the transfer and servicing of financial assets and extinguishments of liabilities, as well as the recognition and reclassification of collateral, including disclosures relating to collateral and securitization transactions.

During 2002, 2001 and 2000, the Company sold for cash to revolving securitization structures automobile loans, credit card receivables, and home equity loans. The Company retains servicing responsibilities and receives servicing fees, which on an annualized basis approximate 1% of the outstanding loan balances for the automobile loans, 2% for the credit card receivables, and 0.5% for the home equity loans. The Company recognized pretax gains in 2002, 2001 and 2000 from these securitizations of $5.8 million, $8.7 million and $3.1 million for the automobile loans, $6.2 million, $6.6 million and $5.6 million for the credit card receivables, and $6.3 million, $5.6 million and $5.0 million for the home equity loans.

The Company retains subordinated tranche interests or cash reserve accounts that serve as credit enhancements on the securitizations. These retained interests provide the Company with rights to the future cash flows arising after the investors in the securitizations have received the return for which they contracted, and after administrative and other expenses have been paid. The investors and the securitization vehicles have no recourse to the Company's other assets for failure of debtors to pay when due. The Company's retained interests are subject to credit, prepayment, and interest rate risks on the transferred loans and receivables.

The gain or loss on the sale of receivables is determined as the difference between the proceeds from the sale and the basis of the assets sold. The basis is determined by allocating the previous carrying amount between the assets sold and the retained interests, based on their relative fair value at the date of transfer. Fair values are based upon market prices at time of sale for the assets and the estimated present value of future cash flows for the retained interests.

On December 16, 2002, under the terms of a Termination and Release Agreement ("Agreement"), the Amended and Restated Credit Card Transfer and Administration Agreement dated February 8, 2002 and a Receivables Purchase Agreement dated as of February 8, 2002 were terminated with the consent of the parties to the Agreement and a majority of the beneficial interest holders. Credit card receivables in the amount of $68.5 million were repurchased by ZFNB at fair value under the terms of the Agreement. No gain or loss was recognized as a result of this transaction.

On December 20, 2002, under the terms of a Transfer Agreement ("Agreement"), the Second Amended and Restated Auto Loan and Lease Purchase Agreement dated as of February 11, 2002 was terminated with the consent of the parties to the Agreement and with the consent of a majority of the beneficial interest holders. Automobile loans in the amount of $361.7 million were repurchased by ZFNB at fair value under the terms of the Agreement. No gain or loss was recognized as a result of this transaction.

Also during 2002, 2001 and 2000, the Company sold small business loans to securitization structures. In 2001, the Company also sold nonconforming residential real estate loans (jumbo mortgage loans) to securitization structures. Except for the revolving features, the general characteristics of the securitizations and rights of the Company described above also pertain to these transactions. Annualized servicing fees approximate 1% of the outstanding loan balance for the small business loans and 0.25% for the jumbo mortgage loans. The Company recognized pretax gains of $6.7 million in 2002, $12.1 million in 2001 and $2.8 million in 2000 for the small business loans, and $1.7 million in 2001 for the jumbo mortgage loans.

Key economic assumptions used for measuring the retained interests at the date of securitization for sales during 2002, 2001 and 2000 are as follows:

| | Automobile loans | Credit card receivables | Home equity loans | Small business loans | Jumbo mortgage loans |
|---|---|---|---|---|---|
| 2002: | | | | | |
| Prepayment method | **ABS** | **ABS** | **CPR** | **CPR** | |
| Annualized prepayment speed | **16.2%** | **5.0%** | **54.2%** | **15.0%** | |
| Weighted average life (in months) | **18** | **3** | **14** | **59** | |
| Expected annual net loss rate | **1.25%** | **4.50%** | **0.25%** | **0.50%** | |
| Residual cash flows discounted at | **15.0%** | **15.0%** | **15.0%** | **15.0%** | |
| 2001: | | | | | |
| Prepayment method | ABS | ABS | ABS | CPR | CPR |
| Annualized prepayment speed | 16.2% | 5.0% | 7.0% | 5, 10, 15 Ramp up | 50.0% |
| Weighted average life (in months) | 18 | 3 | 25 | 68 | 17 |
| Expected annual net loss rate | 1.25% | 4.50% | 0.25% | 0.50% | 0.25% |
| Residual cash flows discounted at | 15.0% | 15.0% | 15.0% | 15.0% | 15.0% |
| 2000: | | | | | |
| Prepayment method | ABS | ABS | ABS | CPR | |
| Annualized prepayment speed | 16.2% | 5.0% | 4.0% | 4, 8, 12 Ramp up | |
| Weighted average life (in months) | 18 | 3 | 33 | 67 | |
| Expected annual net loss rate | 1.00% | 4.50% | 0.25% | 0.50% | |
| Residual cash flows discounted at | 12.0% | 12.0% | 12.0% | 12.0% | |

Certain cash flows between the Company and the securitization trusts are summarized as follows *(in millions):*

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| Proceeds from new securitizations | **$ 442** | 728 | 494 |
| Proceeds from loans sold into revolving securitizations | **616** | 539 | 413 |
| Proceeds from collections reinvested in previous credit card securitizations | **218** | 227 | 170 |
| Servicing fees received | **16** | 12 | 8 |
| Other cash flows received on retained interests[1] | **104** | 73 | 30 |
| Repurchase of securitizations | **(430)** | - | - |
| | **$ 966** | 1,579 | 1,115 |

[1] *Represents total cash flows received from retained interests other than servicing fees. Other cash flows include cash from interest-only strips and cash above the minimum required level in cash collateral accounts.*

Beginning in 2001, the Company began recognizing interest income on retained interests in securitizations in accordance with the provisions of Emerging Issues Task Force Issue No. 99-20, *Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets.* Interest income thus recognized on retained interests in securitizations, excluding revolving securitizations, was $21.0 million in 2002 and $9.2 million in 2001.

Servicing fee income on all securitizations was $16.1 million in 2002, $12.0 million in 2001, and $7.8 million in 2000. All amounts of pretax gains, interest income, and servicing fee income are included in loan sales and servicing income in the statements of income.

Key economic assumptions and the sensitivity of the current fair value of capitalized residual cash flows to immediate 10% and 20% adverse changes in those assumptions are as follows at December 31, 2002 *(in millions of dollars and annualized percentage rates):*

| | | | Home equity loans | Small business loans | Jumbo mortgage loans |
|---|---|---|---|---|---|
| Carrying amount/fair value of capitalized residual cash flows | | $ | 9.3 | 93.2 | 2.0 |
| Weighted average life (in months) | | | 14 | 40 - 58 | 13 |
| **Prepayment speed assumption** | | | 54.2% | 15.0% - 18.5% | 60.0% |
| Decrease in fair value due to adverse change | | | | | |
| | -10% | $ | 0.4 | 1.8 | 0.2 |
| | -20% | $ | 0.7 | 3.8 | 0.5 |
| **Expected credit losses** | | | 0.25% | 0.50% - 0.75% | 0.35% |
| Decrease in fair value due to adverse change | | | | | |
| | -10% | $ | 0.1 | 1.7 | < 0.1 |
| | -20% | $ | 0.2 | 3.8 | 0.1 |
| **Residual cash flows discount rate** | | | 15.0% | 15.0% | 15.0% |
| Decrease in fair value due to adverse change | | | | | |
| | -10% | $ | 0.1 | 1.9 | < 0.1 |
| | -20% | $ | 0.2 | 4.0 | < 0.1 |

These sensitivities are hypothetical and should be used with caution. As the figures indicate, changes in fair value based on variations in assumptions cannot be extrapolated, as the relationship of the change in assumption to the change of fair value may not be linear. Also, the effect of a variation in one assumption is in reality, likely to further cause changes in other assumptions, which might magnify or counteract the sensitivities.

At December 31, 2002 and 2001, the weighted average expected static pool credit losses for small business and jumbo mortgage loans was 2.19% and 1.87%. Static pool losses are calculated by summing the actual and projected future credit losses and dividing them by the original balance of each pool of assets.

The following table presents quantitative information about delinquencies and net credit losses for those categories of loans for which securitizations existed at December 31. The Company only securitizes loans originated or purchased by ZFNB. Therefore, only loans and related delinquencies and net credit losses of commonly managed ZFNB loans are included *(in millions):*

| | Principal balance December 31, | | Principal balance of loans past due 30+ days[1] December 31, | | Net credit losses[2] | | |
|---|---|---|---|---|---|---|---|
| | 2002 | 2001 | 2002 | 2001 | 2002 | 2001 | 2000 |
| Automobile loans | $ **NA** | 558.4 | **NA** | 13.2 | **NA** | 6.4 | 4.1 |
| Credit card receivables | **NA** | 104.7 | **NA** | 4.8 | **NA** | 4.4 | 3.1 |
| Home equity loans | **562.9** | 443.4 | **1.3** | 1.3 | **0.2** | 0.7 | 0.1 |
| Small business loans | **1,843.0** | 1,513.3 | **34.8** | 64.5 | **4.0** | 1.5 | 0.5 |
| Jumbo mortgage loans | **109.8** | 261.3 | **4.0** | 3.0 | **0.4** | - | NA |
| Total loans managed or securitized | **2,515.7** | 2,881.1 | **40.1** | 86.8 | **4.6** | 13.0 | 7.8 |
| Less loans securitized[3] | **1,878.3** | 2,040.9 | | | | | |
| Loans held in portfolio | $ **637.4** | 840.2 | | | | | |

[1] *Loans greater than 30 days past due based on end of period total loans.*

[2] *Net credit losses are charge-offs net of recoveries and are based on total loans outstanding.*

[3] *Represents the principal amount of the loans. Interest-only strips and other retained interests held for securitized assets are excluded because they are recognized separately.*

ZFNB also sponsors an asset-backed commercial paper program through a qualified special purpose entity securities conduit ("conduit"). The conduit issues commercial paper to fund the acquisition of U.S. Government and AAA rated securities purchased from ZFNB. In addition to providing administrative and investment advisory services, ZFNB also provides hedge and liquidity support under contracts between ZFNB and the conduit. Pursuant to the liquidity contract, ZFNB is required to purchase securities from the conduit to provide funds for the conduit to repay maturing commercial paper upon the conduit's inability to access the commercial paper market or upon commercial paper market disruptions, as specified in governing documents to the conduit. No amounts were outstanding under this liquidity facility during 2002, or at December 31, 2002 and 2001. At December 31, 2002 and 2001, the size of this liquidity facility is approximately $5.1 billion. Income recognized by ZFNB under this arrangement is separately reflected as income from securities conduit. At December 31, 2002 and 2001, the market value of the conduit's securities portfolio is approximately $3.8 billion and $2.4 billion, respectively.

## 7. DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

The Company adopted SFAS 133, *Accounting for Derivative Instruments and Hedging Activities,* effective January 1, 2001. This Statement, as amended, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities.

As required by SFAS 133, the Company records all derivatives on the balance sheet at fair value. The accounting for changes in the fair value of derivatives depends on the intended use of the derivative and the resulting designation. Derivatives used to hedge the exposure to changes in the fair value of an asset, liability, or firm commitment attributable to a particular risk, such as interest rate risk, are considered fair value hedges under SFAS 133. Derivatives used to hedge the exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges.

For derivatives designated as fair value hedges, changes in the fair value of the derivative and the hedged item related to the hedged risk are recognized in earnings. For derivatives designated as cash flow hedges, the effective portion of changes in the fair value of the derivative are recorded in other comprehensive income and recognized in earnings when the hedged transaction affects earnings. The ineffective portion of changes in the fair value of cash flow hedges is recognized directly in earnings. The Company assesses the effectiveness of each hedging relationship by comparing the changes in fair value or cash flows on the derivative hedging instrument with the changes in fair value or cash flows on the designated hedged item or transaction. For derivatives not designated as hedges, changes in fair value are recognized in earnings. On January 1, 2001, all hedging relationships were designated anew by the Company in accordance with the provisions of the Statement.

The Company's objective in using derivatives is to add stability to interest income or expense, to modify the duration of specific assets or liabilities as considered necessary by the Company, and to manage exposure to interest rate movements or other identified risks. To accomplish this objective, the Company uses interest rate swaps as part of its cash flow hedging strategy. For 2002 and 2001, such derivatives were used to hedge the variable cash flows associated with designated commercial loans.

In 2002, the Company used fair value hedges to manage interest rate exposure to certain long-term debt. In 2001, fair value hedge ineffectiveness of $4.3 million (a net gain) was recognized in other noninterest income from a qualifying fair value hedge of an investment. No other hedge ineffectiveness occurred for fair value hedges in 2002 or 2001. As of December 31, 2002, no derivatives were designated for hedges of investments in foreign operations.

Interest rate swap agreements designated as cash flow hedges involve the receipt of fixed-rate amounts in exchange for variable-rate payments over the life of the agreements without exchange of the underlying principal amount. Basis swap agreements designated as cash flow hedges are used in conjunction with certain interest rate swaps and are used to convert the variable rate paid on an interest rate swap to match the variable rate received from a loan. Derivatives not designated as hedges are not speculative and are used to manage the Company's exposure to interest rate movements and other identified risks, but do not meet the strict hedge accounting requirements of SFAS 133.

The adoption of SFAS 133 on January 1, 2001 resulted in transition adjustments presented as a cumulative effect adjustment in the statement of income and in the statement of changes in shareholders' equity and comprehensive income. The transition adjustments relate to the recording of the fair value of derivatives on the balance sheet, and the effect of transferring certain held to maturity investments to either the trading or available for sale categories, as allowed by the transition provisions of SFAS 133. The total amount of held to maturity securities transferred was approximately $3,074 million.

In the 2001 statement of income, the transition adjustments resulted in a reduction to net income of $7.2 million, net of income tax benefit of $4.5 million. This consisted of $.3 million, net of income tax benefit of $.2 million, to record the fair value of derivatives on the balance sheet, and $6.9 million, net of income tax benefit of $4.3 million, to reclassify certain investment securities. In the statement of changes in shareholders' equity and comprehensive income, the transition adjustments resulted in an increase to accumulated other comprehensive income of $34.5 million, net of income tax expense of $21.2 million. This consisted of $21.3 million, net of income tax expense of $13.2 million, to record the fair value of derivatives on the balance sheet, and $13.2 million, net of income tax expense of $8.0 million, to reclassify certain investment securities.

At December 31, 2002 and 2001, derivatives with a fair value of $109.4 million and $67.1 million were included in other assets and derivatives with a fair value of $33.8 million and $22.1 million were included in accrued liabilities, respectively. The change in fair value of derivatives not designated as hedges of $14.4 million in 2002 and $11.4 million in 2001 is included in market making, trading and nonhedge derivative income. The change in net unrealized gains for derivatives designated as cash flow hedges is separately disclosed in the statement of changes in shareholders' equity and comprehensive income. No hedge ineffectiveness on cash flow hedges was recognized during 2002 or 2001.

Amounts reported in accumulated other comprehensive income related to derivatives will be reclassified to interest income as interest payments are received on the Company's variable rate loans. The change in net unrealized gains on cash flow hedges discussed above reflects a reclassification of net unrealized gains from accumulated other comprehensive income to interest income, as disclosed in the statement of changes in shareholders' equity and comprehensive income. For 2003, the Company estimates that an additional $32 million will be reclassified.

## 8. PREMISES AND EQUIPMENT

Premises and equipment are summarized as follows at December 31 *(in thousands):*

| | 2002 | 2001 |
|---|---|---|
| Land | **$ 70,269** | 61,976 |
| Buildings | **234,042** | 205,334 |
| Furniture and equipment | **334,816** | 330,032 |
| Leasehold improvements | **90,569** | 75,506 |
| Total | **729,696** | 672,848 |
| Less accumulated depreciation and amortization | **336,066** | 304,772 |
| Net book value | **$ 393,630** | 368,076 |

## 9. GOODWILL AND OTHER INTANGIBLE ASSETS

The Company adopted SFAS 142 effective January 1, 2002. Under this Statement, goodwill and intangible assets deemed to have indefinite lives are no longer amortized, but are subject to specified annual impairment tests. Other intangible assets are amortized over their useful lives.

Transitional disclosures under SFAS 142 to reconcile prior years net income to adjusted amounts for the add back of goodwill amortization are as follows *(in thousands, except per share amounts):*

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| Net income: | | | |
| As reported | **$ 256,278** | 283,020 | 161,709 |
| Add back of goodwill amortization, net of income tax benefit | **-** | 33,056 | 25,946 |
| As adjusted | **$ 256,278** | 316,076 | 187,655 |
| Net income per common share: | | | |
| Basic: | | | |
| As reported | **$ 2.80** | 3.10 | 1.87 |
| Add back of goodwill amortization, net of income tax benefit | **-** | 0.36 | 0.30 |
| As adjusted | **$ 2.80** | 3.46 | 2.17 |
| Diluted: | | | |
| As reported | **$ 2.78** | 3.07 | 1.86 |
| Add back of goodwill amortization, net of income tax benefit | **-** | 0.36 | 0.30 |
| As adjusted | **$ 2.78** | 3.43 | 2.16 |

Of the amount of goodwill amortization added back, $2.4 million in 2001 was subsequently included with discontinued operations. See related discussion in Note 15.

Core deposit and other intangible assets and related amortization for continuing operations are as follows at December 31 *(in thousands):*

| | | Gross carrying amount | | Accumulated amortization | | Total | |
|---|---|---|---|---|---|---|---|
| | | 2002 | 2001 | 2002 | 2001 | 2002 | 2001 |
| Core deposit intangibles | **$** | **143,620** | 141,475 | **(62,650)** | (49,321) | **80,970** | 92,154 |
| Other intangibles | | **2,000** | 19,816 | **(50)** | (2,822) | **1,950** | 16,994 |
| | **$** | **145,620** | 161,291 | **(62,700)** | (52,143) | **82,920** | 109,148 |

The amount of amortization expense of core deposit and other intangible assets is separately reflected in the statement of income. The Company has no intangible assets with indefinite lives.

Estimated amortization expense of core deposit and other intangible assets is as follows for the years succeeding December 31, 2002 *(in thousands):*

| | |
|---|---|
| 2003 | $ 14,331 |
| 2004 | 13,788 |
| 2005 | 13,662 |
| 2006 | 13,537 |
| 2007 | 12,401 |

Changes in the carrying amount of goodwill for 2002 by operating segment are as follows *(in thousands):*

| | | Zions First National Bank and Subsidiaries | California Bank & Trust | Nevada State Bank | National Bank of Arizona | Vectra Bank Colorado | The Commerce Bank of Washington | Other | Consolidated Company |
|---|---|---|---|---|---|---|---|---|---|
| Balance as of January 1, 2002 | $ | 11,533 | 387,387 | 21,051 | 57,168 | 239,232 | - | 54,392 | 770,763 |
| Goodwill acquired during the year | | 1,782 | | | 3,896 | | | | 5,678 |
| Impairment losses | | | | | | | | (46,682) | (46,682) |
| Goodwill reclassified to discontinued operations | | | | | | | | (546) | (546) |
| Goodwill written off from sale of branches | | | (1,082) | | | | | | (1,082) |
| Goodwill pushdown from parent | | 7,989 | | | 1,142 | 16 | | (9,147) | - |
| Other adjustments, including contingent consideration paid | | (8) | (474) | | 445 | (46) | | 1,983 | 1,900 |
| Balance as of December 31, 2002 | $ | 21,296 | 385,831 | 21,051 | 62,651 | 239,202 | - | - | 730,031 |

In June 2002, the Company completed all goodwill impairment testing required under the transitional provisions of SFAS 142. Impairment losses of $32.4 million (net of income tax benefit of $2.7 million) were recognized as of January 1, 2002 as a cumulative effect adjustment in accordance with SFAS 142. This adjustment relates to the impairment in carrying value of the Company's investments in certain e-commerce subsidiaries included in the "Other" operating segment. The impairment amount was determined by comparing the carrying value of these subsidiaries to their fair value at January 1, 2002, which was estimated from comparable market values including price-to-revenue multiples. In September 2002, additional impairment losses were recognized, as discussed in Note 15. In October 2002, the Company completed its annual review of impairment required by SFAS 142 and did not recognize any additional impairment losses.

## 10. DEPOSITS

At December 31, 2002, the scheduled maturities of all time deposits are as follows *(in thousands):*

| | |
|---|---|
| 2003 | $ 2,488,798 |
| 2004 | 346,561 |
| 2005 | 157,345 |
| 2006 | 57,735 |
| 2007 and thereafter | 118,594 |
| | $ 3,169,033 |

At December 31, 2002, the contractual maturities of time deposits with a denomination of $100,000 and over were as follows: $467 million in 3 months or less, $264 million over 3 months through 6 months, $409 million over 6 months through 12 months and $262 million over 12 months.

Deposit overdrafts that have been reclassified as loan balances were $77 million and $58 million at December 31, 2002 and 2001, respectively.

## 11. SHORT-TERM BORROWINGS

Short-term borrowings generally mature in less than 30 days. The following table shows selected information for these borrowings *(in thousands):*

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| Federal funds purchased: | | | |
| Average amount outstanding | **$ 1,167,762** | 1,046,859 | 851,465 |
| Weighted average rate | **1.67%** | 3.74% | 6.12% |
| Highest month-end balance | **$ 1,991,882** | 1,492,262 | 1,069,124 |
| Year-end balance | **$ 819,807** | 1,203,764 | 1,069,124 |
| Weighted average rate on outstandings at year-end | **1.03%** | 1.68% | 6.28% |
| Security repurchase agreements: | | | |
| Average amount outstanding | **$ 1,360,395** | 1,621,539 | 1,895,421 |
| Weighted average rate | **1.44%** | 3.50% | 5.68% |
| Highest month-end balance | **$ 1,871,728** | 2,021,895 | 2,664,768 |
| Year-end balance | **$ 861,177** | 933,973 | 1,327,721 |
| Weighted average rate on outstandings at your end | **0.83%** | 1.27% | 5.56% |

The Company participates in overnight and term security repurchase agreements. Certain overnight agreements are performed with sweep accounts in conjunction with a master repurchase agreement. In this case, securities under the Company's control are pledged for and interest is paid on the collected balance of the customers' accounts. For term repurchase agreements, securities are transferred to the applicable counterparty. The counterparty, in certain instances, is contractually entitled to sell or repledge securities accepted as collateral. As of December 31, 2002, overnight security repurchase agreements were $716.7 million and term security repurchase agreements were $144.5 million.

## 12. FEDERAL HOME LOAN BANK ADVANCES AND OTHER BORROWINGS

Federal Home Loan Bank ("FHLB") advances and other borrowings over one year are summarized as follows at December 31 *(in thousands):*

| | 2002 | 2001 |
|---|---|---|
| FHLB advances, 3.90% - 8.32% | **$ 225,198** | 227,958 |
| SBA notes payable, 2.25% - 8.08% | **15,500** | 12,500 |
| | **$ 240,698** | 240,458 |

The weighted average interest rate on FHLB advances outstanding at December 31, 2002 and 2001 was 5.0%.

The FHLB advances are borrowed by ZFNB and Vectra Bank Colorado ("Vectra"), wholly-owned subsidiaries, under their lines of credit with the Federal Home Loan Banks of Seattle and Topeka, respectively. The lines of credit are secured under a blanket pledge whereby ZFNB and Vectra maintain unencumbered collateral with a carrying amount, which has been adjusted using a pledge requirement percentage based upon the types of collateral pledged, equal to at least 100% of outstanding advances.

Interest expense on FHLB advances and other borrowings over one year was $12.4 million in 2002, $10.1 million in 2001, and $8.5 million in 2000.

Maturities of FHLB advances and other borrowings with original maturities over one year are as follows at December 31, 2002 *(in thousands):*

| | |
|---|---|
| 2003 | $ 3,758 |
| 2004 | 2,580 |
| 2005 | 5,842 |
| 2006 | 5,842 |
| 2007 | 2,334 |
| Thereafter | 220,342 |
| | $ 240,698 |

## 13. LONG-TERM DEBT

Long-term debt at December 31 is summarized as follows *(in thousands)*:

| | 2002 | 2001 |
|---|---|---|
| Guaranteed preferred beneficial interests in junior subordinated deferrable interest debentures | $ 511,172 | 218,845 |
| Subordinated notes: | | |
| Floating rate | 510,000 | 510,000 |
| Fixed rate | - | 49,900 |
| Senior medium-term notes | 46,138 | |
| Capital leases and other | 2,195 | 2,597 |
| | $ 1,069,505 | 781,342 |

The guaranteed preferred beneficial interests in junior subordinated deferrable interest debentures include $170.1 million of 8.536% trust preferred securities issued by Zions Institutional Capital Trust A ("ZICTA"), $29.0 million of 11.75% trust preferred securities issued by CSBI Capital Trust I ("CSBICT"), and $2.2 million of 10.25% trust preferred securities issued by GB Capital Trust ("GBCT"). Each series of trust preferred securities relates to a corresponding series of junior subordinated deferrable interest debentures issued by the Company or ZFNB (referred to as the "ZICTA debentures," the "CSBICT debentures" and the "GBCT debentures," respectively).

The ZICTA debentures are direct and unsecured obligations of ZFNB and are subordinate to the claims of depositors and general creditors. The Company has irrevocably and unconditionally guaranteed all of ZFNB's obligations under the debentures. The Company became obligated with respect to the CSBICT and GBCT debentures as a result of the acquisitions of Eldorado Bancshares and GB Bancorporation, respectively, and are direct and unsecured obligations subordinate to other indebtedness and general creditors of the Company. All three of these series of debentures are subject, with the approval of banking regulators, to early redemption beginning in 2006 and 2007. The ZICTA and GBCT debentures require semiannual interest payments and mature in December 2026 and January 2027, respectively. The CSBICT debentures require quarterly interest payments and mature in June 2027. The Company has unconditionally guaranteed the obligations of ZICTA, CSBICT and GBCT with respect to their respective series of trust preferred securities to the extent set forth in the applicable guarantee agreements and the Company has unconditionally guaranteed the obligations of ZFNB with respect to the ZICTA debentures to the extent set forth in the applicable guarantee agreement.

The preferred beneficial interests also include $285 million of 8.0% trust preferred securities issued in August 2002 by Zions Capital Trust B ("ZCTB"), a newly formed subsidiary. These trust preferred securities relate to a corresponding series of junior subordinated deferrable interest debentures issued by the Company (the "ZCTB debentures"). The debentures are direct and unsecured obligations of the Company and are subordinate to other indebtedness and general creditors. The ZCTB debentures require quarterly interest payments that began in December 2002. These debentures mature in September 2032, but are subject, with the approval of banking regulators, to early redemption beginning in September 2007. The Company has unconditionally guaranteed the obligations of ZCTB with respect to the trust preferred securities issued by it to the extent set forth in the applicable guarantee agreement. The trust preferred securities, debentures and the guarantees of the Company were registered with the Securities and Exchange Commission in August 2002.

The Company has entered into agreements to hedge the ZICTA and $140 million of the ZCTB debentures. The fair value hedge derivatives are accounted for in accordance with SFAS 133, as discussed in Note 7. They are recorded at their fair value of $24.9 million at December 31, 2002 in the consolidated balance sheet with their related long-term debt amounts. These fair value hedges are interest rate swaps with early redemption dates consistent with the related debt. Interest expense for 2002 has been reduced by $5.5 million as a result of these hedges.

The floating rate subordinated notes include $200 million at 6.95% issued through a subsidiary, Zions Financial Corp., and $200 million at 6.50% issued by the Company. Early redemption may occur beginning in May and October 2006, respectively, at which time the notes will bear interest at one-month LIBOR plus 2.86% and one-month LIBOR plus 3.01% through maturity in May and October 2011, respectively. Each series of notes requires semiannual interest payments. The Company has unconditionally guaranteed the 6.95% notes. Also included in floating rate subordinated notes is $110 million callable in 2003 and due in 2008, with quarterly interest payments at three-month LIBOR plus 70 basis points. All subordinated notes are unsecured.

The senior medium-term notes are part of an overall unsecured Medium-Term Notes program commenced by the Company. The Company has filed a registration statement with the Securities and Exchange Commission for up to an aggregate of $340 million of Senior Medium-Term Notes, Series A, and Subordinated Medium-Term Notes, Series B. The Company may issue such debt from time to time with the terms of each note to be specified in a pricing supplement filed with the Securities and Exchange Commission. Interest may be at a fixed or floating rate. The amount outstanding under this program at December 31, 2002 provided for quarterly interest payments at three-month LIBOR plus 50 basis points through maturity in October 2004. Early redemption may occur in October 2003.

Interest expense on long-term debt was $56.3 million in 2002, $43.7 million in 2001, and $34.2 million in 2000.

Maturities and sinking fund requirements on long-term debt are as follows for the years succeeding December 31, 2002 *(in thousands)*:

| | Consolidated | Parent only |
|---|---|---|
| 2003 | $ 448 | |
| 2004 | 46,593 | 46,138 |
| 2005 | 361 | |
| 2006 | 292 | |
| 2007 | 119 | |
| Thereafter | 1,021,692 | 634,709 |
| | $ 1,069,505 | 680,847 |

Parent only maturities on long-term debt include $324.7 million of subordinated debt payable to CSBICT, GBCT and ZCTB after 2007.

## 14. SHAREHOLDERS' EQUITY

The Company has in place a Shareholder Rights Protection Plan ("Plan") which contains provisions intended to protect shareholders if certain events occur. These events include, but are not limited to, unsolicited offers or attempts to acquire the Company including offers that do not treat all shareholders equally, acquisitions in the open market of shares constituting control without offering fair value to all shareholders, and other coercive or unfair takeover tactics that could impair the Board of Directors' ability to represent shareholders' interests fully. The Plan provides that attached to each share of common stock is one right ("Right") to purchase one one-hundredth of a share of participating preferred stock for an exercise price of $90, subject to adjustment. The Rights have certain antitakeover effects and may cause substantial dilution to a person who attempts to acquire the Company without the approval of the Board of Directors. The Rights, however, should not affect offers for all outstanding shares of common stock at a fair price and, otherwise, in the best interests of the Company and its shareholders as determined by the Board of Directors. The Board of Directors may, at its option, redeem all, but not fewer than all, of the then outstanding Rights at any time until the 10th business day following a public announcement that a person or a group had acquired beneficial ownership of 10% or more of the Company's outstanding common stock or total voting power.

As authorized by its Board of Directors, the Company repurchased and retired 2,393,881 shares of its common stock in 2002 at a cost of $113.2 million, 883,240 shares at a cost of $46.5 million in 2001 and 80,174 shares at a cost of $3.9 million in 2000. At December 31, 2002, the Company has authorization from its Board of Directors to repurchase an additional $27.6 million of common stock under its share repurchase program.

On April 16, 2001, the Company reacquired the minority interest of its subsidiary, California Bank & Trust ("CB&T"). This minority interest was sold to the management of CB&T and other individuals when the Company's acquisition of The Sumitomo Bank of California was completed in October 1998. One half of the minority interest was sold to the former CEO of CB&T, who was also a director of the Company. The other half was sold to two limited liability companies, which the CEO managed. Members of these limited liability companies include, among others, certain senior officers of CB&T. In accordance with the valuation terms of the minority shareholder agreement entered into in 1998, the Company repurchased the total minority interest for $66.0 million. On April 1, 2001, the carrying value of this minority interest was $37.8 million with the difference recorded as a purchase premium.

## 15. DISCONTINUED OPERATIONS, IMPAIRMENT LOSSES, AND RESTRUCTURING CHARGES

In September 2002, the Company decided to discontinue the operations of the e-commerce subsidiaries discussed in Note 9. The Company determined that its plan to restructure and offer all or part of these subsidiaries for sale met the held for sale and discontinued operations criteria of SFAS 144, *Accounting for the Impairment or Disposal of Long-Lived Assets.* The Company adopted SFAS 144 effective January 1, 2002.

Summarized information for the loss from operations of discontinued subsidiaries is as follows *(in thousands):*

| | 2002 | 2001 |
|---|---|---|
| Noninterest income | $ **7,414** | 7,197 |
| Noninterest expense | **25,718** | 19,684 |
| Pretax loss from operations of discontinued subsidiaries | $ **(18,304)** | (12,487) |

Based on the acquisition dates of these discontinued subsidiaries, operations were not included until 2001. Additional pretax impairment losses of $28.7 million for these subsidiaries are included as a separate line item with discontinued operations. The amounts of these impairment losses were determined by comparing the carrying amounts of these subsidiaries to their fair values, less costs to sell. Fair values were determined based on amounts offered in sales negotiations and market comparables.

In December 2002, the Company completed the sale of one of these subsidiaries, Phaos Technology Corp., and recognized a $5.3 million income tax benefit, which is included with other income tax benefits in discontinued operations.

Assets and liabilities of discontinued operations included in other assets and accrued liabilities in the consolidated balance sheet at December 31, 2002 are summarized as follows *(in thousands):*

| | |
|---|---|
| Assets: | |
| Cash and due from banks | $ 657 |
| Interest-bearing deposits | 186 |
| Premises and equipment, net | 334 |
| Other intangibles | 358 |
| Other assets | 1,506 |
| Total assets | 3,041 |
| Liabilities: | |
| Accrued liabilities | 3,788 |
| Total liabilities | 3,788 |

Impairment losses on long-lived assets in continuing operations relate to certain software, including software of other continuing e-commerce activities. The recorded amount of $4.9 million includes $2.7 million in ZFNB and $2.2 million in the Other operating segment. The impairment losses were determined by comparing the carrying value to fair value, estimated by using discounted cash flow approaches.

Restructuring charges relate primarily to certain branch closings and to the restructuring of trust operations and administrative functions. The recorded amount of $3.3 million includes severance costs of $1.8 million and occupancy-related costs of $1.5 million.

## 16. INCOME TAXES

Income taxes (benefit) are summarized as follows *(in thousands):*

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| Continuing operations: | | | |
| Federal: | | | |
| Current | $ **136,050** | 130,700 | 59,038 |
| Deferred | **2,837** | 6,135 | 6,342 |
| State | **28,815** | 25,032 | 14,281 |
| | **167,702** | 161,867 | 79,661 |
| Discontinued operations: | | | |
| Federal | **(15,150)** | (3,260) | - |
| State | **(3,385)** | (807) | - |
| | **(18,535)** | (4,067) | - |
| Cumulative effect adjustments: | | | |
| Federal | **(2,143)** | (3,855) | - |
| State | **(533)** | (666) | - |
| | **(2,676)** | (4,521) | - |
| Income tax expense | $ **146,491** | 153,279 | 79,661 |

Income tax expense on continuing operations computed at the statutory federal income tax rate of 35% reconciles to actual income tax expense as follows *(in thousands):*

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| Income tax expense at statutory federal rate | $ **168,402** | 158,434 | 85,016 |
| State income taxes, net | **18,730** | 16,270 | 9,283 |
| Nondeductible expenses | **2,667** | 12,178 | 10,944 |
| Nontaxable interest | **(18,576)** | (12,870) | (17,217) |
| Tax credits and other taxes | **(2,343)** | (2,056) | (1,874) |
| Corporate reorganization | **-** | (6,416) | (6,416) |
| Other | **(1,178)** | (3,673) | (75) |
| | $ **167,702** | 161,867 | 79,661 |

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31 are presented below *(in thousands):*

| | 2002 | 2001 |
|---|---|---|
| Gross deferred tax assets: | | |
| Book loan loss deduction in excess of tax | $ 108,726 | 100,038 |
| Postretirement benefits | 3,984 | 2,150 |
| Deferred compensation | 9,249 | 10,895 |
| Deferred loan fees | 1,613 | 3,524 |
| Deferred agreements | 1,484 | 1,873 |
| Minimum pension liability | 15,128 | - |
| Capital loss carryforward | 8,013 | 24,703 |
| Other | 20,238 | 43,751 |
| Total deferred tax assets | 168,435 | 186,934 |
| Gross deferred tax liabilities: | | |
| Core deposits and purchase accounting | (28,412) | (38,167) |
| Premises and equipment, due to differences in depreciation | (4,760) | (4,748) |
| FHLB stock dividends | (10,383) | (29,191) |
| Leasing operations | (69,992) | (56,020) |
| Security investments and derivative market adjustments | (67,605) | (74,903) |
| Prepaid pension reserves | (1,734) | (6,191) |
| Other | (8,554) | (8,978) |
| Total deferred tax liabilities | (191,440) | (218,198) |
| Net deferred tax liabilities | $ (23,005) | (31,264) |

The amount of net deferred tax liabilities is included with accrued liabilities in the consolidated balance sheet. The Company has determined that it is not required to establish a valuation reserve for any deferred tax assets since it is "more likely than not" that such assets will be principally realized through future taxable income and tax planning strategies. This conclusion is based on the history of growth in earnings and the prospects for continued growth and profitability.

The exercise of stock options under the Company's nonqualified stock option plan, and nonqualified exercises of options under the qualified plan, resulted in tax benefits reducing the Company's current income tax payable and increasing common stock by $2.9 million in 2002, $3.0 million in 2001, and $3.4 million in 2000.

## 17. NET INCOME PER COMMON SHARE

Basic and diluted net income per common share, based on the weighted average outstanding shares, are summarized as follows *(in thousands, except per share amounts):*

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| Basic: | | | |
| Income from continuing operations | $ 317,107 | 298,599 | 161,709 |
| Loss on discontinued operations | (28,460) | (8,420) | - |
| Income before cumulative effect adjustment | 288,647 | 290,179 | 161,709 |
| Cumulative effect adjustment | (32,369) | (7,159) | - |
| Net income applicable to common stock | $ 256,278 | 283,020 | 161,709 |
| Average common shares outstanding | 91,566 | 91,202 | 86,320 |
| Income from continuing operations per share | $ 3.46 | 3.27 | 1.87 |
| Loss on discontinued operations per share | (0.31) | (0.09) | - |
| Cumulative effect adjustment per share | (0.35) | (0.08) | - |
| Net income per common share | $ 2.80 | 3.10 | 1.87 |
| Diluted: | | | |
| Income from continuing operations | $ 317,107 | 298,599 | 161,709 |
| Loss on discontinued operations | (28,460) | (8,420) | - |
| Income before cumulative effect adjustment | 288,647 | 290,179 | 161,709 |
| Cumulative effect adjustment | (32,369) | (7,159) | - |
| Net income applicable to common stock | $ 256,278 | 283,020 | 161,709 |
| Average common shares outstanding | 91,566 | 91,202 | 86,320 |
| Stock option adjustment | 513 | 972 | 800 |
| Average common shares outstanding | 92,079 | 92,174 | 87,120 |
| Income from continuing operations per share | $ 3.44 | 3.24 | 1.86 |
| Loss on discontinued operations per share | (0.31) | (0.09) | - |
| Cumulative effect adjustment per share | (0.35) | (0.08) | - |
| Net income per common share | $ 2.78 | 3.07 | 1.86 |

## 18. STOCK OPTIONS

The Company has a qualified stock option plan under which stock options may be granted to key employees, and a nonqualified plan under which options may be granted to nonemployee directors. Under the qualified plan and nonqualified plan, 3,244,000 and 400,000 shares, respectively, of common stock were reserved. Options equal to 2% of the issued and outstanding shares of the Company's common stock as of the first day of the year are automatically reserved for issuance under the qualified plan.

Under the qualified plan, options vest at the rate of one third each year after the date of grant and expire seven years after the date of grant. Options granted previous to 2000 are exercisable in increments from one to four years after the date of grant and expire six years after the date of grant. Under the nonqualified plan, options are exercisable in increments from six months to three and a half years after the date of grant and expire ten years after the date of grant. At December 31, 2002, there were 1,962,562 and 167,000 additional shares available for grant under the qualified and nonqualified plans, respectively.

The Company has also adopted a broad-based employee stock option plan. Participation in this plan requires employment for a full year prior to the option grant date with service of 20 hours a week or more. Executive officers of the Company are not eligible to participate in this plan. Stock options are granted to eligible employees based on an internal job grade structure. All options vest at the rate of one third each year and expire four years after the date of grant. At December 31, 2002, there were 1,277,878 options outstanding and 198,809 additional shares available for grant.

The Company's stock-based compensation plans are accounted for based on the intrinsic value method set forth under the recognition and measurement principles of APB 25, and related Interpretations. No compensation expense was recorded for these option plans, as the exercise price was equal to the quoted market price of the stock at the time of grant. The Stock-Based Compensation section of Note 1, Summary of Significant Accounting Policies, illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS 123 to stock-based employee compensation. That section also discusses the recently issued SFAS 148.

The following table is a summary of the Company's stock option activity and related information for the three years ended December 31, 2002:

| | Number of shares | Weighted-average exercise price |
|---|---|---|
| Balance at December 31, 1999 | 3,345,691 | $ 43.30 |
| Acquired | 132,097 | 11.48 |
| Granted | 1,993,961 | 43.38 |
| Exercised | (409,935) | 18.25 |
| Forfeited | (328,223) | 51.03 |
| Balance at December 31, 2000 | 4,733,591 | 43.98 |
| Acquired | 906,845 | 41.90 |
| Granted | 2,090,843 | 53.28 |
| Exercised | (611,174) | 28.04 |
| Forfeited | (655,449) | 47.12 |
| Balance at December 31, 2001 | 6,464,656 | 47.89 |
| Granted | **2,086,595** | **52.17** |
| Exercised | **(652,860)** | **32.62** |
| Expired | **(108,547)** | **50.58** |
| Forfeited | **(306,961)** | **55.93** |
| Balance at December 31, 2002 | **7,482,883** | **50.04** |
| Outstanding options exercisable as of: | | |
| December 31, 2002 | **3,744,828** | **$ 48.01** |
| December 31, 2001 | 3,315,756 | 44.50 |
| December 31, 2000 | 1,701,254 | 36.55 |

Selected information on stock options as of December 31, 2002 follows:

| | Outstanding options | | | Exercisable options | |
|---|---|---|---|---|---|
| Exercise price range | Number of shares | Weighted average exercise price | Weighted average remaining contractual life (years) | Number of shares | Weighted average exercise price |
| $2.37 to $6.91 | 16,143 | $ 3.57 | 2.6 | 16,143 | $ 3.57 |
| $6.92 to $13.83 | 31,823 | 12.55 | 3.4 | 31,823 | 12.55 |
| $13.84 to $20.74 | 60,594 | 16.30 | 3.5 | 60,594 | 16.30 |
| $20.75 to $27.65 | 41,200 | 23.38 | 4.3 | 33,871 | 23.45 |
| $27.66 to $34.56 | 178,338 | 30.82 | 0.8 | 178,338 | 30.82 |
| $34.57 to $41.48 | 247,510 | 40.08 | 3.9 | 11,857 | 40.26 |
| $41.49 to $48.39 | 2,076,609 | 42.67 | 3.8 | 1,569,479 | 42.59 |
| $48.40 to $55.30 | 4,039,859 | 53.23 | 4.8 | 1,255,809 | 51.75 |
| $55.31 to $62.21 | 108,500 | 56.58 | 4.9 | 42,994 | 56.46 |
| $62.22 to $69.13 | 682,307 | 68.70 | 2.2 | 543,920 | 68.59 |
| | 7,482,883 | 50.04 | 4.1 | 3,744,828 | 48.01 |

## 19. COMMITMENTS, GUARANTEES, CONTINGENT LIABILITIES, AND RELATED PARTIES

The Company is a party to certain derivative instruments and other financial instruments in the normal course of business to meet the financing needs of its customers, to reduce its own exposure to fluctuations in interest rates, and to make a market in U.S. government, agency, corporate, and municipal securities. These financial instruments involve, to varying degrees, elements of credit, liquidity, and interest rate risk in excess of the amount recognized in the balance sheets.

Contractual amounts of the off-balance sheet financial instruments used to meet the financing needs of the Company's customers are as follows *(in thousands):*

| | 2002 | 2001 |
|---|---|---|
| Commitments to extend credit | **$ 7,526,188** | 6,598,112 |
| Standby letters of credit: | | |
| Performance | **101,380** | 66,231 |
| Financial | **287,819** | 148,123 |
| Commercial letters of credit | **26,392** | 26,200 |

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require the payment of a fee. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral varies but may include accounts receivable, inventory, property, plant and equipment, and income-producing properties.

Establishing commitments to extend credit gives rise to credit risk. As of December 31, 2002, a significant portion of the Company's commitments is expected to expire without being drawn upon; commitments totaling $5.1 billion expire in 2003. As a result, the Company's actual future credit exposure or liquidity requirements will be lower than the contractual amounts of the commitments. The Company uses the same credit policies and procedures in making commitments to extend credit and conditional obligations as it does for on-balance sheet instruments. These policies and procedures include credit approvals, limits, and monitoring.

Standby and commercial letters of credit are conditional commitments issued by the Company generally to guarantee the performance of a customer to a third party. The guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing, and similar transactions. Standby letters of credit include remaining commitments in the amount of $304 million expiring in 2003 and $85 million expiring thereafter through 2020. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Company generally holds marketable securities and cash equivalents as collateral supporting those commitments for which collateral is deemed necessary.

The Company uses interest rate swaps as part of its overall asset and liability duration and interest rate risk management strategy. These transactions enable the Company to manage asset and liability durations, and transfer, modify, or reduce its interest rate risk. Exposure to credit risk arises from the possibility of nonperformance by counterparties, which are primarily established, well-capitalized financial institutions. The Company controls this credit risk through credit approvals, limits, and monitoring procedures. No losses associated with counterparty nonperformance on derivative instruments have occurred. Nevertheless, the related credit risk is considered and measured when and where appropriate.

As a market maker in U.S. government, agency, corporate, and municipal securities, the Company enters into agreements to purchase and sell such securities. As of December 31, 2002 and 2001, the Company had outstanding commitments to purchase securities of $45 million and $82 million, respectively, and outstanding commitments to sell securities of $37 million and $81 million, respectively. These agreements at December 31, 2002 have remaining terms of one month or less.

The contractual or notional amount of financial instruments indicates a level of activity associated with a particular class of financial instrument and is not a reflection of the actual level of risk. As of December 31, 2002 and 2001, the regulatory risk-weighted values assigned to all off-balance sheet financial instruments and derivative instruments described herein totaled $2,116 million and $2,075 million, respectively.

The Company has $54.3 million available in lines of credit from two separate institutions, which were unused as of

December 31, 2002. Interest rates are LIBOR plus 50 basis points on one line and prime less 1.5% on the other line. There are no compensating balance arrangements.

At December 31, 2002, the Company was required to maintain a cash balance of $25 million with the Federal Reserve Banks to meet minimum balance requirements in accordance with Federal Reserve Board regulations.

At December 31, 2002, the Company has guaranteed approximately $1,021 million of debt issued by various subsidiaries, as discussed in Note 13. See Note 6 for the discussion of ZFNB's commitment of $5.1 billion at December 31, 2002 to a qualified special purpose entity securities conduit.

The Company is a defendant in various legal proceedings arising in the normal course of business. The Company does not believe that the outcome of any such proceedings will have a material adverse effect on its consolidated results of operations, financial position, or liquidity.

The Company has commitments for leasing premises and equipment under the terms of noncancelable capital and operating leases expiring from 2003 to 2068. Premises leased under capital leases were recorded at $14.9 million, net of $13.3 million accumulated amortization at December 31, 2002. Amortization applicable to premises leased under capital leases is included in depreciation expense.

Future aggregate minimum rental payments under existing noncancelable operating leases at December 31, 2002 are as follows *(in thousands)*:

| | |
|---|---|
| 2003 | $ 30,652 |
| 2004 | 29,977 |
| 2005 | 27,107 |
| 2006 | 22,085 |
| 2007 | 19,005 |
| Thereafter | 91,948 |
| | $ 220,774 |

Future aggregate minimum rental payments have been reduced by noncancelable subleases as follows: 2003, $2.7 million; 2004, $1.4 million; 2005, $1.0 million; 2006, $.6 million; 2007, $.5 million; and thereafter $2.3 million. Aggregate rental expense on operating leases amounted to $47.8 million in 2002, $47.8 million in 2001, and $40.0 million in 2000.

The Company has no other material related party transactions requiring disclosure. Credit is extended to certain officers and directors of the Company through its subsidiaries in the ordinary course of business and on substantially the same terms as comparable third-party lending arrangements in compliance with applicable banking regulations.

## 20. REGULATORY MATTERS

The Company is subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory–and possibly additional discretionary–actions by regulators that, if undertaken, could have a direct material effect on the Company's consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company must meet specific capital guidelines that involve quantitative measures of the Company's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Company's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company to maintain minimum amounts and ratios (set forth in the following table) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2002, that the Company meets all capital adequacy requirements to which it is subject.

As of December 31, 2002, the Company's capital ratios significantly exceed the minimum capital levels, and the Company is considered well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Company must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events that management believes have changed the Company's category.

Dividends declared by the Company's banking subsidiaries in any calendar year may not, without the approval of the appropriate federal regulator, exceed their net earnings for that year combined with their net earnings less dividends paid for the preceding two years. At December 31, 2002, the Company's subsidiaries had approximately $236.1 million available for the payment of dividends under the foregoing restrictions.

The actual capital amounts and ratios of the Company and significant banking subsidiaries are as follows *(in thousands)*:

| | Actual | | Minimum for capital adequacy purposes | | To be well capitalized | |
|---|---|---|---|---|---|---|
| | Amount | Ratio | Amount | Ratio | Amount | Ratio |
| As of December 31, 2002: | | | | | | |
| Total capital (to risk-weighted assets) | | | | | | |
| The Company | **$ 2,759,443** | **12.94%** | **$ 1,705,937** | **8.00%** | **$ 2,132,421** | **10.00%** |
| Zions First National Bank | **854,485** | **10.82** | **631,861** | **8.00** | **789,827** | **10.00** |
| California Bank & Trust | **771,695** | **11.06** | **558,359** | **8.00** | **697,949** | **10.00** |
| Tier I capital (to risk-weighted assets) | | | | | | |
| The Company | **1,974,095** | **9.26** | **852,969** | **4.00** | **1,279,453** | **6.00** |
| Zions First National Bank | **596,529** | **7.55** | **315,931** | **4.00** | **473,896** | **6.00** |
| California Bank & Trust | **534,334** | **7.66** | **279,179** | **4.00** | **418,769** | **6.00** |
| Tier I capital (to average assets) | | | | | | |
| The Company | **1,974,095** | **7.56** | **783,627** | **3.00** | **1,306,044** | **5.00** |
| Zions First National Bank | **596,529** | **5.63** | **317,833** | **3.00** | **529,721** | **5.00** |
| California Bank & Trust | **534,334** | **6.51** | **246,354** | **3.00** | **410,590** | **5.00** |
| As of December 31, 2001: | | | | | | |
| Total capital (to risk-weighted assets) | | | | | | |
| The Company | $ 2,330,155 | 12.20% | $ 1,527,745 | 8.00% | $ 1,909,681 | 10.00% |
| Zions First National Bank | 809,418 | 11.39 | 568,372 | 8.00 | 710,465 | 10.00 |
| California Bank & Trust | 728,288 | 11.37 | 512,382 | 8.00 | 640,478 | 10.00 |
| Tier I capital (to risk-weighted assets) | | | | | | |
| The Company | 1,576,175 | 8.25 | 763,872 | 4.00 | 1,145,808 | 6.00 |
| Zions First National Bank | 566,509 | 7.97 | 284,186 | 4.00 | 426,279 | 6.00 |
| California Bank & Trust | 537,427 | 8.39 | 256,191 | 4.00 | 384,287 | 6.00 |
| Tier I capital (to average assets) | | | | | | |
| The Company | 1,576,175 | 6.56 | 720,599 | 3.00 | 1,200,999 | 5.00 |
| Zions First National Bank | 566,509 | 5.87 | 289,574 | 3.00 | 482,624 | 5.00 |
| California Bank & Trust | 537,427 | 6.60 | 244,200 | 3.00 | 407,000 | 5.00 |

## 21. RETIREMENT PLANS

The Company has a noncontributory defined benefit pension plan for eligible employees. Plan benefits are based on years of service and employees' compensation levels. Benefits vest under the plan upon completion of five years of vesting service. Plan assets consist principally of corporate equity, debt securities and cash investments. Plan benefits are defined as a lump-sum cash value or an annuity at retirement age.

During 2002, the Company's Board of Directors approved significant changes to the pension plan, which became effective January 1, 2003. The plan was amended so that new employees will not be allowed to participate in the plan on or after January 1, 2003. Benefit accruals for existing participants will cease as of that date with the following grandfathering exceptions. Participants age 55 and over with 10 years of service by December 31, 2002 may receive reduced future earnings credits in accordance with a reduced schedule. Participants age 55 and over with 10 years of service as of March 31, 1997 will continue to receive future earnings credits without reduction.

The following table presents the change in the plan's benefit obligation *(in thousands)*:

| | 2002 | 2001 |
|---|---|---|
| Benefit obligation at beginning of year | **$ 135,032** | 117,514 |
| Service cost | **11,113** | 8,601 |
| Interest cost | **9,202** | 8,659 |
| Plan amendments | **501** | 615 |
| Actuarial (gain) loss | **(8,116)** | 5,925 |
| Curtailments | **(11,934)** | - |
| Benefits paid | **(7,784)** | (6,282) |
| Benefit obligation at end of year | **$ 128,014** | 135,032 |

Plan assets included 123,744 shares of Company common stock at December 31, 2002 and 123,142 shares at December 31, 2001. The total value of these shares was approximately $4.9 million at December 31, 2002. Dividends paid on these shares were approximately $99 thousand in 2002.

The following table presents the change in plan assets *(in thousands):*

| | 2002 | 2001 |
|---|---|---|
| Fair value of plan assets at beginning of year | $ 119,033 | 119,758 |
| Actual return on plan assets | (17,253) | (9,443) |
| Employer contributions | - | 15,000 |
| Benefits paid | (7,784) | (6,282) |
| Fair value of plan assets at end of year | $ 93,996 | 119,033 |

The following table presents the plan's funded status and a reconcilement with the amounts recognized in the Company's consolidated balance sheets at December 31 *(in thousands):*

| | 2002 | 2001 |
|---|---|---|
| Funded status | $ (34,018) | (15,999) |
| Unrecognized net actuarial loss | 38,602 | 32,300 |
| Unrecognized prior service cost | - | (1,216) |
| Net amount recognized | $ 4,584 | 15,085 |
| Prepaid benefit cost | $ - | 15,085 |
| Accrued benefit liability | (33,901) | - |
| Accumulated other comprehensive income-pretax | 38,485 | - |
| | $ 4,584 | 15,085 |

Net periodic benefit cost recognized includes the following components *(in thousands):*

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| Service cost | $ 11,113 | 8,601 | 7,026 |
| Interest cost | 9,202 | 8,659 | 8,137 |
| Expected return on plan assets | (10,398) | (10,351) | (12,059) |
| Amortization of prior service cost | (404) | (412) | (403) |
| Amortization of net actuarial loss | 1,299 | - | - |
| Recognized actuarial gain | - | - | (632) |
| Net periodic benefit cost | 10,812 | 6,497 | 2,069 |
| Curtailment gain | (311) | - | - |
| Total cost | $ 10,501 | 6,497 | 2,069 |

For the year ended December 31, 2002, the Company recognized in other comprehensive income a minimum pension liability of $23.4 million, net of income tax benefit of $15.1 million.

The weighted average discount rate used in determining the pension benefit obligation was 6.75% in 2002 and 7.25% in 2001. The rate of compensation increase was 4.00% for 2002 and 5.00% for 2001, and the expected long-term rate of return was 8.60% for 2002 and 9.00% for 2001. Any net transition asset or obligation and any unrecognized prior service cost are being amortized on a straight-line basis. Unrecognized gains and losses are amortized using the minimum recognition method.

The Company also is obligated under several unfunded nonqualified supplemental retirement plans for certain current and former employees. At December 31, 2002 and 2001, the Company's liability included in accrued liabilities totaled $16.0 million and $14.7 million, respectively for these plans.

In addition to the Company's defined benefit pension plan, the Company sponsors a defined benefit health care plan that provides postretirement medical benefits to full-time employees hired before January 1, 1993, who meet minimum age and service requirements. The plan is contributory, with retiree contributions adjusted annually, and contains other cost-sharing features such as deductibles and coinsurance. Plan coverage is provided by self-funding or health maintenance organizations (HMOs) options. Reductions in the Company's obligations to provide benefits resulting from cost sharing changes have been applied to reduce the plan's unrecognized transition obligation. In 2000, the Company increased its contribution toward retiree medical coverage and permanently froze the Company contributions. Retirees pay the difference between the full premium rates and the capped Company contribution.

The following table presents the change in the plan's benefit obligation *(in thousands):*

| | 2002 | 2001 |
|---|---|---|
| Benefit obligation at beginning of year | $ 7,152 | 8,914 |
| Service cost | 104 | 110 |
| Interest cost | 495 | 512 |
| Actuarial (gain) loss | 359 | (1,079) |
| Benefits paid | (609) | (1,305) |
| Benefit obligation at end of year | $ 7,501 | 7,152 |

The following table presents the plan's funded status reconciled with amounts recognized in the Company's consolidated balance sheets at December 31 *(in thousands):*

| | 2002 | 2001 |
|---|---|---|
| Funded status | $ (7,501) | (7,152) |
| Unrecognized net actuarial gain | (2,103) | (3,058) |
| Unrecognized prior service cost | 170 | 255 |
| Net amount recognized | $ (9,434) | (9,955) |
| Accrued benefit liability | $ (9,434) | (9,955) |

Net periodic benefit cost recognized includes the following components *(in thousands)*:

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| Service cost | **$ 104** | 110 | 265 |
| Interest cost | **495** | 512 | 767 |
| Amortization of prior service cost | **85** | 85 | 85 |
| Amortization of net actuarial (gain) loss | **(596)** | (917) | (441) |
| Net periodic benefit cost (credit) | **88** | (210) | 676 |
| Curtailment loss | **-** | - | 940 |
| Total cost (credit) | **$ 88** | (210) | 1,616 |

The weighted average discount rate used in determining the accumulated postretirement benefit obligation was 6.75% at December 31, 2002 and 7.25% at December 31, 2001. Because the Company's contribution rate is capped, there is no effect from assumed increases or decreases in healthcare cost trend rates.

The Company has a 401(k) plan ("PAYSHELTER") under which employees select from a nontax-deferred or tax-deferred plan option along with several investment alternatives. For 2002, employees could contribute from 1 to 15% of compensation, which was matched up to 50% by the Company for contributions up to 5% and 25% for contributions greater than 5% up to 15%. Effective January 1, 2003, employees can contribute up to 50% of their earnings to the plan which will be matched by the Company 100% for the first 3% of employee contributions and 50% for the next 2% of employee contributions. Also effective January 1, 2003, the Company added a profit sharing feature to the PAYSHELTER plan. The profit sharing contribution is discretionary and the contributions may range from 0% to 4.5% of compensation based upon the Company's return on average common equity for the year. The Company's contributions to the plans amounted to $8.1 million in 2002, $6.6 million in 2001, and $5.5 million in 2000.

## 22. FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying value and estimated fair value of principal financial instruments are summarized as follows *(in thousands)*:

| | December 31, 2002 | | December 31, 2001 | |
|---|---|---|---|---|
| | Carrying value | Estimated fair value | Carrying value | Estimated fair value |
| Financial assets: | | | | |
| Cash and due from banks | **$ 1,087,296** | **1,087,296** | 978,609 | 978,609 |
| Money market investments | **542,762** | **542,762** | 282,580 | 282,580 |
| Investment securities | **3,635,951** | **3,635,951** | 3,466,357 | 3,466,563 |
| Loans, net | **18,760,250** | **19,810,336** | 17,050,355 | 17,698,693 |
| Derivatives in other assets | **109,393** | **109,393** | 67,087 | 67,087 |
| Total financial assets | **$ 24,135,652** | **25,185,738** | 21,844,988 | 22,493,532 |
| Financial liabilities: | | | | |
| Demand, savings, and money market deposits | **$ 16,771,716** | **16,771,716** | 13,988,486 | 13,988,486 |
| Time deposits | **3,169,033** | **3,320,343** | 3,719,916 | 3,776,388 |
| Foreign deposits | **191,231** | **191,215** | 133,288 | 133,266 |
| Securities sold, not yet purchased | **203,838** | **203,838** | 87,255 | 87,255 |
| Federal funds purchased and security repurchase agreements | **1,680,984** | **1,680,984** | 2,137,737 | 2,137,737 |
| Derivatives in accrued liabilities | **33,823** | **33,823** | 22,056 | 22,056 |
| FHLB advances and other borrowings | **547,818** | **584,860** | 730,724 | 747,166 |
| Long-term debt | **1,069,505** | **1,172,630** | 781,342 | 822,898 |
| Total financial liabilities | **$ 23,667,948** | **23,959,409** | 21,600,804 | 21,715,252 |

### FINANCIAL ASSETS

The estimated fair value approximates the carrying value of cash and due from banks and money market investments. For investment securities, the fair value is based on quoted market prices where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments or a discounted cash flow model based on established market rates. The fair value of fixed-rate loans is estimated by discounting future cash flows using the London Interbank Offer Rate ("LIBOR") yield curve adjusted by a factor which reflects the credit and interest rate risk inherent in the loan. Variable-rate loans reprice with changes in market rates. As such, their carrying amounts are deemed to approximate fair value.

### FINANCIAL LIABILITIES

The estimated fair value of demand, savings and money market deposits, securities sold not yet purchased, and federal funds purchased and security repurchase agreements, approximates the carrying value. The fair value of time and foreign deposits is estimated by discounting future cash flows using the LIBOR yield curve. The fair value of fixed-rate FHLB advances is estimated by discounting future cash flows using the LIBOR yield curve. Variable rate FHLB advances reprice with changes in market rates. As such, their carrying amounts approximate their fair value. Other borrowings are not significant. The estimated fair value of the subordinated notes included in long-term debt is based on a quoted market price. The remaining long-term debt is not significant.

### DERIVATIVE INSTRUMENTS

The fair value of the derivatives reflects the estimated amounts that the Company would receive or pay to terminate these contracts at the reporting date based upon pricing or valuation models applied to current market information. Interest rate swaps are valued using the market standard methodology of netting the discounted future fixed cash receipts (or payments) and the discounted expected variable cash payments (or receipts). The variable cash payments (or receipts) are based on an expectation of future interest rates derived from observed market interest rate curves.

### OFF-BALANCE SHEET FINANCIAL INSTRUMENTS

The fair value of commitments to extend credit and letters of credit, based on fees currently charged for similar commitments, is not significant.

### LIMITATIONS

These fair value disclosures represent management's best estimates, based on relevant market information and information about the financial instruments. Fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of the various instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in the above methodologies and assumptions could significantly affect the estimates.

Further, the calculations do not represent the underlying value of the Company. Other significant assets and liabilities, which are not considered financial assets or liabilities and for which no fair values have been estimated, include premises and equipment, goodwill and other intangibles, deferred taxes, and other liabilities.

## 23. OPERATING SEGMENT INFORMATION

Operating segments represent components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

The Company manages its operations and prepares management reports with a primary focus on geographical area. All segments presented, except for the segment identified as "Other" are based on commercial banking operations. The operating segment identified as "Other" includes Zions Bancorporation, certain e-commerce subsidiaries, other smaller nonbank operating units and eliminations of transactions between segments.

The accounting policies of the individual operating segments are the same as those of the Company described in Note 1. Transactions between operating segments are primarily conducted at fair value, resulting in profits that are eliminated for reporting consolidated results of operations. The Company allocates centrally provided services to the business segments based upon estimated usage of those services.

The Company initiated a program in 2002 to allocate income between certain of its banking subsidiaries to better match revenues from hedging strategies to the operating units which gave rise to the exposures being hedged. Allocated income (expense) from this program included in net interest income of the banking subsidiaries for 2002 is as follows: Zions First National Bank – $(47.0) million, Nevada State Bank – $9.9 million, National Bank of Arizona – $10.1 million, Vectra Bank Colorado – $21.9 million, and The Commerce Bank of Washington – $5.1 million.

The following is a summary of selected operating segment information for the years ended December 31, 2002, 2001 and 2000 *(in thousands):*

| | Zions First National Bank and Subsidiaries | California Bank & Trust | Nevada State Bank | National Bank of Arizona | Vectra Bank Colorado | The Commerce Bank of Washington | Other | Consolidated Company |
|---|---|---|---|---|---|---|---|---|
| **2002:** | | | | | | | | |
| Net interest income | $ 296,194 | 377,916 | 124,914 | 115,990 | 110,717 | 24,556 | (15,145) | 1,035,142 |
| Provision for loan losses | 41,300 | 17,000 | 4,750 | 1,950 | 5,000 | 1,070 | 809 | 71,879 |
| Net interest income after provision for loan losses | 254,894 | 360,916 | 120,164 | 114,040 | 105,717 | 23,486 | (15,954) | 963,263 |
| Noninterest income | 199,727 | 78,435 | 28,071 | 19,115 | 34,222 | 1,719 | 15,525 | 376,814 |
| Noninterest expense | 310,097 | 238,180 | 81,854 | 69,033 | 100,123 | 10,257 | 49,384 | 858,928 |
| Income from continuing operations before income taxes and minority interest | 144,524 | 201,171 | 66,381 | 64,122 | 39,816 | 14,948 | (49,813) | 481,149 |
| Income tax expense (benefit) | 42,420 | 81,035 | 22,607 | 25,481 | 14,189 | 5,300 | (23,330) | 167,702 |
| Minority interest | (1,153) | - | - | - | - | - | (2,507) | (3,660) |
| Income from continuing operations | 103,257 | 120,136 | 43,774 | 38,641 | 25,627 | 9,648 | (23,976) | 317,107 |
| Loss on discontinued operations | - | - | - | - | - | - | (28,460) | (28,460) |
| Income before cumulative effect adjustment | 103,257 | 120,136 | 43,774 | 38,641 | 25,627 | 9,648 | (52,436) | 288,647 |
| Cumulative effect adjustment | - | - | - | - | - | - | (32,369) | (32,369) |
| Net income (loss) | $ 103,257 | 120,136 | 43,774 | 38,641 | 25,627 | 9,648 | (84,805) | 256,278 |
| Assets | $ 10,529,580 | 8,804,855 | 2,683,207 | 2,925,044 | 2,767,660 | 647,887 | (1,792,544) | 26,565,689 |
| Net loans and leases[1] | 6,714,289 | 6,129,171 | 1,849,704 | 1,978,623 | 1,917,504 | 320,958 | 129,594 | 19,039,843 |
| Deposits | 7,116,514 | 6,970,139 | 2,348,623 | 2,486,949 | 1,910,889 | 458,702 | (1,159,836) | 20,131,980 |
| Shareholder's equity | 682,287 | 978,414 | 173,246 | 232,737 | 440,929 | 45,377 | (179,147) | 2,373,843 |
| 2001: | | | | | | | | |
| Net interest income | $ 302,469 | 343,736 | 114,273 | 102,950 | 86,445 | 21,847 | (21,956) | 949,764 |
| Provision for loan losses | 41,900 | 9,250 | 10,080 | 1,500 | 9,350 | 1,278 | (167) | 73,191 |
| Net interest income after provision for loan losses | 260,569 | 334,486 | 104,193 | 101,450 | 77,095 | 20,569 | (21,789) | 876,573 |
| Noninterest income | 234,798 | 91,175 | 23,719 | 16,123 | 27,490 | 1,203 | 17,680 | 412,188 |
| Noninterest expense | 286,789 | 251,659 | 79,951 | 64,110 | 94,253 | 9,429 | 49,902 | 836,093 |
| Income from continuing operations before income taxes and minority interest | 208,578 | 174,002 | 47,961 | 53,463 | 10,332 | 12,343 | (54,011) | 452,668 |
| Income tax expense (benefit) | 69,900 | 76,465 | 16,350 | 21,412 | 6,947 | 4,206 | (33,413) | 161,867 |
| Minority interest | (2,053) | - | - | - | - | - | (5,745) | (7,798) |
| Income from continuing operations | 140,731 | 97,537 | 31,611 | 32,051 | 3,385 | 8,137 | (14,853) | 298,599 |
| Loss on discontinued operations | - | - | - | - | - | - | (8,420) | (8,420) |
| Income before cumulative effect adjustment | 140,731 | 97,537 | 31,611 | 32,051 | 3,385 | 8,137 | (23,273) | 290,179 |
| Cumulative effect adjustment | (5,318) | (1,284) | (616) | - | 59 | - | - | (7,159) |
| Net income (loss) | $ 135,413 | 96,253 | 30,995 | 32,051 | 3,444 | 8,137 | (23,273) | 283,020 |
| Assets | $ 8,580,293 | 8,366,328 | 2,480,884 | 2,605,665 | 2,639,118 | 529,395 | (897,519) | 24,304,164 |
| Net loans and leases[1] | 6,062,313 | 5,707,772 | 1,514,546 | 1,796,279 | 1,849,683 | 294,443 | 85,802 | 17,310,838 |
| Deposits | 5,318,078 | 6,772,735 | 2,139,606 | 2,193,050 | 1,763,613 | 381,623 | (727,015) | 17,841,690 |
| Shareholder's equity | 636,266 | 988,327 | 160,953 | 210,920 | 439,115 | 38,256 | (192,968) | 2,280,869 |

| | Zions First National Bank and Subsidiaries | California Bank & Trust | Nevada State Bank | National Bank of Arizona | Vectra Bank Colorado | The Commerce Bank of Washington | Other | Consolidated Company |
|---|---|---|---|---|---|---|---|---|
| 2000: | | | | | | | | |
| Net interest income | $ 227,057 | 297,153 | 101,685 | 92,300 | 89,094 | 19,991 | (23,902) | 803,378 |
| Provision for loan losses | 8,250 | - | 10,060 | 3,570 | 9,112 | 819 | - | 31,811 |
| Net interest income after provision for loan losses | 218,807 | 297,153 | 91,625 | 88,730 | 79,982 | 19,172 | (23,902) | 771,567 |
| Noninterest income | 151,990 | 43,585 | 23,488 | 14,092 | 20,223 | 1,472 | (62,228) | 192,622 |
| Noninterest expense | 223,608 | 207,258 | 81,024 | 52,721 | 86,295 | 8,817 | 61,562 | 721,285 |
| Income from continuing operations before income taxes and minority interest | 147,189 | 133,480 | 34,089 | 50,101 | 13,910 | 11,827 | (147,692) | 242,904 |
| Income tax expense (benefit) | 44,917 | 59,401 | 11,337 | 19,885 | 8,103 | 3,965 | (67,947) | 79,661 |
| Minority interest | (2,142) | - | - | - | - | - | 3,676 | 1,534 |
| Income from continuing operations | 104,414 | 74,079 | 22,752 | 30,216 | 5,807 | 7,862 | (83,421) | 161,709 |
| Loss on discontinued operations | - | - | - | - | - | - | - | - |
| Income before cumulative effect adjustment | 104,414 | 74,079 | 22,752 | 30,216 | 5,807 | 7,862 | (83,421) | 161,709 |
| Cumulative effect adjustment | - | - | - | - | - | - | - | - |
| Net income (loss) | $ 104,414 | 74,079 | 22,752 | 30,216 | 5,807 | 7,862 | (83,421) | 161,709 |
| Assets | $ 8,095,001 | 6,952,940 | 2,373,585 | 1,943,675 | 2,155,929 | 552,661 | (134,348) | 21,939,443 |
| Net loans and leases[1] | 4,885,246 | 4,855,632 | 1,383,142 | 1,488,773 | 1,475,166 | 242,042 | 48,032 | 14,378,033 |
| Deposits | 4,173,002 | 5,588,601 | 1,992,947 | 1,551,182 | 1,385,271 | 404,864 | (25,884) | 15,069,983 |
| Shareholder's equity | 459,951 | 714,322 | 176,168 | 160,925 | 390,252 | 33,226 | (156,000) | 1,778,844 |

[1] *Net of unearned income and fees, net of related costs.*

## 24. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

Financial information by quarter for 2002 and 2001 is as follows *(in thousands, except per share amounts):*

| | Quarters | | | | |
|---|---|---|---|---|---|
| | First | Second | Third | Fourth | Year |
| **2002:** | | | | | |
| Gross interest income | $ 364,990 | 368,682 | 366,620 | 355,627 | 1,455,919 |
| Net interest income | 256,210 | 259,044 | 261,306 | 258,582 | 1,035,142 |
| Provision for loan losses | 18,090 | 15,705 | 22,309 | 15,775 | 71,879 |
| Noninterest income | 93,826 | 101,605 | 74,815 | 106,568 | 376,814 |
| Noninterest expense | 205,254 | 215,708 | 219,158 | 218,808 | 858,928 |
| Income from continuing operations before income taxes and minority interest | 126,692 | 129,236 | 94,654 | 130,567 | 481,149 |
| Income from continuing operations | 82,817 | 84,864 | 65,368 | 84,058 | 317,107 |
| Income (loss) on discontinued operations | (3,186) | (2,789) | (25,922) | 3,437 | (28,460) |
| Income before cumulative effect adjustment | 79,631 | 82,075 | 39,446 | 87,495 | 288,647 |
| Cumulative effect adjustment | (32,369) | - | - | - | (32,369) |
| Net income | 47,262 | 82,075 | 39,446 | 87,495 | 256,278 |
| Net income per common share: | | | | | |
| Basic: | | | | | |
| Income from continuing operations | $ 0.90 | 0.92 | 0.71 | 0.92 | 3.46 |
| Income (loss) on discontinued operations | (0.03) | (0.03) | (0.28) | 0.04 | (0.31) |
| Cumulative effect adjustment | (0.35) | - | - | - | (0.35) |
| Net income | 0.52 | 0.89 | 0.43 | 0.96 | 2.80 |
| Diluted: | | | | | |
| Income from continuing operations | 0.89 | 0.92 | 0.71 | 0.92 | 3.44 |
| Income (loss) on discontinued operations | (0.03) | (0.03) | (0.28) | 0.04 | (0.31) |
| Cumulative effect adjustment | (0.35) | - | - | - | (0.35) |
| Net income | 0.51 | 0.89 | 0.43 | 0.96 | 2.78 |
| 2001: | | | | | |
| Gross interest income | $ 406,909 | 407,409 | 401,220 | 376,382 | 1,591,920 |
| Net interest income | 215,833 | 235,018 | 247,118 | 251,795 | 949,764 |
| Provision for loan losses | 12,772 | 12,235 | 21,470 | 26,714 | 73,191 |
| Noninterest income | 111,066 | 93,302 | 106,044 | 101,776 | 412,188 |
| Noninterest expense | 202,410 | 205,055 | 214,582 | 214,046 | 836,093 |
| Income from continuing operations before income taxes and minority interest | 111,717 | 111,030 | 117,110 | 112,811 | 452,668 |
| Income from continuing operations | 72,314 | 74,035 | 77,330 | 74,920 | 298,599 |
| Income (loss) on discontinued operations | (413) | (440) | (4,533) | (3,034) | (8,420) |
| Income before cumulative effect adjustment | 71,901 | 73,595 | 72,797 | 71,886 | 290,179 |
| Cumulative effect adjustment | (7,159) | - | - | - | (7,159) |
| Net income | 64,742 | 73,595 | 72,797 | 71,886 | 283,020 |
| Net income per common share: | | | | | |
| Basic: | | | | | |
| Income from continuing operations | $ 0.82 | 0.80 | 0.84 | 0.81 | 3.27 |
| Income (loss) on discontinued operations | (0.01) | - | (0.05) | (0.03) | (0.09) |
| Cumulative effect adjustment | (0.08) | - | - | - | (0.08) |
| Net income | 0.73 | 0.80 | 0.79 | 0.78 | 3.10 |
| Diluted: | | | | | |
| Income from continuing operations | 0.81 | 0.79 | 0.83 | 0.81 | 3.24 |
| Income (loss) on discontinued operations | (0.01) | - | (0.05) | (0.03) | (0.09) |
| Cumulative effect adjustment | (0.08) | - | - | - | (0.08) |
| Net income | 0.72 | 0.79 | 0.78 | 0.78 | 3.07 |

The Company's financial statements for the first quarter of 2002 were restated to reflect an impairment loss adjustment determined during the second quarter of 2002. This impairment charge resulted from the required adoption of SFAS 142 as discussed in Note 9 and related to the impairment in carrying value of certain e-commerce subsidiaries. The impairment charge was recognized as a cumulative effect adjustment. A reconciliation of originally reported amounts to restated amounts follows *(in thousands, except per share amounts)*:

| | As originally reported | Adjustments | Restatement due to required change in accounting |
|---|---|---|---|
| Cumulative effect adjustment | $ - | (32,369) | (32,369) |
| Net income | 79,631 | (32,369) | 47,262 |
| Net income per common share: | | | |
| Basic | $ 0.87 | (0.35) | 0.52 |
| Diluted | 0.86 | (0.35) | 0.51 |

Previously reported amounts have also been reclassified to reflect the treatment of the operations of these e-commerce subsidiaries as discontinued operations. See Note 15.

## 25. PARENT COMPANY FINANCIAL INFORMATION

### CONDENSED BALANCE SHEETS

**DECEMBER 31, 2002 AND 2001**

| *(In thousands)* | 2002 | 2001 |
|---|---|---|
| **ASSETS** | | |
| Cash and due from banks | $ 1,867 | 2,063 |
| Interest-bearing deposits | 55,935 | 12,778 |
| Investment securities | 212,862 | 9,144 |
| Loans and other receivables, net | 1,632 | 2,418 |
| Other noninterest bearing investments | 61,876 | 43,935 |
| Investments in subsidiaries: | | |
| Commercial banks | 2,552,641 | 2,473,056 |
| Other operating companies | 3,602 | 65,272 |
| Nonoperating - Zions Municipal Funding, Inc.[1] | 259,664 | 208,402 |
| Receivables from subsidiaries: | | |
| Commercial banks | 165,000 | 125,000 |
| Other | 14,422 | 15,848 |
| Other assets | 56,283 | 67,119 |
| | $ 3,385,784 | 3,025,035 |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | |
| Accrued and other liabilities | $ 39,528 | 24,916 |
| Commercial paper | 291,566 | 309,000 |
| Subordinated debt to subsidiaries | 324,709 | 50,350 |
| Long-term debt | 356,138 | 359,900 |
| Total liabilities | 1,011,941 | 744,166 |
| Shareholders' equity: | | |
| Common stock | 1,034,888 | 1,111,214 |
| Accumulated other comprehensive income | 46,214 | 59,951 |
| Retained earnings | 1,292,741 | 1,109,704 |
| Total shareholders' equity | 2,373,843 | 2,280,869 |
| | $ 3,385,784 | 3,025,035 |

[1] *Zions Municipal Funding, Inc. is a wholly-owned nonoperating subsidiary whose sole purpose is to hold a portfolio of municipal bonds, loans and leases.*

## CONDENSED STATEMENTS OF INCOME

**YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000**

| *(In thousands)* | 2002 | 2001 | 2000 |
|---|---|---|---|
| Interest income – interest and fees on loans and securities | $ **13,330** | 9,988 | 18,034 |
| Interest expense – interest expense on borrowed funds | **39,557** | 34,641 | 48,641 |
| Net interest loss | **(26,227)** | (24,653) | (30,607) |
| Provision for loan losses | **816** | (417) | - |
| Net interest loss after provision for loan losses | **(27,043)** | (24,236) | (30,607) |
| Other income: | | | |
| Dividends from consolidated subsidiaries: | | | |
| Commercial banks | **272,250** | 254,438 | 163,046 |
| Other operating companies | - | - | 1,000 |
| Investment securities gains, net | **2,686** | 6,056 | 25,076 |
| Impairment loss on First Security Corporation common stock | - | - | (96,911) |
| Other income | **18,937** | 10,615 | 10,236 |
| | **293,873** | 271,109 | 102,447 |
| Expenses: | | | |
| Salaries and employee benefits | **13,429** | 14,018 | 9,311 |
| Merger related expense | - | 372 | 28,291 |
| Other operating expenses | **16,486** | 12,782 | 5,661 |
| | **29,915** | 27,172 | 43,263 |
| Income before income tax benefit and undistributed income of consolidated subsidiaries | **236,915** | 219,701 | 28,577 |
| Income tax benefit | **35,946** | 29,429 | 60,661 |
| Income before equity in undistributed income of consolidated subsidiaries | **272,861** | 249,130 | 89,238 |
| Equity in undistributed income of consolidated subsidiaries: | | | |
| Commercial banks | **69,262** | 50,164 | 78,628 |
| Other operating companies | **(95,310)** | (25,429) | (12,832) |
| Nonoperating – Zions Municipal Funding, Inc. | **9,465** | 9,155 | 6,675 |
| Net income | $ **256,278** | 283,020 | 161,709 |

## CONDENSED STATEMENTS OF CASH FLOWS

**YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000**

| *(In thousands)* | 2002 | 2001 | 2000 |
|---|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES:** | | | |
| Net income | $ **256,278** | 283,020 | 161,709 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Undistributed net (income) losses of consolidated subsidiaries | **16,583** | (33,890) | (72,471) |
| Depreciation of premises and equipment | **75** | 81 | 117 |
| Investment securities gains, net | **(2,686)** | (6,056) | (25,076) |
| Impairment loss on First Security Corporation common stock | - | - | 96,911 |
| Amortization of intangibles | - | 660 | 660 |
| Other | **(3,160)** | (23,992) | (23,615) |
| Net cash provided by operating activities | **267,090** | 219,823 | 138,235 |
| **CASH FLOWS FROM INVESTING ACTIVITIES:** | | | |
| Net (increase) decrease in interest-bearing deposits | **(43,157)** | (7,424) | 17,545 |
| Collection of advances to subsidiaries | **129,745** | 21,885 | 12,846 |
| Advances to subsidiaries | **(168,319)** | (23,689) | (32,325) |
| Proceeds from sale of investment securities available for sale | **5,035** | 9,531 | 162,282 |
| Purchase of investment securities | **(196,392)** | (6,456) | (1,065) |
| Increase of investment in subsidiaries | **(78,422)** | (237,584) | (75,674) |
| Cash paid to reacquire minority interest | - | (66,044) | - |
| Other | **(813)** | 19,964 | 621 |
| Net cash provided by (used in) investing activities | **(352,323)** | (289,817) | 84,230 |
| **CASH FLOWS FROM FINANCING ACTIVITIES:** | | | |
| Net change in commercial paper and other borrowings under one year | **(17,434)** | 41,761 | (146,421) |
| Proceeds from issuance of long-term debt | **339,952** | 200,000 | - |
| Payments on long-term debt | **(67,941)** | (67,100) | (3,650) |
| Proceeds from issuance of common stock | **16,907** | 15,798 | 6,717 |
| Payments to redeem common stock | **(113,215)** | (46,462) | (3,899) |
| Dividends paid | **(73,232)** | (73,899) | (76,762) |
| Net cash provided by (used in) financing activities | **85,037** | 70,098 | (224,015) |
| Net increase (decrease) in cash and due from banks | **(196)** | 104 | (1,550) |
| Cash and due from banks at beginning of year | **2,063** | 1,959 | 3,509 |
| Cash and due from banks at end of year | $ **1,867** | 2,063 | 1,959 |

The parent company paid interest of $36.5 million in 2002, $32.8 million in 2001, and $50.1 million in 2000.

# FORM 10-K

The Annual Report includes the materials required in Form 10-K filed with the United States Securities and Exchange Commission. The integration of the two documents give shareholders and other interested parties timely and comprehensive information about the Company. Portions of the Annual Report are not required by the Form 10-K and are not filed as part of the Company's Form 10-K. Only the portions of the Annual Report referenced in the Form 10-K cross-reference index are incorporated in the Form 10-K. The report has not been approved or disapproved by the United States Securities and Exchange Commission, nor has the Commission passed upon its accuracy or adequacy.

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

**FORM 10-K**

X **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2002

**OR**

__ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from __________ to __________

**COMMISSION FILE NUMBER 0-2610**

# ZIONS BANCORPORATION

(Exact name of Registrant as specified in its charter)

| | |
|---|---|
| **UTAH** | **87-0227400** |
| (State or other jurisdiction of incorporation or organization) | (Internal Revenue Service Employer Identification Number) |
| **One South Main, Suite 1134** **Salt Lake City, Utah** | **84111** |
| (Address of principal executive offices) | (Zip Code) |

**Registrant's telephone number, including area code: (801) 524-4787**
**Securities registered pursuant to Section 12(b) of the act:**

| Title of Each Class | Name of Exchange on Which Registered |
|---|---|
| Senior Floating Rate Notes Due January 14, 2005 | New York Stock Exchange |
| Senior Floating Rate Notes Due October 15, 2004 | New York Stock Exchange |
| Guarantee related to 8.00% Capital Securities of Zions Capital Trust B | New York Stock Exchange |

**Securities registered pursuant to Section 12 (g) of the act:**

**Common Stock, Stock Purchase Rights – without par value**

(Title of Class)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes X No ___

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. _____

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act).

Yes X No ___

Aggregate Market Value of Common Stock Held by Nonaffiliates at February 19, 2003 ................................ $3,656,854,785

Number of Common Shares Outstanding at February 19, 2003 ................................ 90,574,755 Shares

**Documents Incorporated by Reference:**

**Portions of 2002 Annual Report to Shareholders – Incorporated into Parts I, II and IV**
**Proxy Statement for the Annual Meeting of Shareholders to be held April 25, 2003 – Incorporated into Parts I and III**

## FORM 10-K CROSS-REFERENCE INDEX



(1) Incorporated by reference from the Company's Proxy Statement to be dated approximately March 17, 2003.
(2) None
*Financial Highlights – inside front cover of 2002 Annual Report to Shareholders.

## PART I

## ITEM 1. BUSINESS

### Description of Business

Zions Bancorporation ("the Parent") is a financial holding company organized under the laws of Utah in 1955, and registered under the Bank Holding Company Act of 1956, as amended. Zions Bancorporation and its subsidiaries ("the Company") own and operate six commercial banks with a total of 416 offices. The Company provides a full range of banking and related services through its banking and other subsidiaries, primarily in Utah, Idaho, California, Nevada, Arizona, Colorado and Washington. Full-time equivalent employees totaled 8,073 at year-end 2002. For further information about the Company's industry segments, see "Business Segment Results" in Management's Comments and Note 23 of the Notes to Consolidated Financial Statements. For further information about the Company's foreign operations, see "Foreign Operations" in Management's Comments.

### Growth

While the Company's internally generated growth remained very strong during 2002, the Company also continued to build the business through acquisitions that complement its strategies and build on its core strengths. For information about merger activities, see Note 3 of the Notes to Consolidated Financial Statements.

### Products and Services

The Company focuses on maintaining community-minded banking by strengthening its core business lines of retail banking, small and medium-sized business lending, residential mortgage, and investment activities. It operates six different banks in eight western states; each bank operates under a different name and each has its own chief executive officer and management team. The banks provide a wide variety of commercial and retail banking and mortgage lending products and services. The Company provides commercial loans, lease financing, cash management, lockbox, customized draft processing, and other special financial services for business and other commercial banking customers. The Company provides a wide range of personal banking services to individuals, including bankcard, student and other installment loans and home equity lines of credit, checking accounts, savings accounts, time certificates of various types and maturities, trust services, safe deposit facilities, direct deposit, and 24-hour ATM access. The Company also provides services to key segments through its Women's Financial, Private Client Services, and Executive Banking Groups.

In addition to these core businesses, the Company has built specialized lines of business in capital markets and public finance. The Company is also a leader in U.S. Small Business Administration lending. Through its six bank subsidiaries, the Company provides SBA 7(a) loans to small businesses throughout the United States and is also one of the largest providers of SBA 504 financing in the nation. The Company also owns an equity interest in the Federal Agricultural Mortgage Corporation ("Farmer Mac") and is the nation's top originator of secondary market agricultural real estate mortgage loans through Farmer Mac. The Company is a leader in municipal finance advisory and underwriting services. It is also a leader in the emerging electronic corporate bond trading market, and it owns an equity interest in and is represented on the board of Garban-Intercapital plc, a London Stock Exchange listed company that is a leader in electronic securities trading in the United States. Four venture capital companies owned by the Company provide early-stage capital, primarily for start-up companies located in the Western United States.

### Competition

Zions Bancorporation and its subsidiaries operate in a highly competitive environment due to the diverse financial services and products they offer. Competitors include not only other banks and thrift institutions, credit unions, and mutual funds, but also insurance companies, finance companies, brokerage firms, securities dealers, investment banking companies, and a variety of other financial services and advisory companies. Many of these competitors are not subject to the same regulatory restrictions as the Company. Most of these competitors compete across geographic boundaries and provide customers increasing access to meaningful alternatives to banking services in many significant products. These competitive trends are likely to continue.

### Supervision and Regulation

On July 30, 2002, the Senate and the House of Representatives of the United States (Congress) enacted the Sarbanes-Oxley Act of 2002, a law that addresses, among other issues, corporate governance, auditing and accounting, executive compensation, and enhanced and timely disclosure of corporate information. Effective August 29, 2002, as directed by Section 302(a) of Sarbanes-Oxley, the Company's chief executive officer and chief financial officer are each required to certify that the Company's Quarterly and Annual Reports do not contain any untrue statement of a material fact. The rules have several requirements, including having these officers certify that: they are responsible for establishing, maintaining and regularly evaluating the effectiveness of the Company's internal controls; they have made certain disclosures to the Company's auditors and the audit committee of the Board of Directors about internal controls; and they have included information in the Company's Quarterly and Annual Reports about theirevaluation and whether there have been significant changes in the Company's internal controls or in other factors that could significantly affect internal controls subsequent to the evaluation.

The Board of Directors of Zions Bancorporation has approved a series of actions to strengthen and improve its already strong corporate governance practices, including the adoption of new Corporate Governance Guidelines, a Code of Business Conduct and Ethics, and new charters for the Audit, Credit Review, Executive Compensation, and Nominating and Corporate Governance Committees. More information on Zions Bancorporation's corporate governance practices will be available on the Zions Bancorporation website at www.zionsbancorporation.com.

The enactment of the Gramm-Leach-Bliley Act of 1999 ("the GLB Act") represented a pivotal point in the history of the financial services industry. The GLB Act swept away large parts of a regulatory framework that had its origins in the Depression Era of the 1930s. Effective March 11, 2000, new opportunities became available for banks, other depository institutions, insurance companies and securities firms to enter into combinations that permit a single financial services organization to offer customers a more complete array of financial products and services. The GLB Act provides a new regulatory framework through a financial holding company, which has as its umbrella regulator the Federal Reserve Board ("FRB"). Functional regulation of the financial holding company's separately regulated subsidiaries is conducted by their primary functional regulator.

The GLB Act provides a federal right to privacy for non-public personal information of individual customers. The Company, including its subsidiaries, is also subject to certain state laws that deal with the use and distribution of nonpublic personal information.

Zions Bancorporation is a financial holding company and, as such, is subject to regulation under the Bank Holding Company Act of 1956, as amended ("the BHC Act"). The BHC Act requires the prior approval of the FRB for a financial holding company to acquire or hold more than 5% voting interest in any bank, and restricts interstate banking activities. The BHC Act allows interstate bank acquisitions and interstate branching by acquisition anywhere in the country.

The BHC Act restricts the Company's nonbanking activities to those that are permitted for financial holding companies or determined by the FRB to be financial in nature, incidental to financial activities, or complementary to a financial activity. The BHC Act does not place territorial restrictions on the activities of nonbank subsidiaries of bank holding companies. The Company's banking subsidiaries are subject to limitations with respect to transactions with affiliates.

The Company's banking subsidiaries are also subject to various requirements and restrictions in the laws of the United States and in the states in which the banks operate. These include restrictions on the amount of loans to a borrower and its affiliates, the nature and amount of their investments, their ability to act as an underwriter of securities, the opening of branches and the acquisition of other financial entities. The Company's subsidiary banks are subject to the provisions of the National Bank Act or the banking laws of their respective states, are under the supervision of, and are subject to periodic examination by, the Comptroller of the Currency ("OCC") or their respective state banking departments, and are subject to the rules and regulations of the OCC, the FRB, and the Federal Deposit Insurance Corporation ("FDIC").

The FRB has established capital guidelines for financial holding companies. The OCC, the FDIC, and the FRB have also issued regulations establishing capital requirements for banks under federal law. Failure to meet capital requirements could subject the Company and its subsidiary banks to a variety of restrictions and enforcement remedies. See Note 20 of the Notes to Consolidated Financial Statements for information regarding capital requirements.

The U.S. federal bank regulatory agencies' risk-capital guidelines are based upon the 1988 capital accord of the Basel Committee on Banking Supervision ("the BIS"). The BIS is a committee of central banks and bank supervisors/regulators from the major industrialized countries that develops broad policy guidelines that each country's supervisors can use to determine the supervisory policies they apply. In January 2001, the BIS released a proposal to replace the 1988 capital accord with a new capital accord that would set capital requirements for operational risk and refine the existing capital requirements for credit risk and market risk exposures. Operational risk is defined to mean the risk of direct or indirect loss resulting from inadequate or failed internal processes, people and systems or from external events. The 1988 capital accord does not include separate capital requirements for operational risk. In 2002 the BIS published proposed modifications to its January 2001 proposal. While the ultimate timing for the new accord and the specifics of capital assessments for addressing operational risk are uncertain, the BIS has stated that its objective is to finalize a new capital accord in the fourth quarter of 2003 and for member countries to implement the new accord at year-end 2006. The Company expects that a new capital accord addressing operational risk will eventually be adopted by the BIS and implemented by the U.S. federal bank regulatory agencies.

Dividends payable by the subsidiary banks to Zions Bancorporation are subject to various legal and regulatory restrictions. These restrictions and the amount available for the payment of dividends at year-end are summarized in Note 20 of the Notes to Consolidated Financial Statements.

The Financial Institutions Reform, Recovery, and Enforcement Act of 1989 provides that the Company's bank subsidiaries are liable for any loss incurred by the FDIC in connection with the failure of an affiliated insured bank.

The Federal Deposit Insurance Corporation Improvement Act of 1991 prescribes standards for the safety and soundness of insured banks. These standards relate to internal controls, information systems, internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, and compensation, as well as other operational and management standards deemed appropriate by the federal banking regulatory agencies.

The Community Reinvestment Act ("CRA") requires banks to help serve the credit needs in their communities, including credit to low and moderate income individuals. Should the Company or its subsidiaries fail to adequately serve their communities, penalties may be imposed including denials of applications to add branches, relocate, add subsidiaries and affiliates, and merge with or purchase other financial institutions. The GLB Act requires "satisfactory" or higher CRA compliance for insured depository institutions and their financial holding companies in order for them to engage in new financial activities.

On October 26, 2001, the President signed into law comprehensive anti-terrorism legislation known as the USA PATRIOT Act of 2001 (the "USA Patriot Act"). Title III of the USA Patriot Act substantially broadened the scope of U.S. anti-money laundering laws and regulations by imposing significant new compliance and due diligence obligations, creating new crimes and penalties and expanding the extra-territorial jurisdiction of the United States. The U.S. Treasury Department ("Treasury") has issued a number of implementing regulations which apply various requirements of the USA Patriot Act to financial institutions such as the Company's bank and broker-dealer subsidiaries and mutual funds and private investment companies advised or sponsored by the Company's subsidiaries. Those regulations impose new obligations on financial institutions to maintain appropriate policies, procedures and controls to detect, prevent and report money laundering and terrorist financing. Treasury is expected to issue a number of additional regulations, which will further clarify the USA Patriot Act's requirements.

Failure of a financial institution to comply with the USA Patriot Act's requirements could have serious legal and reputational consequences for the institution. The Company has adopted appropriate policies, procedures and controls to address compliance with the requirements of the USA Patriot Act under the existing regulations and will continue to revise and update its policies, procedures and controls to reflect changes required by the Act and Treasury's regulations.

Regulators and Congress continue to enact rules, laws, and policies to regulate the financial services industry and to protect consumers. The nature of these laws and regulations and the effect of such policies on future business and earnings of the Company cannot be predicted.

### Government Monetary Policies

The earnings and business of the Company are affected not only by general economic conditions, but also by fiscal and other policies adopted by various governmental authorities. The Company is particularly affected by the policies of the FRB, which affects the national supply of bank credit. The instruments and methods of monetary policy available to the FRB include open-market operations in U.S. government securities; adjustment of the discount rates or cost of bank borrowings; imposing or changing reserve requirements against member bank deposits; and imposing or changing reserve requirements against certain borrowings by banks and their affiliates. These methods are used in varying combinations to influence the overall growth or contraction of bank loans, investments and deposits, and the interest rates charged on loans or paid for deposits.

In view of the changing conditions in the economy and the effect of the FRB's monetary policies, it is difficult to predict future changes in loan demand, deposit levels and interest rates, or their effect on the business and earnings of the Company. FRB monetary policies have had a significant effect on the operating results of commercial banks in the past and are expected to continue to do so in the future.

## ITEM 2. PROPERTIES

The Company operates 415 domestic branches, of which 174 are owned and 241 are on leased premises. The Company also leases its headquarters offices. Other operations facilities are variously owned or leased. The annual rentals under long-term leases for leased premises are determined under various formulas and factors, including operating costs, maintenance, and taxes. For information regarding rental payments, see Note 19 of the Notes to Consolidated Financial Statements.

## ITEM 3. LEGAL PROCEEDINGS

The information contained in Note 19 of the Notes to Consolidated Financial Statements is incorporated herein by reference.

## PART II

### ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The Company's common stock is traded on the NASDAQ National Market under the symbol "ZION". The last reported sale price of the common stock on NASDAQ on February 19, 2003 was $41.96 per share.

The following table sets forth, for the periods indicated, the high and low sale prices of the Company's common stock, as quoted on NASDAQ:

| | 2002 | | 2001 | |
|---|---|---|---|---|
| | High | Low | High | Low |
| 1st Quarter | $ 59.46 | $ 48.32 | $ 64.00 | $ 45.75 |
| 2nd Quarter | 59.65 | 49.54 | 59.55 | 50.26 |
| 3rd Quarter | 55.34 | 42.30 | 60.04 | 50.23 |
| 4th Quarter | 44.37 | 34.14 | 53.61 | 42.30 |

As of February 19, 2003, there were 6,636 holders of record of the Company's common stock.

Frequency and amount of dividends paid during the last two years:

| | 1st Qtr | 2nd Qtr | 3rd Qtr | 4th Qtr |
|---|---|---|---|---|
| 2002 | $.20 | $.20 | $.20 | $.20 |
| 2001 | $.20 | $.20 | $.20 | $.20 |

In January 2003, the Board of Directors approved a dividend of $0.21 per share payable on February 26, 2003.

## PART III

### ITEM 14. CONTROLS AND PROCEDURES

Within the 90-day period prior to the filing of this report, an evaluation was carried out under the supervision and with the participation of the Company's management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in Rule 13a-14(c) under the Securities Exchange Act of 1934). Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective. There have been no significant changes in the Company's internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation.

## PART IV

### ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 8-K

The Company's Consolidated Financial Statements and report of independent auditors are set forth on pages 61-101.

Financial Statement Schedules – All financial statement schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions, the required information is contained elsewhere in the Form 10-K, or the schedules are inapplicable and have therefore been omitted.

Exhibits – The index of exhibits and any exhibits filed as part of the 2002 Form 10-K are accessible at no cost on the Company's website at www.zionsbancorporation.com or through the United States Securities and Exchange Commission's website at www.sec.gov. Copies of exhibits may also be requested from the Company's investor relations department.

Reports on Form 8-K filed during the fourth quarter of 2002 and through the date of this Form 10-K filing:

October 4, 2002 – Item 9. Exhibit 99. A copy of a press release dated October 3, 2002 reporting on charges related to expense reduction plans and impaired investments.

October 21, 2002 – Items 5 and 7. Exhibit 99.1. A copy of a press release dated October 17, 2002 announcing third quarter 2002 earnings with additional statements of income by quarter.

November 14, 2002 – Items 7 and 9. Exhibits 99.1 and 99.2. Certifications, dated November 14, 2002, of Chief Executive Officer of the Company, Harris H. Simmons, and Chief Financial Officer, Doyle L. Arnold, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

January 23, 2003 – Item 9. Exhibit 99. A copy of a press release dated January 23, 2003 announcing fourth quarter 2002 earnings.

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ZIONS BANCORPORATION

March 20, 2003

By /s/ Harris H. Simmons

HARRIS H. SIMMONS, Chairman,
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the date indicated.

March 20, 2003

/s/ Harris H. Simmons

HARRIS H. SIMMONS, Chairman, President, Chief Executive Officer and Director, (Principal Executive Officer)

/s/ Doyle L. Arnold

DOYLE L. ARNOLD, Secretary, Executive Vice President, and Chief Financial Officer, (Principal Financial Officer)

/s/ Nolan Bellon

NOLAN BELLON, Controller, (Principal Accounting Officer)

/s/ Jerry C. Atkin

JERRY C. ATKIN, Director

/s/ R. D. Cash

R. D. CASH, Director

/s/ Richard H. Madsen

RICHARD H. MADSEN, Director

/s/ Roger B. Porter

ROGER B. PORTER, Director

/s/ Stephen D. Quinn

STEPHEN D. QUINN, Director

/s/ L. E. Simmons

L. E. SIMMONS, Director

/s/ Shelley Thomas Williams

SHELLEY THOMAS WILLIAMS, Director

/s/ I. J. Wagner

I. J. WAGNER, Director

# CERTIFICATION OF CHIEF EXECUTIVE OFFICER

I, Harris H. Simmons, certify that:

1. I have reviewed this annual report on Form 10-K of Zions Bancorporation;
2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;
3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;
4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:
   a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;
   b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and
   c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;
5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):
   a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and
   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and
6. The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 20, 2003

/s/ Harris H. Simmons

Harris H. Simmons, Chairman, President
and Chief Executive Officer

## CERTIFICATION OF CHIEF FINANCIAL OFFICER

I, Doyle L. Arnold, certify that:

1. I have reviewed this annual report on Form 10-K of Zions Bancorporation;
2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;
3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;
4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:
   a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;
   b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and
   c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;
5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):
   a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and
   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and
6. The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 20, 2003

/s/ Doyle L. Arnold

Doyle L. Arnold, Executive Vice President and Chief Financial Officer

## CORPORATE INFORMATION

{Executive Offices}

One South Main Street
Salt Lake City, Utah 84111
(801) 524-4787

{Annual Shareholders' Meeting}

Friday, April 25, 2003, 1:30 p.m.
Salt Lake City Marriott
75 South West Temple
Salt Lake City, Utah 84101

{Transfer Agent}

Zions First National Bank
Corporate Trust Department
10 East South Temple, 3rd Floor
Salt Lake City, Utah 84111
(801) 524-4624

{Registrar}

Zions First National Bank
One South Main Street
Salt Lake City, Utah 84111

{Auditors}

Ernst & Young LLP
60 East South Temple, Suite 800
Salt Lake City, Utah 84111

{NASDAQ National Market Symbol}

ZION

{Number of Common Shareholders}

6,867 as of December 31, 2002

{Dividend Reinvestment Plan}

Shareholders can reinvest their cash dividends in additional shares of our common stock at the market price. Shareholders, as well as brokers and custodians who hold our common stock for clients, can obtain a prospectus of the plan by writing to:

Zions Bancorporation
Dividend Reinvestment Plan
P.O. Box 30880
Salt Lake City, Utah 84130

{Credit Ratings}

| | |
|---|---|
| Moody's Investors Service | |
| *Outlook* | *Stable* |
| *LT Senior Debt* | *A3* |
| *Subordinated Debt* | *Baa1* |
| Standard & Poor's | |
| *Outlook* | *Stable* |
| *LT Senior Debt* | *BBB* |
| *LT Subordinated Debt* | *BBB-* |
| *Short Term* | A-2 |
| Fitch | |
| *Outlook* | *Stable* |
| *Senior Unsecured Debt* | *A-* |
| *Subordinated Debt* | *BBB+* |
| *Short Term* | *F1* |

{Option Market Makers}

Chicago Board Options Exchange
Philadelphia Stock Exchange

{Selected Index Memberships}

S&P 500
Nasdaq Financial 100
PHLX/KBW Bank Index

{Investor Relations}

For financial information about the Corporation – analysts, investors and news media representatives should contact:

Clark B. Hinckley
(801) 524-4787

{Zions Bancorporation News Releases}

Our news releases are available on our website at: *www.zionsbancorporation.com.*

To be added to the email or fax distribution list, please contact us at: *investor@zionsbank.com.*

{Internet Sites}

ZIONS BANCORPORATION:
*www.zionsbancorporation.com*

ZIONS FIRST NATIONAL BANK:
*www.zionsbank.com*

CALIFORNIA BANK & TRUST:
*www.calbanktrust.com*

NEVADA STATE BANK:
*www.nsbank.com*

NATIONAL BANK OF ARIZONA:
*www.nbarizona.com*

VECTRA BANK COLORADO:
*www.vectrabank.com*

THE COMMERCE BANK
OF WASHINGTON:
*www.tcbwa.com*

FIXED INCOME TRADING:
*www.oddlot.com*
*www.govrate.com*